2023 Annual Meeting and Proxy Statement



Healthpeak
PROPERTIES

VANTAGE (RENDERING)
SOUTH SAN FRANCISCO, CA
LIFE SCIENCE



CAMBRIDGE DISCOVERY PARK
CAMBRIDGE, MA
LIFE SCIENCE

Our Strategy

We seek to create stockholder value through scale, expertise and relationships in our business segments, which are driven by the aging population and the desire for improved health. The core elements of our strategy are to:



Own and develop high-quality, irreplaceable healthcare real estate in markets where we have scale and expertise, creating a competitive advantage.



Grow our Life Science and Medical Office businesses through our accretive acquisitions and developments sourced through our relationships.



Be a good partner to tenants, health systems and operators. We pride ourselves on having a strong reputation in the industry as a partner of choice that will lead to proprietary opportunities.



Maintain a low cost of capital and a strong balance sheet with BBB+/Baa1 investment grade credit ratings, which will provide financial strength through industry and economic cycles.



Lead with a people-first culture that attracts, develops and retains top-tier talent. We believe that diversity, equity and inclusion are critical to a positive work environment that provides equal and fair treatment to all individuals on the basis of merit.

Who We Are

Healthpeak Properties, Inc., an S&P 500 company, invests in real estate serving the healthcare industry in the United States. We are headquartered in Denver, Colorado, with additional offices in California, Tennessee and Massachusetts.

3
Business Segments

IRREPLACEABLE PORTFOLIO[1]
12.2 Million Sq. Ft. Life Science
24.1 Million Sq. Ft. Medical Office
7,183 Continuing Care Retirement Community (CCRC) Units

480
Properties[1]

SCALE
$20 Billion Enterprise Value[3]
$14 Billion Market Cap[3]

5.1%
Annualized Dividend Yield[2]

INVESTMENT GRADE
S&P: BBB+ (Stable)
Moody's: Baa1 (Stable)

37 Years
as a Public Company

ESTABLISHED
NYSE-Listed
Member of S&P 500

[1] As of December 31, 2022, and including properties in our unconsolidated joint ventures.

[2] Based on Healthpeak's common stock price of $23.64 as of the close of trading on March 1, 2023, and most recent quarterly cash dividend of $0.30 per share. Future dividends are at the discretion of Healthpeak's Board of Directors.

[3] Based on Healthpeak's common stock outstanding and stock price of $25.07 as of the close of trading on December 30, 2022, the last trading day of the year, and, in the case of enterprise value, total consolidated debt and Healthpeak's share of unconsolidated joint venture debt and cash and cash equivalents as of December 31, 2022.

Business Segments



THE COVE AT OYSTER POINT
SOUTH SAN FRANCISCO, CA

Life Science
New and innovative drugs, therapeutics and medical devices are developed in our life science properties



HEALTHONE SKY RIDGE MEDICAL CENTER
DENVER, CO

Medical Office
Outpatient services and doctor visits are performed efficiently and conveniently



FREEDOM AT THE POINTE VILLAGES
THE VILLAGES, FL

CCRC
Offers seniors an active lifestyle, peace of mind, security and a continuum of care in a unique campus setting

UPREIT Reorganization

Through February 9, 2023, we conducted our business through Healthpeak Properties, Inc., a Maryland corporation ("Old Healthpeak"). Effective as of February 10, 2023, Old Healthpeak completed a corporate reorganization into a holding company structure commonly referred to as an Umbrella Partnership Real Estate Investment Trust, or UPREIT. On February 10, 2023, Old Healthpeak converted to a Maryland limited liability company named Healthpeak OP, LLC. The holding company created for the UPREIT conversion, New Healthpeak, Inc., is now the parent company of Old Healthpeak and pursuant to a name change effectuated as part of the reorganization, is now known as Healthpeak Properties, Inc. ("New Healthpeak"). The business, management and board of directors of New Healthpeak, and the rights and limitations of New Healthpeak's stockholders, immediately following the reorganization were identical to the business, management and board of directors of Old Healthpeak, and the rights and limitations of Old Healthpeak's stockholders, immediately prior to the reorganization. The consolidated assets and liabilities of New Healthpeak immediately following the reorganization were the same as the consolidated assets and liabilities of Old Healthpeak immediately prior to the reorganization.

New Healthpeak, as the successor to Old Healthpeak, is filing this proxy statement on behalf of Old Healthpeak for 2022 and on behalf of itself and Old Healthpeak for 2023. All references in this proxy statement to "we", "our", the "Company", "Healthpeak" or "Healthpeak Properties, Inc." refer to New Healthpeak for itself and as successor to Old Healthpeak, as applicable. More detailed information regarding the UPREIT reorganization can be found in our Form 8-K12B filed with the Securities and Exchange Commission ("SEC") on February 10, 2023.

Table of Contents

Frequently Accessed Information

Go Green!

To go paperless and receive electronic versions of the proxy statement and our annual report, please scan the code below and follow the instructions.



Notice of Annual Meeting of Stockholders

Annual Meeting Proposals

PROPOSALS

01   **Election of Eight Directors**

FOR
See pages 13–23

02   **Approval, on an Advisory Basis, of 2022 Executive Compensation**

FOR
See pages 40–75

03   **Approval, on an Advisory Basis, of the Frequency of Future Advisory Votes on Executive Compensation**

1 YEAR
See page 41

04   **Approval of the Healthpeak Properties, Inc. 2023 Performance Incentive Plan**

FOR
See pages 76–82

05   **Ratification of Appointment of Independent Registered Public Accounting Firm for 2023**

FOR
See pages 86–88

Other business will be transacted as may properly come before the 2023 annual meeting of stockholders (the "Annual Meeting").

Beneficial Owners

If you own shares of our common stock registered in the name of a broker, bank or other nominee, please follow the instructions they provide on how to vote your shares.

Proxy Voting

Please submit your proxy or voting instructions as soon as possible to instruct how your shares are to be voted at the Annual Meeting, even if you plan to attend the meeting. If you later vote at the Annual Meeting, your previously submitted proxy or voting instructions will not be used.

By Order of the Board of Directors,

Scott A. Graziano
Senior Vice President – Deputy General Counsel and Corporate Secretary
Denver, Colorado
March 17, 2023

Logistics

DATE AND TIME
Thursday, April 27, 2023
9:30 a.m. Pacific Time

RECORD DATE
Wednesday, March 1, 2023

PLACE
AC Hotel by Marriott San Francisco Airport/Oyster Point Waterfront
1333 Veterans Boulevard
South San Francisco, CA 94080

Attendees are required to comply with all Federal, state, local and meeting place guidelines

PROXY MATERIALS
These proxy materials were first made available to stockholders on or about March 17, 2023

How to Vote

STOCKHOLDERS OF RECORD


BY INTERNET
www.proxyvote.com


BY TELEPHONE
800–690–6903

BY MAIL
Complete your proxy card and cast your vote by pre-paid post

Important Notice Regarding Internet Availability of Proxy Materials

This proxy statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 ("Annual Report") are available on the Internet at www.proxyvote.com, which you can access by using the control number provided on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. The materials are also available in the Investor Relations section of our website at ir.healthpeak.com. References to our website in this proxy statement are provided for convenience only and the content on our website does not constitute part of this proxy statement.

Letter from Our Board of Directors

Dear Stockholders,

As members of the Board of Directors, we thank you for your continued support of Healthpeak. We are committed to governing Healthpeak in a prudent and transparent manner, and to delivering long-term value for you. We proactively oversee Healthpeak's business strategy, corporate governance, executive compensation and ESG initiatives, among other things, on your behalf, and we are pleased to share with you the results of our efforts over the past year.

This year, we are pleased to welcome James B. Connor, former Chairman and CEO of Duke Realty Corporation, to our Board. Mr. Connor was appointed as an independent director in March 2023. He brings significant commercial real estate and investment experience, and his expertise complements the skills and depth of our Board.

Strategic Focus

Over the last several years, we have fully transformed our portfolio to focus on areas where we have a competitive advantage and dramatically improved our balance sheet. As a result of these efforts, Healthpeak is uniquely positioned to create and capture value.

2022 In Review

During 2022 in a seamless leadership succession, we appointed Scott M. Brinker as our President and Chief Executive Officer, Adam G. Mabry as our Chief Investment Officer and Scott R. Bohn as our Chief Development Officer and Co-Head of Life Science. Also in 2022, we continued to focus on operational excellence and produced strong internal growth, tenant retention, rent collections and leasing activity. We also managed our balance sheet and liquidity and positioned our Company to act quickly as opportunities arise.

ESG Leadership

Environmental, social and governance (ESG) initiatives are a critical component of our corporate responsibility strategy.

We continually undertake sustainability initiatives that seek to increase long-term stakeholder value. In 2022, we published our 11th annual ESG Report, which was prepared in accordance with leading ESG reporting frameworks, including the Task Force on Climate-Related Financial Disclosures, Sustainability Accounting Standards Board, Global Reporting Initiative and United Nations Sustainable Development Goals. We allocated the net proceeds from two green bonds to the purchase or development of LEED Gold Certified Life Science properties in furtherance of our commitment to own sustainable properties, minimize our carbon footprint and reduce operating costs. Throughout 2022, we received numerous awards for our sustainability efforts, including the Global Real Estate Sustainability Benchmark (GRESB) Green Star Rating for the 11th consecutive year.

We continue to focus on human capital management, with a particular emphasis on diversity, equity and inclusion, and employee engagement, satisfaction and retention. We made further progress toward our commitment to promote and enhance racial diversity, education and awareness within our Company and throughout our communities. We also achieved employee satisfaction scores that are well above industry averages through our annual employee engagement survey, reflecting the culmination of a multiyear strategy to maximize employee engagement and development. We also continued our long-standing commitment to partnering with and supporting charitable organizations.

Paying for Performance

Central to in our executive compensation philosophy is the concept of paying for performance. We place a significant portion of executive compensation "at risk" in the form of performance-based annual cash bonuses and long-term equity awards. This compensation philosophy helps promote the execution of our business strategy in a manner that focuses on long-term stockholder value creation, encourages prudent risk management and enhances retention of our talented executive team.

Our 2022 short-term incentive plan payouts reflect our management team's successful execution against the demanding targets set for them. We retained a rigorous ESG performance scorecard spanning over a dozen metrics in our 2022 short-term incentive plan to underscore the connection between ESG, our strategy and operational excellence.

Looking Ahead

We continue to concentrate our operating and investment strategies where we have a competitive advantage, which we believe is key to generating sustainable stockholder value. We are excited about Healthpeak's market position and believe we are well positioned for long-term growth.

Thank you for your continued support.

Sincerely,
The Board of Directors



Scott M. Brinker
President and Chief Executive Officer, Director



Brian G. Cartwright
Independent Chairman



Katherine M. Sandstrom
Independent Vice Chair



James B. Connor
Independent Director



Christine N. Garvey
Independent Director



R. Kent Griffin, Jr.
Independent Director



David B. Henry
Independent Director



Sara G. Lewis
Independent Director

Proxy Summary



PROPOSALS

01 Election of Eight Directors

Our Board recommends a vote **FOR** each of the eight director nominees

- Our Board believes that the eight director nominees have the qualifications to provide effective leadership, oversight and guidance.
- All of our director nominees, other than our President and CEO, are independent.
- All of our director nominees are highly successful professionals with relevant skills and experience.



FOR

See pages 13–23 for more information

02 Approval, on an Advisory Basis, of 2022 Executive Compensation

Our Board recommends a vote **FOR** approval, on an advisory basis, of our 2022 executive compensation

- 2022 executive compensation reflects independent oversight by the Compensation and Human Capital Committee (the "Compensation Committee") with advice from independent consultants.
- Our executive compensation program aligns with our corporate strategy and helps drive long-term value for stockholders.
- Pay-for-performance alignment is reflected in our short-term incentive plan ("STIP") results, which paid out above the target level as a result of achieving certain 2022 financial and ESG performance goals, as well as strong individual performance. In addition, our performance-based long-term incentive plan ("LTIP") awards paid out based on total stockholder return ("TSR") performance for 2020–2022 relative to defined peers.



FOR

See pages 40–75 for more information

03 Approval, on an Advisory Basis, of the Frequency of Future Advisory Votes on Executive Compensation

Our Board recommends a vote of **ONE YEAR**, on an advisory basis, for the frequency of future advisory votes on executive compensation

- Our Board believes that an advisory vote on executive compensation should be conducted annually.
- An annual vote (as opposed to every two years or every three years) provides our stockholders with the opportunity to express their views on our executive compensation program each year.



1 YEAR

See page 41 for more information



THE BOARDWALK
SAN DIEGO, CA
LIFE SCIENCE

Our Board of Directors solicits your proxy for the Annual Meeting. This summary provides an overview of information contained in this proxy statement and does not contain all of the information that you should consider before voting. We encourage you to review the entire proxy statement before casting your vote.

04 Approval of the Healthpeak Properties, Inc. 2023 Performance Incentive Plan

Our Board recommends a vote **FOR** approval of the 2023 Performance Incentive Plan (the "2023 Plan")

- The new 2023 Plan provides an important attraction, retention and motivation tool for our employees through the grant of long-term equity and cash incentive awards.
- If our stockholders approve the 2023 Plan, no new awards will be granted under the existing Amended and Restated 2014 Performance Incentive Plan.



FOR

See pages 76–82 for more information

05 Ratification of Appointment of Independent Registered Public Accounting Firm for 2023

Our Board recommends a vote **FOR** ratification of the appointment of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for 2023

- Deloitte's institutional knowledge of our business and control framework enables effective and efficient audits.
- The Audit Committee has considered the independence, performance and qualifications of Deloitte in connection with this proposal and has determined that the retention of Deloitte continues to be in the best interests of Healthpeak and its stockholders.



FOR

See pages 86–88 for more information

2022 Business Highlights

$1.74
Diluted FFO as Adjusted per common share for the year ended December 31, 2022[1]

5.3x
Net Debt to Adjusted EBITDAre for the quarter ended December 31, 2022[1]

$760M
Development Deliveries

5.0%
Full-Year 2022 Same-Store Portfolio Cash (Adjusted) Net Operating Income Growth[2]

4.5M
Square Feet of Lease Executions[3]

$1.1B
Full-Year 2022 Portfolio Cash (Adjusted) Net Operating Income[2]

[1] Adjusted EBITDAre based on fourth quarter annualized performance and Net debt as of December 31, 2022. Diluted FFO as adjusted per common share and Net debt to adjusted EBITDAre are financial measures that are not in accordance with generally accepted accounting principles ("non-GAAP"). For the definitions and reconciliations to the most directly comparable GAAP measures, see Appendix A.

[2] Same-store portfolio cash (adjusted) net operating income and Portfolio cash (adjusted) net operating income are non-GAAP financial measures. For the definitions and reconciliations to the most directly comparable GAAP measures, see Appendix A.

[3] Represents the total combined Life Science and Medical Office lease executions for the year ended December 31, 2022.

Portfolio Positioned for Growth

Through all economic cycles, our business is driven by two fundamentals — the aging population and the desire for improved health. Demand for our real estate led to an estimated 17 million visits to our Medical Office buildings last year for outpatient healthcare. Our Life Science tenants are producing life-changing therapeutics for cancer, heart disease and sickle cell disease, among many other diseases. With the ongoing push to outpatient medical care, and advances in personalized medicine and drug discovery, our portfolio is well positioned for growth.

PORTFOLIO INCOME[1]
(for the year ended December 31, 2022)



48.9% $1.1B   38.3%

9.2%

3.6%

■ Life science   ■ Medical office
■ CCRC   ■ Other

[1] Portfolio Income is a non-GAAP financial measure. For the definition and reconciliation of Portfolio Income to the most directly comparable GAAP measure, see Appendix A.

> Our focused and disciplined investment approach, strong balance sheet, leading team and high-quality portfolio have positioned our Company for growth.

Our Director Nominees

Our Board has a breadth of experience and reflects a diversity of perspectives and backgrounds. We believe the range of skills and tenures of our director nominees creates a balance between institutional knowledge and new viewpoints.



GENDER DIVERSITY
3 of 8
38% DIVERSE
■ Women

RACIAL DIVERSITY
1 of 8
13% DIVERSE
■ Racially or ethnically diverse

AGE
3 1 1 3
■ in 40s
■ in 50s
■ in 60s
■ in 70s

TENURE
2 5 1
■ shorter-term (1–5 years)
■ mid-range (6–10 years)
■ longer-term (>10 years)

DIRECTOR NOMINEES	AGE	DIRECTOR SINCE	GENDER	RACE / ETHNICITY	AUDIT	COMPENSATION	GOVERNANCE	INVESTMENT AND FINANCE
Scott M. Brinker President and Chief Executive Officer, Healthpeak Properties, Inc.	46	2022	Male	White				
Brian G. Cartwright INDEPENDENT Chairman of the Board, Healthpeak Properties, Inc.; Former General Counsel, Securities and Exchange Commission	75	2013	Male	White			■	
Katherine M. Sandstrom INDEPENDENT Vice Chair of the Board, Healthpeak Properties, Inc.; Former Senior Managing Director, Heitman LLC	54	2018	Female	White	■		■	
James B. Connor INDEPENDENT Former Chairman and CEO, Duke Realty Corporation	64	2023	Male	White				
Christine N. Garvey INDEPENDENT Former Global Head of Corporate Real Estate Services, Deutsche Bank AG	77	2007	Female	Hispanic/ Latina	■	■		■
R. Kent Griffin, Jr. INDEPENDENT Managing Director, PHICAS Investors; Former President, BioMed Realty Trust, Inc.	53	2018	Male	White	■			■
David B. Henry INDEPENDENT Former Vice Chairman and CEO, Kimco Realty Corporation	74	2004	Male	White	■		■	■
Sara G. Lewis INDEPENDENT Founder and CEO, Lewis Corporate Advisors, LLC	55	2019	Female	White		■	■	

■ Chair ■ Member

We do not currently have any directors who self-identify as LGBTQ+.

For an overview of our Directors' core skills and experience, please see the skills matrix on page 14.

Compensation Highlights

2022 Executive Compensation Program

We have an established executive compensation program that we believe is competitive and that has been developed in response to feedback from our stockholders through ongoing investor outreach as well as best practices. In 2022, we compensated our named executive officers ("NEOs") using the following three elements of pay:

ELEMENT	FORM	2022 METRICS AND WEIGHTING
01 Base Salary	Fixed Cash	Base level of competitive cash to attract and retain executive talent
02 Annual Incentive Award (STIP)	Performance-Based Cash	**45%** Pre-established objective financial performance metrics to align compensation with strategic goals • 30% – Normalized funds from operations ("FFO") per share • 15% – Net debt to adjusted earnings before interest, taxes, depreciation and amortization for real estate ("Net Debt to Adjusted EBITDAre")
		15% ESG performance metrics to align compensation with ESG strategy
		40% Individual performance to reward individual initiative and achievement
03 Long-Term Incentive Award (LTIP)	Performance Stock Units	**60%** 3-year cliff vesting based on TSR performance relative to the following indices, subject to a 1-year post-vesting holding period: • Selected healthcare REIT peers (40% of overall award) • S&P 500 REIT Index (10% of overall award) • FTSE Nareit Equity Office Index (10% of overall award)
	Restricted Stock Units	**40%** 3-year annual vesting, subject to a pre-established Normalized FFO per share performance hurdle and 1-year post-vesting holding period

2022 Performance-Based Payouts

We delivered solid financial, operational and stock price performance in 2022, generally leading to above-target payouts based on our pre-established performance metrics.

2022 STIP (ANNUAL CASH INCENTIVE AWARD)						2020-2022 LTIP (3-YEAR RELATIVE TSR-BASED EQUITY AWARD)			
NORMALIZED FFO PER SHARE[1]		NET DEBT TO ADJUSTED EBITDAre[1]		ESG PERFORMANCE METRIC		FTSE NAREIT HEALTH CARE INDEX		S&P 500 REIT INDEX	
TARGET	RESULT	TARGET	RESULT	TARGET	RESULT	TARGET	RESULT	TARGET	RESULT
$1.696	$1.725	5.50x	5.34x	12 points	20 points	50th percentile	62nd percentile	50th percentile	25th percentile
148.3%		**116%**		**150%**		**138.7%**		**50%**	
144% (Total Blended)						**109% (Total Blended)**			
Payout as percentage of target based on outperformance compared to pre-established goals						Payout as percentage of target based on performance compared to pre-established goals			

[1] Adjusted EBITDAre based on fourth quarter annualized performance and Net Debt as of December 31, 2022. For the definitions and reconciliations of each of these measures to the comparable GAAP measure, see Appendix A.

ESG Highlights

We believe that environmental, social and governance, or ESG, initiatives are a vital part of value creation and corporate responsibility. For additional information, please read our annual ESG Report or visit our website at healthpeak.com/esg.

⌇ Environmental Highlights



SKYRIDGE EVERGREEN
LONE TREE, CO
MEDICAL OFFICE

 **Recognitions**

GRESB Green Star Rating **(2012–2022)**

CDP Leadership Band **(2013–2022)**

DJSI N. America Index Constituent **(2013–2022)**

S&P Global Sustainability Yearbook **(2016–2022)**

Nareit Leader in the Light – **9-Time Award Recipient**

FTSE4Good Index Series **(2012–2022)**

We strive to advance our building performance, efficiency, resilience and sustainability by identifying projects that minimize environmental impacts, deliver return on investment and reduce operating costs. In 2022, we published our 11th annual ESG Report, aligned with the Task Force on Climate-Based Financial Disclosures ("TCFD"), Sustainability Accounting Standards Board ("SASB"), Global Reporting Initiatives and United Nations Sustainable Development Goals reporting frameworks. In 2022, we reported on the progress of our long-term environmental goals for greenhouse gas emissions ("GHG"), energy, water, waste and recycling with respect to properties in our operational boundary (Scopes 1 & 2).

GOALS	GHG EMISSIONS REDUCTION (SCIENCE-BASED TARGETS) (BY 2033)[1]	ENERGY SAVINGS (BY 2030)[2]	WATER SAVINGS (BY 2030)[2]	WASTE (LANDFILL) DIVERSION (BY 2030)[2]	RECYCLING INCREASE (BY 2030)[2]
	37.5% Scopes 1 & 2	**15%**	**10%**	**10%**	**10%**
PROGRESS[3]	**11.8%** Year 3 of 15	**0.7%** Year 1 of 10	**2.7%** Year 1 of 10	**—** Year 1 of 10	**0.3%** Year 1 of 10

[1] Relative to 2018 baseline. Validated by the Science-Based Targets initiative.

[2] Relative to 2021 baseline.

[3] As reported in 2022 for performance for the year ended December 31, 2021, compared using a "like-for-like" methodology. Under our "like-for-like" methodology, direct and indirect GHG emissions are compared on a year-over-year basis using Scope 1 and Scope 2 GHG emissions for the properties that we have owned for two full consecutive calendar years, excluding non-stabilized developments and redevelopments.

Green Building Certifications[1]

ENERGY STAR

 **185**

LEED

 **5.3** Million Sq. Ft.

[1] Cumulative as of December 31, 2022. LEED®—an acronym for Leadership in Energy and Environmental Design™—and its related logo are trademarks owned by the U.S. Green Building Council® and are used with permission. Learn more at www.usgbc.org/LEED.

ENERGY STAR® Partner of the Year

 **2022 Partner of the Year**
65 Certifications in 2022

We were named an ENERGY STAR Partner of the Year for the second time in 2022. This honor recognizes our leading energy management practices and commitment to advancing energy efficiency across our portfolio.

 ## Social Highlights



GENDER DIVERSITY

46%
Female Workforce[1]



RACIAL/ETHNIC DIVERSITY

37%
Racially/Ethnically Diverse Workforce[1]

 **Recognitions**

Bloomberg Gender-Equality Index Constituent **(2019–2022)**

Great Place to Work Certified **(2020–2022)**

Orange County Business Journal Best Places to Work **(2020 & 2022)**

The Tennessean Top Workplace **(2022)**

Fortune Best Places to Work in Real Estate **(2022)**



EMPLOYEE SATISFACTION

Employee satisfaction **exceeded the Kingsley Index average** (based on 2022 annual employee engagement survey results)



TRAINING AND DEVELOPMENT

We completed company-wide belonging and inclusion training and fostered employee leadership and development through our Building Bridges program, which brings together our rising leaders to identify and address corporate value-add opportunities

[1] As of December 31, 2022.

Diversity, Equity and Inclusion

We believe we are a stronger organization when our workforce represents a diversity of ideas and experiences. We value and embrace diversity in our employee recruiting, hiring and development practices, with a 2022 intern program that was 66% gender or racially/ethnically diverse. We continue to support numerous endeavors to further our commitment to racial diversity and awareness, including augmenting recruiting practices to hire more diverse talent; conducting company-wide diversity, equity and inclusion training for all employees; and sponsoring and contributing to community outreach programs that support the education of underrepresented groups, including through executive speaking engagements at universities.

To view our most recently filed EEO-1 Report, please visit healthpeak.com/esg/social.

 ## Governance Highlights

- All director nominees, other than Mr. Brinker, our President & CEO, are independent
- Independent Board Chairman and Vice Chair
- Average director tenure of 7 years
- Annual director elections with majority voting standard
- Annual Board and committee self-evaluations
- Board diversity, including three female directors and one racially/ethnically diverse director
- Board oversight of corporate culture, human capital management, ESG, cybersecurity and risk management

- Codes of Conduct for directors, employees and vendors
- Award-winning ESG reporting practices and annual standalone ESG Report
- Anti-hedging, anti-pledging and clawback policies
- Robust executive officer and director stock ownership requirements
- Director term limit policy to support orderly Board refreshment
- Stockholder proxy access rights reflecting market standard terms

 **Recognitions**

Corporate Secretary and *IR Magazine* – Finalist for Best Proxy Statement **(2020–2022)**

Corporate Secretary and *IR Magazine* – Finalist for Best ESG Reporting **(2022)**

Newsweek America's Most Responsible Companies List **(2019–2022)**

CDP Supplier Engagement Rating **A- (2019–2021)**

ISS ESG Corporate Rating – Prime MSCI Rating – **AA-**

Fortune Modern Board 25 List **(2022)**

Wall Street Journal Best Managed Company List **(2022)**

Election of Directors



CYPRESS VILLAGE
JACKSONVILLE, FL
CCRC

 **FOR** | Our Board recommends a vote **FOR** each of the eight director nominees

Based on the recommendations of the Nominating and Corporate Governance Committee (the "Governance Committee"), our Board has nominated our current eight directors for election at the Annual Meeting to serve until the 2024 annual meeting of stockholders and until their respective successors are elected and qualified or until their earlier death, resignation or removal. All of the nominees are current directors of the Company who were previously elected to the Board by our stockholders, with the exceptions of Messrs. Brinker and Connor, who were appointed to our Board in October 2022 and March 2023, respectively. Each director nominee has agreed to be named in this proxy statement and to serve, if elected.

We have no reason to believe that any of our nominees will be unable or unwilling to serve if elected. However, if any nominee is unable or unwilling for good cause to serve, the proxy holders may vote their shares for a substitute nominee or for the balance of our Board, leaving a vacancy, unless our Board chooses to reduce the number of directors serving on our Board.

Voting Standard

MAJORITY VOTING AND DIRECTOR RESIGNATION POLICY

Consistent with corporate governance best practices, our majority voting standard for director elections requires that a director nominee in an uncontested election receive a majority of the votes cast with respect to his or her election at the Annual Meeting (that is, the number of votes cast FOR the nominee must exceed the number of votes cast AGAINST the nominee) to be elected to our Board. Our Board believes that the majority vote standard in uncontested elections strengthens the director nomination process and enhances director accountability.

We also have a director resignation policy in our Bylaws, which requires any nominee who fails to receive a majority of votes cast in an uncontested election to promptly submit his or her resignation from the Board. The Governance Committee would then consider the resignation and make a recommendation to our Board on whether to accept it or whether other action should be taken. Our Board would then act on the resignation, taking into account the Committee's recommendation, and would publicly disclose its decision, along with the rationale for such decision, within 90 days of certification of the election results. We believe this process provides critical accountability to stockholders.

Director Qualifications, Skills and Experience

Our Governance Committee has determined that each of our director nominees possesses the qualifications, skills and experience to effectively oversee the Company's long-term business strategy. The matrix below indicates the director nominees who possess each qualification, skill or experience.

Core Competencies

Our Board believes that all directors should possess certain core qualities that ensure their fitness to lead the Company. We believe that each of our directors possesses the following core attributes:



Strategic Oversight experience is essential to guiding our long-term business strategy.



Governance supports our goals of strong Board and management accountability and alignment with stockholders' interests.



Leadership experience is important for driving positive change and developing leadership qualities in others.



Integrity and Ethics are paramount for ensuring the sound reputation and operation of the Company.

Additional Qualifications

In addition to the core competencies noted above, our Board believes that the Company will be best served by directors with a wide array of talents and perspectives to drive innovation, promote critical thinking and enhance discussion. Each of the following additional qualifications meaningfully adds to our Board's depth.

	S. BRINKER	B. CARTWRIGHT	K. SANDSTROM	J. CONNOR	C. GARVEY	R. GRIFFIN JR.	D. HENRY	S. LEWIS	
Risk Oversight/Management Experience is critical to our Board's role in overseeing the risks facing the Company.	■	■	■	■	■	■	■	■	100%
Investment Expertise is important in evaluating our assets and portfolio as a whole.	■	■	■	■	■	■	■	■	100%
Financial Expertise and/or Literacy is valuable in understanding and overseeing our financial reporting and internal controls.	■	■	■	■	■	■	■	■	100%
Human Capital Management Experience is valuable in helping us attract, motivate and retain high-performing employees.	■	■	■	■	■	■	■	■	100%
Public Company Board Experience provides essential comparison points for operations and governance.		■	■	■	■	■	■	■	88%
REIT/Real Estate Experience is helpful for understanding the Company's strengths and challenges specific to the real estate investment trust and real estate industries.	■		■	■	■	■	■	■	88%
ESG Experience helps support the Board's oversight of the Company's long-term environmental, social and governance strategy and initiatives.	■	■		■	■	■	■	■	88%
Healthcare Industry Experience is important for understanding the Company's strengths and challenges specific to the healthcare industry.	■	■		■	■	■	■		75%
Public Company Executive Experience supports our management team through relevant advice and leadership.	■			■	■		■	■	75%
Legal/Regulatory Experience is relevant for ensuring oversight of management's compliance with SEC, New York Stock Exchange ("NYSE") and other regulatory requirements.	■	■			■	■		■	63%
Cybersecurity Oversight Experience contributes to the Board's understanding and oversight of the Company's cybersecurity and information technology risks.	■			■	■	■		■	63%

Director Nominees



DIRECTOR SINCE: 2022
COMMITTEES:
NONE

Scott M. Brinker, 46, President and Chief Executive Officer, Director

PROFESSIONAL EXPERIENCE

- Healthpeak's President, Chief Executive Officer and a member of the Board since October 2022, President and Chief Investment Officer from January 2020 to October 2022, and Executive Vice President and Chief Investment Officer from March 2018 to December 2019.
- Executive Vice President and Chief Investment Officer of Welltower Inc. (NYSE: WELL), a healthcare REIT, from July 2014 to January 2017, and Executive Vice President – Investments from February 2012 to July 2014.

OTHER CURRENT PUBLIC COMPANY BOARDS

- None

QUALIFICATIONS

Mr. Brinker brings to our Board extensive experience in the healthcare REIT industry gained from his leadership roles at Healthpeak and another publicly traded REIT. His knowledge of the Company's operations and strategy as our President and Chief Executive Officer and former role as Chief Investment Officer, as well as his extensive and diverse experience in investments, business development, underwriting, asset management, capital markets, investor relations, corporate finance, and industry-wide relationships and perspective, all contribute to leading our Company and executing our strategy.

Risk Oversight/Management	Investment Expertise	Financial Expertise and/or Literacy	Human Capital Management
REIT/Real Estate	ESG	Healthcare Industry	Public Company Executive
Legal/Regulatory	Cybersecurity Oversight		



DIRECTOR SINCE: 2013
COMMITTEES:
GOVERNANCE

Brian G. Cartwright, 75, Independent Chairman of the Board

PROFESSIONAL EXPERIENCE

- General Counsel of the SEC from 2006 to 2009.
- Senior Advisor at Patomak Global Partners, LLC, a regulatory consulting firm, since 2012.
- Senior Advisor at the law firm of Latham & Watkins LLP from 2009 to 2011. Partner, serving in various senior management positions, including as a member of its Executive Committee, from 1988 to 2005.
- Law clerk to Associate Justice Sandra Day O'Connor, United States Supreme Court from 1981 to 1982.
- Chair of the Board of Trustees of the Pacific Legal Foundation, a nonprofit provider of legal services, since 2021, and in various capacities as a member of the Board of Trustees, including as Vice Chair, since 2011.
- Former Director at Investment Technology Group (formerly NYSE: ITG), from 2016 to 2019.

OTHER CURRENT PUBLIC COMPANY BOARDS

- None

QUALIFICATIONS

Mr. Cartwright brings to our Board unparalleled and distinguished corporate governance, regulatory and legal experience, having previously served as general counsel of the SEC, which provides valuable insight in his role as the Chairman of our Board. His legal background and experience managing a large professional services firm provides our Board with considerable expertise regarding comprehensive issues faced by public companies. Additionally, Mr. Cartwright has extensive experience with accounting and auditing issues from his time with Latham & Watkins LLP and at the SEC.

Risk Oversight/Management	Investment Expertise	Financial Expertise and/or Literacy	Human Capital Management
Public Company Board	ESG	Healthcare Industry	Legal/Regulatory



DIRECTOR SINCE: 2018
COMMITTEES:
COMPENSATION,
GOVERNANCE (CHAIR)

Katherine M. Sandstrom, 54, Independent Vice Chair of the Board

PROFESSIONAL EXPERIENCE
- Advisor to Heitman LLC from July 2018 to March 2019.
- Senior Managing Director and global head of Heitman LLC's Public Real Estate Securities business from 2013 to 2018.
- Several senior leadership positions at Heitman LLC across multiple facets of the institutional real estate investment industry.
- Member of Global Management Committee, the Board of Managers and the Allocation Committee while at Heitman LLC.
- Certified Public Accountant.

OTHER CURRENT PUBLIC COMPANY BOARDS
- EastGroup Properties, Inc. (NYSE: EGP)
- Urban Edge Properties (NYSE: UE)

QUALIFICATIONS

Ms. Sandstrom brings to our Board more than 20 years of real estate finance and investment experience. She has extensive background overseeing buy-side investment teams for REIT securities, strategies and assets. Ms. Sandstrom's background as a senior executive at Heitman LLC is beneficial in her role as a member of the Compensation Committee and Chair of the Governance Committee.

Risk Oversight/Management	Investment Expertise	Financial Expertise and/or Literacy	Human Capital Management
Public Company Board	REIT/Real Estate		



DIRECTOR SINCE: 2023
COMMITTEES:
NONE

James B. Connor, 64, Independent Director

PROFESSIONAL EXPERIENCE
- Chairman and Chief Executive Officer of Duke Realty Corporation (formerly NYSE: DRE), a REIT, from April 2017 until the company's acquisition by Prologis, Inc. (NYSE: PLD) in October 2022. President and Chief Executive Officer from January 2016 to April 2017, Senior Executive Vice President and Chief Operating Officer from 2013 to 2015, Senior Regional Executive Vice President from 2011 to 2013, Executive Vice President Midwest Region from 2003 to 2010, and Senior Vice President from 1998 to 2003.
- Various executive and brokerage positions at Cushman & Wakefield from 1981 to 1998, most recently as Senior Managing Director for the Midwest area.
- Former First Vice Chair of the Executive Board of National Association of Real Estate Investment Trusts ("Nareit").
- Member of the Real Estate Roundtable.
- Member of the Society of Industrial and Office Realtors (SIOR).
- Vice Chair of the Board of Trustees of Roosevelt University in Chicago and on the Advisory Board of the Marshall Bennett Institute of Real Estate at Roosevelt University.

OTHER CURRENT PUBLIC COMPANY BOARDS
- EPR Properties (NYSE: EPR)
- Prologis, Inc. (NYSE: PLD)

QUALIFICATIONS

Mr. Connor brings to our Board business administration, capital markets, corporate development, corporate governance, human capital, investor relations, marketing, public company and sustainability expertise gained from his leadership roles at another publicly traded REIT for more than 20 years, most recently as its chairman of the board and chief executive officer, and more than 15 years of additional experience in commercial real estate.

Risk Oversight/Management	Investment Expertise	Financial Expertise and/or Literacy	Human Capital Management
Public Company Board	REIT/Real Estate	ESG	Public Company Executive
Cybersecurity Oversight			



Christine N. Garvey, 77, Independent Director

PROFESSIONAL EXPERIENCE

- Global Head of Corporate Real Estate Services at Deutsche Bank AG from 2001 to 2004.
- Vice President, Worldwide Real Estate and Workplace Resources at Cisco Systems, Inc. from 1999 to 2001.
- Group Executive Vice President at Bank of America from 1992 to 1998.
- Former Director of MUFG Americas Holdings Corporation (formerly UnionBanCal Corporation), from 2007 to 2018.
- Former Director at ProLogis, Inc. (NYSE: PLD), a REIT, from 2005 to 2017, and former Director at Catellus Development Corporation (formerly NYSE: CDX) from 1995 until its acquisition by ProLogis in 2005.
- Former Director at MPG Office Trust, Inc., from 2008 to 2013.
- Former Director at Hilton Hotels Corporation (NYSE: HLT), from 2005 to 2007.

OTHER CURRENT PUBLIC COMPANY BOARDS

- Toll Brothers, Inc. (NYSE: TOL)

DIRECTOR SINCE: 2007
COMMITTEES:
AUDIT, COMPENSATION, INVESTMENT

QUALIFICATIONS

Ms. Garvey brings to our Board significant operational expertise and a global business approach from her extensive executive real estate background. She also offers a valuable perspective gained through her service as a director and committee member of other NYSE-listed companies, which provides strategic insight in her role as a member of the Audit Committee, Compensation Committee and the Investment and Finance Committee (the "Investment Committee").

Risk Oversight/Management	Investment Expertise	Financial Expertise and/or Literacy	Human Capital Management
Public Company Board	REIT/Real Estate	ESG	Healthcare Industry
Public Company Executive	Legal/Regulatory	Cybersecurity Oversight	



R. Kent Griffin, Jr., 53, Independent Director

PROFESSIONAL EXPERIENCE

- Managing Director of PHICAS Investors since June 2016.
- President, Chief Operating Officer and Chief Financial Officer of BioMed Realty Trust, Inc. (formerly NYSE: BMR) from March 2006 to February 2015.
- Senior Vice President, investment banking division, Raymond James & Associates, Inc. from 2003 to 2006.
- Associate, investment banking division, J.P. Morgan Securities, Inc. from 1998 to 2003.
- Auditor, Arthur Andersen, LLP from 1992 to 1997.
- Member of the Board of Advisors at Pilot Mountain Ventures.
- Former Chairman and current member of the Board of Directors for Charleston Waterkeeper (nonprofit).
- Chairman of the Board of Directors for Coastal Conservation League (nonprofit).
- Member of Audit & Finance Committee for the Charleston County School District.
- Former Director at Tier REIT, Inc. (NYSE: TIER), from 2017 to 2019.

OTHER CURRENT PUBLIC COMPANY BOARDS

- Cousins Properties Inc. (NYSE: CUZ)

DIRECTOR SINCE: 2018
COMMITTEES:
AUDIT (CHAIR), INVESTMENT

QUALIFICATIONS

Mr. Griffin brings to our Board extensive real estate and corporate finance experience gained from his leadership roles, currently at PHICAS as a managing director and previously as the president, chief operating officer and chief financial officer of BioMed Realty Trust, Inc. Mr. Griffin leverages his experience as an auditor at a major public accounting firm in his role as Chair of the Audit Committee, as well as his investment banking and corporate finance experience in his role as a member of the Investment Committee.

Risk Oversight/Management	Investment Expertise	Financial Expertise and/or Literacy	Human Capital Management
Public Company Board	REIT/Real Estate	ESG	Healthcare Industry
Public Company Executive	Legal/Regulatory	Cybersecurity Oversight	



DIRECTOR SINCE: 2004
COMMITTEES:
AUDIT, INVESTMENT (CHAIR), GOVERNANCE

David B. Henry, 74, Independent Director

PROFESSIONAL EXPERIENCE
- Chief Executive Officer of Kimco Realty Corporation (NYSE: KIM), a REIT, from November 2009 and Vice Chairman from May 2001, until his retirement from both positions in January 2016. President from November 2008 to August 2014.
- Various positions, including Senior Vice President and Chief Investment Officer of GE Capital Real Estate and Chairman of GE Capital Investment Advisors from 1978 to 2001.
- Director of Fairfield County Bank, a private Connecticut mutual savings bank; Pine Tree, LLC, a private real estate company; and Starwood Real Estate Income Trust, a non-traded REIT.
- Serves on the real estate advisory boards of New York University, Bucknell College, Grupo Patio, Baruch College and Alto Real Estate Funds.
- Co-founder and director of Peaceable Street Capital, a private specialty finance company.
- Former Vice-Chairman of the Board of Governors, Nareit.
- Former member of the Executive Board of the Real Estate Roundtable.
- Former Trustee and Chairman of International Council of Shopping Centers (ICSC).
- Former Director at VEREIT, Inc. (formerly NYSE: VER), from 2015 until its merger in 2021.
- Former Director at Columbia Property Trust, Inc. (formerly NYSE: CXP), from 2016 until its merger in 2021.

OTHER CURRENT PUBLIC COMPANY BOARDS
- Tanger Factory Outlet Centers, Inc. (NYSE: SKT)

QUALIFICATIONS

Mr. Henry brings to our Board substantial real estate investment experience gained from his management of real estate investments for significant public companies for more than 30 years, most recently as the former chief executive officer and vice chairman of a publicly traded REIT, which provides our Board with a comprehensive understanding of the REIT industry and valuable insight as Chair of the Investment Committee and a member of the Audit Committee and Governance Committee.

Risk Oversight/Management	Investment Expertise	Financial Expertise and/or Literacy	Human Capital Management
Public Company Board	REIT/Real Estate	ESG	Healthcare Industry
Public Company Executive			



Sara G. Lewis, 55, Independent Director

DIRECTOR SINCE: 2019
COMMITTEES:
COMPENSATION (CHAIR), GOVERNANCE

PROFESSIONAL EXPERIENCE

- Founder and Chief Executive Officer of Lewis Corporate Advisors, LLC from 2009 to 2018.
- Executive Vice President and Chief Financial Officer of Washington Real Estate Investment Trust (NYSE: WRE) from 2002 to 2009, and Managing Director, Finance and Capital Markets from 2001 to 2002.
- Vice President, Finance and Investor Relations of Corporate Office Properties Trust (NYSE: OFC) from 1999 to 2001.
- Board Leadership Fellow of National Association of Corporate Directors since 2012; Directorship 100 recipient in 2017.
- Member of the Board of Trustees of The Brookings Institution since 2016, as well as a member of the Executive Committee and Chair of the Governance Studies Council, Vice Chair of the Audit Committee, and member of the Investment Committee and Budget & Finance Committee.
- Member of the Leadership Board and Corporate Governance Working Group of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness since 2015, as well as a member of the ESG Working Group.
- Delegate for the Advisory Council for Risk Oversight for the National Association of Corporate Directors.
- Member of the Audit Committee Council of the Center for Audit Quality.
- Member of the Board of Directors for Everside Health Group, Inc., a private health centers service group, since 2021.
- Former member of the Public Company Accounting Oversight Board Standing Advisory Group, from 2015 to 2017.
- Former Director at Sun Life Financial, Inc. (NYSE: SLF), from 2014 to 2021.
- Former Director at PS Business Parks, Inc. (formerly NYSE: PSB) from 2010 to 2019.
- Former Director at Adamas Pharmaceuticals, Inc. (formerly Nasdaq: ADMS) from 2014 to 2016.
- Former Director at Plum Creek Timber Company, Inc. (formerly NYSE: PCL) from 2013 until its merger with Weyerhaeuser Company in 2016.
- Former Director at CapitalSource, Inc. (formerly NYSE: CSE) from 2004 until its acquisition in 2014.
- Certified Public Accountant and Chartered Financial Analyst.

OTHER CURRENT PUBLIC COMPANY BOARDS

- Freeport-McMoRan, Inc. (NYSE: FCX)
- Weyerhaeuser Company (NYSE: WY)

QUALIFICATIONS

Ms. Lewis brings to our Board 19 years of boardroom experience and more than 30 years of corporate finance and capital markets experience. She has served on several public company boards, including as Audit Committee chair, Compensation Committee chair, Governance Committee chair, and presiding director. Ms. Lewis has been part of the executive teams of several public real estate investment trusts, including as a chief financial officer, which complement her role as Chair of the Compensation Committee and a member of the Governance Committee.

Risk Oversight/Management	Investment Expertise	Financial Expertise and/or Literacy	Human Capital Management
Public Company Board	REIT/Real Estate	ESG	Healthcare Industry
Public Company Executive	Legal/Regulatory	Cybersecurity Oversight	

Board Effectiveness and Strategic Evolution

Our Board believes that improving its effectiveness is an ongoing and integrated process that requires thoughtful planning, evaluation, recruitment and orderly refreshment. Our Board continues to evolve and adapt in order to drive the Company's strategic direction. This ongoing process is outlined below.

01 Director Selection **02** Onboarding and Education **03** Board Self-Evaluation **04** Board Composition and Refreshment

01 Director Selection

Identifying and Evaluating Director Nominee Candidates

The Governance Committee considers a variety of factors when reviewing potential nominees for our Board, including:

- Personal and professional integrity, ethics and values;
- Experience in our industry and other industries relevant to our operations, such as real estate, REITs, healthcare, development and corporate finance;
- Experience with relevant legal, regulatory and policy concerns;
- Experience as a board member of other public companies;
- The ability and willingness to commit adequate time to our Board and its committees;
- Experience in corporate management, such as serving as an officer or former officer of a publicly held company;

- Whether the individual's skills and personality will complement and supplement those of the other members (and potential members) of our Board and are likely to be conducive to building a Board that is effective, collegial and responsive to the needs of the Company;
- Expertise in an area of Healthpeak's operations, such as financing strategy, risk management or human capital management;
- Practical and mature business judgment; and
- Independence from management and lack of relationships with our other directors and employees.

DIVERSITY

The Governance Committee also considers diversity in gender, race, age, ethnicity, national origin and professional and personal experience when reviewing potential director nominees, and strives to create diversity in perspectives on our Board as a whole, when identifying and selecting nominees. On an annual basis, as part of our Board's self-evaluation, our Board assesses whether its diversity, which it views as a critical component to its effectiveness, is appropriate.

The Governance Committee considers potential director nominees recommended by various sources, including Board members, stockholders and senior management. The Committee will consider director candidates properly recommended by stockholders in the same manner as recommendations received from other sources. For a description of the process for stockholders to recommend or nominate directors, see "Other Matters—2024 Stockholder Proposals, Director Nominations and Director Candidate Recommendations."

The Chair of the Governance Committee, or a member designated by the Chair, is responsible for overseeing the search and interview process. The Committee will provide progress updates to our Board and will meet to consider and recommend final director candidates to the entire Board. Our Board then determines, taking into account the recommendation of the Committee, which candidates to appoint to our Board or nominate for election by our stockholders.

Director Candidate Search

In 2022, the Governance Committee engaged an independent director search firm to assist in identifying and evaluating potential director candidates, including establishing director nominee criteria and evaluating the candidates' credentials. As a result of this engagement, the Committee identified Mr. Connor as a director candidate, and the Board appointed Mr. Connor in March 2023.

Nominee Independence Considerations

Our Board determined that all non-employee director nominees are independent according to NYSE listing standards. For a director to be considered independent under NYSE rules, our Board must affirmatively determine that the director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us), with certain types of relationships automatically disqualifying the director as independent. Our Board annually evaluates the independence of each non-employee director by considering any matters that could affect the director's ability to exercise independent judgment in carrying out his or her responsibilities. This evaluation includes any transactions or relationships between the director, members of his or her family and organizations with which that director or family members have an affiliation, on the one hand, and us, our subsidiaries and management, on the other hand.

Based upon its most recent review, our Board affirmatively determined that each of Mses. Garvey, Lewis and Sandstrom and Messrs. Cartwright, Connor, Griffin and Henry is independent under the rules of the NYSE. Our Board also affirmatively determined that Ms. Lydia Kennard was independent for the portion of 2022 during which she served as a director. We refer to directors for whom we have affirmatively determined independence under NYSE rules as "Independent Directors." Our only non-independent director is our President and CEO, Scott Brinker.

Proxy Access

Our Bylaws permit a stockholder, or group of up to 25 stockholders, owning at least 3% of our outstanding common stock continuously for three years to nominate up to the greater of two directors or a number of directors constituting up to 20% of our Board for inclusion in our proxy materials for an annual meeting of stockholders, subject to complying with the requirements contained in our Bylaws. For more information on using proxy access to nominate directors, see "Other Matters—2024 Stockholder Proposals, Director Nominations and Director Candidate Recommendations."



25
Up to a group of 25 stockholders



3%
Owning at least 3% of our shares



3
Continuously for 3 years



20%
May nominate the greater of two nominees or 20% of our Board

02 Onboarding and Education

Continuous Education and Exposure to Best Practices

- **Onboarding and orientation:** When a director joins our Board, management and the existing Board members provide an orientation to familiarize the new director with the Company's strategy, business and policies. This orientation typically includes meetings between the new director and senior management to review the Company's strategy, business plan and risk profile, as well as providing the new director with background material on the Company.

- **Deep dives and meaningful engagement:** Throughout the year, our management team, as well as outside advisors, present to the Board on substantive topics that affect our business and relate to our strategy. During our regular quarterly Board meetings, our directors meet with members of management, including emerging leaders and high-performing employees, to receive additional insight on our operations. During 2022, our directors received legal, corporate governance, executive compensation, ESG and cybersecurity updates from outside and internal subject matter experts.

- **Educational memberships and events:** We encourage directors to attend director education programs relating to board responsibilities, corporate governance and/or substantive matters relevant to the Company. We provide a list of upcoming educational programs and conferences to our directors every quarter and reimburse all fees, costs and expenses of attendance. In addition, each director is provided with membership in the National Association of Corporate Directors, which provides continuing education programming for directors. In 2022, several of our directors attended director education events covering topics including corporate governance, ESG and cybersecurity, among other topics.

- **Governance policymaking:** Certain of our directors are actively involved in shaping policy around corporate governance. For example, Ms. Lewis, our Compensation Committee Chair and a member of our Governance Committee, is a member of the Leadership Board, Corporate Governance Working Group and ESG Working Group of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness.

03 Board Self-Evaluation

Self-Evaluation Process

Our Board conducts an annual self-assessment aimed at enhancing its effectiveness. Our directors review areas where they feel our Board functions effectively and, importantly, areas where our Board believes there are opportunities for improvement, including through ongoing and orderly Board refreshment.



01 Planning

The Governance Committee, in consultation with our General Counsel, establishes a framework for the Board's self-evaluation based on the needs of the Board from time to time, as well as changes in corporate governance best practices.

02 Identify Discussion Topics

Our Independent Chairman works with our General Counsel to identify relevant topics for discussion, which evolve from year to year. The topics typically include, among others, Board composition and structure, business strategy and operations oversight, risk management, meeting materials and conduct, and interactions with management and advisors.

03 One-on-One Discussions

Our Independent Chairman conducts one-on-one discussions with each director using the identified evaluation topics as guidelines. These candid conversations allow for direct and honest feedback on any aspect of our Board's operations.

07 Ongoing

Our directors are encouraged to convey feedback to our Independent Chairman throughout the year. Good governance and monitoring are an ongoing process.

06 Follow Up

Policies, practices and the composition of our Board and its committees are modified, as determined appropriate, based on the evaluation findings.

05 Review and Reporting

Our Independent Chairman reports the results of the evaluations to the full Board, which discusses the results in an executive session.

04 Peer Review

Our General Counsel separately discusses the Independent Chairman's performance with each director. This peer review allows for candid feedback on his performance and leadership.

SELF-EVALUATION ACTION ITEMS

Our Board took the following actions in response to the 2022 Board self-evaluations, reflecting our Board's commitment to refreshment and improvement:

- Appointed an independent Vice Chair to support Board succession and refreshment practices.
- Reviewed and updated committee rotations. See below under "Board Composition and Committee Rotation" for the changes made to committee composition in 2022 in light of this review.
- Commenced a search for potential director candidates, resulting in the appointment of Mr. Connor as an Independent Director.

04 Board Composition and Refreshment

Board Composition, Committee Rotation and Refreshment

Board Composition and Committee Rotation

The Governance Committee periodically assesses our directors' skills, experience and perspectives in the context of the Board's overall composition, as well as the current and future needs of the Company and the Board. Among other matters, the Committee considers the results of its annual self-assessments for the Board and its committees when regularly reviewing Board leadership and committee composition.

In considering Board composition and leadership, the Board balances the benefits derived from continuity and experience, as well as the benefits derived from fresh viewpoints and perspectives. By periodically rotating committee composition, our directors gain a comprehensive understanding of different aspects of our business. Considering our Company's portfolio transformation, strategic direction and enhanced focus on corporate governance, human capital management and ESG, as well as director refreshment and scheduled retirements under our director term limit policy, our Board conducted a comprehensive review of its composition and structure and made the following updates in 2022:

- Ms. Sandstrom was appointed as our independent Vice Chair of the Board and became Chair of the Governance Committee, rotating off the Audit and Investment Committees. Ms. Sandstrom was appointed to the newly created Vice Chair role to assist our Board in planning for future Board leadership roles and succession, as well as refreshment. As Vice Chair, she lends her significant institutional real estate investment experience to the Board to help guide us in advancing our strategic growth initiatives and development platform.
- Ms. Garvey joined the Audit and Compensation Committees, bringing her financial expertise to the Audit Committee and human capital management experience to the Compensation Committee, and rotated off the Governance Committee.
- Mr. Henry joined the Audit Committee, bringing his financial expertise to that Committee.

Refreshment

Director Retirement Policy

Our Board believes that our directors develop an understanding of the Company and an ability to work effectively as a group over time. Accordingly, our Board places value on year-over-year continuity. At the same time, the Board believes that director refreshment is important to help ensure that Board composition is aligned with the needs of the Company as our business evolves. The Board has strategically reviewed our director retirement policy over time as part of its ongoing commitment to refreshment. As a result of this review, our Board adopted a 15-year director term limit policy in 2020 in place of its prior age 75 retirement policy.

- Our 15-year term limit policy allows us to continue orderly Board refreshment while allowing for a cohesive Board and diversity of skills, experiences and tenures.
- Under the 15-year term limit policy, directors will not be nominated for election or appointed to the Board at any annual meeting of stockholders following the calendar year in which they have attained 15 years of service on the Board. On the recommendation of the Governance Committee, the Board, by majority vote and on an annual basis, may waive the term limit if the Board deems such waiver to be in the best interests of the Company.
- At the time that our Board adopted the 15-year term limit policy in 2020, it determined that it would be appropriate to continue to apply the former retirement age policy to Mr. Henry until his scheduled retirement from the Board in 2024.
- In addition, in 2023, our Board determined that it would be appropriate to waive the 15-year term limit requirement for Ms. Garvey to allow her to continue as a director until the 2024 annual meeting of stockholders to allow for an orderly transition in light of Ms. Kennard's departure from the Board in 2022 and the appointment of a new director in 2023.

Our current average director tenure is 7 years, and our current median director tenure is 5 years.

63%	**7 years**	**5 years**
Of Board Refreshed Since 2018	Average Director Tenure	Median Director Tenure

Corporate Governance

Board and Stockholder Meeting Attendance

Our Board's primary responsibility is to oversee the long-term health and success of our business on behalf of stockholders. In order to effectively carry out that duty to stockholders, our Board commits a substantial amount of time and attention throughout the year to the most significant aspects of our business. Directors are expected to, and do, ask challenging questions of management.

Our policy is that directors should make every effort to attend all meetings of our Board and the annual meeting of stockholders, as well as all meetings of Board committees for which they are members. Our directors are committed to their responsibilities and are highly engaged, as demonstrated by their attendance at 100% of the aggregate number of meetings of our Board and the committees on which the director served in 2022. All of our then-serving directors attended the 2022 annual meeting of stockholders.

We value the experience our directors bring from other boards on which they serve, but we also recognize that those boards may present demands on a director's time and availability. Under our overboarding policy set forth in our Corporate Governance Guidelines, which are reviewed by the Governance Committee annually, directors may not serve on the board of directors of more than four other public companies, and our President and CEO may not serve on the board of directors of more than two other public companies.

Board Effectiveness: Underscored by Engagement

100%	**100%**	**9**	**100%**	**13**
2022 Annual Meeting Attendance by Directors	Board Meeting Attendance in 2022	Total Board Meetings in 2022	Committee Meeting Attendance in 2022	Total Committee Meetings in 2022

Corporate Governance Highlights

We are committed to sustainable corporate governance practices that promote long-term value creation, transparency and accountability for our stockholders. Based on investor feedback on our governance practices, along with our ongoing evaluation of best practices, we made a number of governance and disclosure enhancements in recent years.

2019	**2020**	**2021**	**2022+**
Appointed a new independent female director following retirement of two directors	Updated the independent director retirement policy to reflect a 15-year term limit policy instead of a mandatory retirement age	Codified the Board's oversight of ESG matters in the Governance Committee Charter	Appointed an independent female Vice Chair of the Board
Adopted a 1-year post-vesting holding period for equity awards	Aligned our ESG disclosure with the TCFD and SASB reporting frameworks	Published our 10th annual ESG Report and enhanced disclosure aligned with leading reporting frameworks, including TCFD	Rotated Board committee memberships
Eliminated tax gross-up payments for executive perquisites			Appointed a new director in March 2023

Corporate Governance Policies

Corporate Governance Guidelines
- Our Board has adopted Corporate Governance Guidelines with respect to, among other things, Board composition, Board meetings, our Board's standing committees, stockholder communications with our Board, expectations and continuing education for directors, succession planning and Board and committee self-assessment.

Codes of Business Conduct and Ethics
- Our Board has adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all of our directors, officers and employees, as well as a Vendor Code of Business Conduct and Ethics (the "Vendor Code", and together with the Code of Conduct, the "Codes of Conduct") that applies to our vendors and business partners.
- The Codes of Conduct represent an integral part of our commitment to the highest ethical standards, and are aimed at ensuring that our directors, employees and vendors work collectively to uphold those standards. The Board reviews the Codes of Conduct annually.
- We provide annual training on the Code of Conduct to all of our employees, with 100% participation by active employees in 2022.
- The Codes of Conduct address, among other things, labor practices and human rights, health and safety, environmental sustainability, conflicts of interest, corporate opportunities, confidential information, competition and fair dealing, including relationships with customers and suppliers, gifts, protection of Company assets and compliance with laws.
- The Code of Conduct also serves as the code of ethics required under applicable SEC rules for our senior financial officers.
- Waivers of, and amendments to, our Code of Conduct that apply to our directors and executive officers will be timely posted on our website at healthpeak.com/esg/governance to the extent required by applicable SEC and NYSE rules. There were no such waivers in 2022.

Whistleblower Hotline
- Our officers, employees, vendors and business partners are encouraged to report complaints regarding accounting, internal controls, auditing matters, violations of law, violations of our Codes of Conduct or other concerns regarding the conduct of Healthpeak's employees, representatives or business partners through our secure whistleblower hotline, and we enable any reported concerns to be submitted anonymously.
- The whistleblower hotline is made available to employees via our intranet and to vendors and business partners via our website. In each case, the site leads the individual to an external, independent website operated by an independent service provider.
- Any matter reported through the whistleblower hotline and determined not to be frivolous or immaterial is reviewed first by our Audit Committee Chair and, in certain cases, by our General Counsel, Chief Human Resources Officer and/or our head of Internal Audit, and investigated and discussed with our Audit Committee and/or full Board. When appropriate, independent third parties assist in an investigation.

Related Person Transactions Policies and Procedures
- Our General Counsel and our President and CEO initially review potential related person transactions for materiality and then provide them to the Audit Committee for review and approval, as appropriate.
- For this purpose, "related person transactions" are generally defined under applicable SEC rules as any transaction or series of transactions in which we are a participant, the amount involved exceeds $120,000 and any of our directors, director nominees, executive officers, 5% or greater stockholders or any of their respective immediate family members or certain related entities has a direct or indirect interest.
- Under the Audit Committee Charter and our Related Person Transactions Policy, any related person transactions brought to the Audit Committee's attention that could reasonably be expected to have a material impact on our financial statements must be discussed among the Audit Committee, management and Healthpeak's independent auditor.
- In determining whether to approve or reject a related person transaction, the Audit Committee takes into account, among other factors it deems appropriate, whether the proposed transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, as well as the extent of the related person's economic interest in the transaction.
- No related person transactions identified for 2022.

Where to find our corporate governance documents — We encourage you to view the following corporate governance materials on our website at healthpeak.com/esg/governance:
- Board Committee Charters
- Corporate Governance Guidelines
- Code of Business Conduct and Ethics
- Vendor Code of Business Conduct and Ethics

Risk Oversight

Board Responsibilities

Our Board believes that effective risk management involves our entire corporate governance framework. Both management and our Board have key responsibilities in managing risk throughout the Company, as shown below. The Board oversees the risk management process. Oversight of risks inherent in their respective areas of oversight are delegated to the various Board committees, with each committee working with management and reporting to our Board at each regular Board meeting.

Our risk management process includes checks and balances that allows our Independent Directors to review and consider any risk matters. In the event it is advisable that our Independent Directors review or take alternative action on management's recommendation on any risk matters, our independent Chairman has the authority to call and preside at special meetings or executive sessions of the Independent Directors as necessary or advisable.

Management Responsibilities

Management proactively analyzes the short-, intermediate- and long-term risks that may adversely affect our business, operations or financial condition. Management utilizes an ongoing assessment process that identifies material risks and implements management and mitigation strategies, reporting to and working with the Board and its committees. Our formal Enterprise Risk Management program identifies, assesses, evaluates, responds to and monitors the risks identified by management's various subject matter experts across the Company, including finance, tax, legal, operations, internal audit and the business segments. Our General Counsel, who reports to our President and CEO, oversees our compliance program, and our Vice President of Internal Audit, who has a direct reporting line to our independent Audit Committee Chair, oversees our Enterprise Risk Management program and our ongoing risk assessment process.

After determining risks that could have a material business, operational or financial impact, management models the potential impact using a scorecard/heat map, in addition to analyzing trends of increasing or decreasing importance. Our Board and its committees receive reports from and engage with management regarding these risks, their potential impacts and the steps management has taken to monitor and mitigate these risks, making determinations on any action warranted. These risks include short-, intermediate- and long-term risks, as well as both existing risks and emerging risks. Our Board's oversight standards apply regardless of the immediacy of the risk assessed. Each of our current directors possesses risk oversight and management experience, which we believe makes our Board particularly effective in engaging with management to address existing risks and identify significant emerging risks.

In addition to identifying and mitigating risks, management assesses which risks merit disclosure in our periodic reports, including through a cross-functional management-level disclosure committee that meets quarterly to identify any significant emerging risks warranting disclosure, as well as an extensive annual cross-functional review of our risk factors disclosed in our Annual Report on Form 10-K. These disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that this information is accumulated and communicated to our management to allow for timely decisions regarding disclosure. These disclosure controls and procedures, and the resulting assessments and determinations regarding disclosure of risks, are discussed regularly with our Board as part of its risk oversight function.

Our Board periodically reviews management's risk mitigation strategies, including our crisis management response protocols and business continuity plan, with management to ensure that we appropriately and timely identify and respond to emerging risks. As determined appropriate, our Board is also guided by independent advisors, who report from time to time to the Board on various risk topics within their area of expertise. For example, an external cybersecurity consultant presents to our Board at least annually regarding known and emerging cybersecurity risks and its cybersecurity reviews of our systems, and our independent auditors present to our Board regularly regarding various operational and other risks that could impact our financial statements.

Risk Oversight Responsibilities

Board Responsibilities

- ✓ Oversight of the risk management process
- ✓ Development of business strategy and major resource allocation
- ✓ Leadership of management succession planning
- ✓ Business conduct and compliance oversight
- ✓ Review of periodic reports from Board committees on specific risk oversight responsibilities
- ✓ Oversight of ESG matters



AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE COMMITTEE	INVESTMENT COMMITTEE
• Oversight of enterprise risk management activities, and cybersecurity and information technology system risk management programs • Oversight of staffing and performance of internal audit function • Oversight of integrity of financial statements and internal control over financial reporting • Responsible for appointment, compensation and oversight of independent registered public accounting firm	• Oversight of compensation-related risks and overall philosophy • Oversight of human capital matters, including succession planning, diversity, equity, inclusion, talent development, recruitment, retention, health, welfare and safety	• Overall corporate governance leadership • Provides recommendations regarding Board and committee composition • Oversight of corporate governance and ESG matters, including climate risk and ESG reporting	• Overall oversight of investment policies and strategies • Overall oversight of finance requirements and plans relating to investment strategies



Management Responsibilities

- Identify material risks
- Implement appropriate risk management and mitigation strategies
- Integrate risk management into our decision-making process
- Transmit information with respect to material risks to senior executives and our Board

RISK AREAS

- Strategic
- Reputational
- Capital markets and liquidity
- Legal, regulatory and compliance
- Operational
- Financial reporting and internal control
- Cybersecurity and information technology systems
- Human capital and health/ wellness matters
- ESG/sustainability

Stockholder Engagement

We engage in proactive outreach to discuss governance and compensation topics of interest to our stockholders. We believe that ongoing dialogue with our stockholders is a critical component of responsive and transparent corporate governance. Stockholder feedback has been instrumental in structuring our executive compensation program, as well as enhancing our corporate governance practices. The following graphic illustrates our annual cycle of stockholder outreach:



01 Throughout the Year
- Preview business, corporate governance, executive compensation and ESG considerations with stockholders through proactive off-cycle engagement
- Request feedback on performance, programs and evolving trends

02 Before Annual Meeting
- Discuss stockholder feedback directly with Board and consider actions in response to feedback
- Solicit support for Board voting recommendations

04 After Annual Meeting
- Consider voting results and potential actions in response
- Review ESG, executive compensation and governance trends and stockholder issues for upcoming year

03 Annual Meeting of Stockholders
- Stockholders vote on issues such as directors, say-on-pay and auditor ratification
- Engage with stockholders in open forum

2022 Stockholder Engagement

We are committed to regular stockholder engagement and solicited our stockholders' views on financial performance, governance, ESG and other issues in 2022.

Outreach
- Nine industry investor conferences and numerous one-on-one meetings
- Hosted management presentation and South San Francisco property tour and reception attended by approximately 80 analysts and investors
- Nine investor property tours

Focus Areas
- Business performance and continued proactive balance sheet and liquidity management
- ESG matters, such as diversity, sustainability and governance
- Board and executive leadership outreach

Key Takeaways – What We Heard
- Investors are excited by our leadership team's vision and strategy, as well as our strong operational performance and balance sheet management
- Investors praised our leading ESG practices and related disclosure

What We Did in Response
- Continued proactive stockholder engagement
- Continued our leading transparent disclosure practices

Communicating with the Board

If you wish to contact members of our Board, the Chairman of the Board, the Vice Chair of the Board, any Board committee, or our Independent Directors as a group, you may send written correspondence to our Corporate Secretary at Healthpeak Properties, Inc., 4600 South Syracuse Street, Suite 500, Denver, Colorado 80237. Please clearly note the name(s) of any specific intended Board recipients. If you are a stockholder, please also provide documentation of share ownership and appropriate contact information in all correspondence. Our Corporate Secretary will process and direct your communication to the appropriate member(s) of our Board, other than items unrelated to our Board's duties, such as spam, junk mail, solicitations, employment inquires and similar items (at their request). This centralized process assists our Board in reviewing and responding to stockholder and interested party communications in a more efficient manner.

ESG Initiatives

Our Board believes that integrating ESG initiatives into our strategic business objectives is critical to our long-term success. Through our integrated and ongoing approach to sustainability, we seek to drive positive change and create value for our stakeholders.

ESG Oversight

Board
Oversees all ESG matters and receives quarterly updates from management regarding strategy, goals, opportunities, risks, initiatives and results

Audit Committee	Governance Committee	Compensation Committee
Oversees ESG data accuracy and assurance	Oversees our corporate governance and ESG initiatives	Oversees executive compensation and human capital matters

Management

ESG Committee	Social Responsibility Committee	Management Disclosure Committee
Reviews and implements ESG strategy, initiatives and reporting	Reviews and approves community engagement and charitable giving initiatives	Reviews and approves major matters affecting the business and significant disclosures

ESG Focus Areas

Informed by internal assessments and stakeholder engagement, we prioritize the ESG initiatives that we believe matter most to our business and stakeholders, keeping in mind our operational level of control with respect to our properties. Our key performance indicators for these areas include:



Climate Risk Management

- Efficient buildings to generate savings
- Proactive green strategies



Governance Initiatives

- Best-in-class corporate governance practices
- Transparency
- Risk management
- Ethics and compliance



Social Responsibility

- Diversity, equity and inclusion
- Talent acquisition, retention and development
- Employee engagement and satisfaction
- Community engagement



Value Creation

- Cost savings
- Tenant attraction and satisfaction
- Sustainable returns

Climate, Environment and Resiliency

We recognize the urgency of climate risk and its potential impact on our communities. At the forefront of our ESG strategy, we strive to own sustainable buildings, minimize our carbon footprint and reduce operating costs.

✓ **Science-Based Targets:** As the first healthcare REIT to establish long-term science-based targets to reduce GHG emissions across our value chain, including our operations (Scopes 1 and 2) and our supply chain (Scope 3), we continue to take proactive steps to reduce our GHG emissions, energy usage, water consumption and landfill waste and increase recycling.

✓ **Asset-Level Physical Climate Risk Assessment:** We undertake an annual independent physical climate risk assessment of our portfolio, which allows us to better understand and prioritize potential business risks and impacts related to climate change and enhance our risk mitigation strategies.

✓ **Green Financing:** To further align our business strategy with our ESG priorities, we issued two green bonds in 2021 with total gross proceeds of $950 million. In 2022, we completed the allocation of the net proceeds of $938 million from these green bonds to pay for the acquisition or development costs, in whole or in part, of four LEED Gold certified Life Science properties in furtherance of our goal to own sustainable green-certified buildings.

Human Capital Management

Our Board was an early adopter of board-level human capital management oversight and formally amended the Compensation Committee Charter in 2018 to memorialize its oversight of human capital matters. Our Board believes that human capital management is vital to the Company's organizational health and is strongly committed to diversity and equal opportunity, with the tone set from the top. The Compensation Committee has oversight over human capital matters, including culture, diversity, equity, inclusion, talent acquisition, retention, employee satisfaction and engagement, succession planning and executive compensation.

Cornerstones of Our Human Capital Management Initiatives

✓ **Diversity, equity and inclusion:** Makes our organization stronger through a variety of skills, perspectives and backgrounds

✓ **Employee satisfaction and engagement:** Helps us retain top talent and continuously enhance our performance

✓ **Attracting top talent:** Positions us for long-term success

✓ **Training and development:** Helps enhance career and professional development and identify emerging leaders

✓ **Compensation and benefits:** Provides merit-based, equitable compensation to attract, retain and recognize top talent

✓ **Community partnership:** Provides support to charitable organizations and initiatives that share our mission

✓ **Health, safety and wellness:** Protects our most vital assets – our employees – through special training and other measures

✓ **Succession planning:** Ensures that top management positions can be filled without undue interruption

Key 2022 ESG Initiatives

✓ Published our **11th annual ESG Report aligned with several leading reporting frameworks**

✓ Allocated proceeds from **two green bonds** to acquisition or development costs of four LEED Gold certified Life Science properties

✓ Continued implementing projects to achieve our **long-term science-based GHG emissions reduction targets,** as well as **energy, water and waste reduction goals**

✓ Continued focusing on **diversity, equity and inclusion initiatives**

We are consistently recognized for our ESG initiatives and disclosure. See "Proxy Summary—ESG Highlights" for a summary of our recent recognitions. To learn more about our ESG efforts, including our industry leadership, please view our annual ESG Report at healthpeak.com/esg.

Board Leadership Structure

Independent Chairman and Vice Chair

As part of its ongoing evaluations, our Board carefully considers the appropriate Board leadership structure, taking into account each director's skills, experience and perspectives, as well as the current and future needs of the Company and our Board.

Our Board has determined that an appropriate structure for the Company and its stockholders at this time includes an independent Chairman of the Board and independent Vice Chair. These roles effectively allocate authority, responsibility and oversight between management and the independent members of our Board. This structure gives primary responsibility for the operational leadership and strategic direction to the CEO, while enabling our independent Chairman and Vice Chair to facilitate our Board's oversight of management, promote communication between management and the Board and support our Board's consideration of key governance and ESG matters.

Our Corporate Governance Guidelines outline the considerations relating to our Board leadership. These considerations include potentially filling the positions of Chairman of the Board and CEO by one individual or two different individuals as the Board determines is appropriate. The Board believes it is important to structure its leadership based upon its assessment of the Company's needs including, without limitation, our business, strategic opportunities and succession planning priorities. Our Board also takes into account the views of institutional investors and proxy advisory firms, as well as governance and industry trends.

We engage in ongoing stockholder outreach and dialogue on a variety of issues, including with respect to corporate governance matters such as our Board's composition and leadership structure. In addition, our independent Chairman, independent Vice Chair and independent Board committee chairs represent the Board in stockholder outreach and engagement as they deem necessary or advisable. Should our Board determine that a combined Chairman and CEO position is appropriate, our Board would decide whether and when to seek additional prior stockholder input, balancing the needs of the Company and the considerations driving the timing and disclosure of the appointment.

Brian G. Cartwright serves as our independent Chairman of the Board. Our Chairman actively manages our Board by:

- Presiding at all meetings of our Board
- Establishing the agenda for each Board meeting in consultation with our management team
- Calling and presiding at executive sessions of the Independent Directors
- Engaging with management on topics discussed in executive session as needed

In connection with the above responsibilities, our Chairman leads our Board in overseeing the management and direction of the Company; however, any specific actions taken in connection with this oversight responsibility are exercised by our full Board or any Board committee to which authority has been delegated by our Board, and not by any individual director.

Katherine M. Sandstrom serves as our independent Vice Chair of the Board. Our Vice Chair supports our Board by helping to plan for future Board leadership roles and succession, as well as orderly director refreshment, including actively overseeing the search for potential director candidates.

Executive Sessions

The Independent Directors hold regular executive sessions to provide an opportunity to discuss matters without Company management present, including our President and CEO. These executive sessions allow for candid conversations and promote the independence of our Board from management. Executive sessions often follow regularly scheduled Board and committee meetings, but are also sometimes held independently of regular Board and committee meetings. Any Independent Director may call an executive session.

Board Committees

Our Board has a standing Audit Committee, Compensation and Human Capital Committee, and Nominating and Corporate Governance Committee, each of which has a written charter available on our website at healthpeak.com/esg/governance. Our Board also has a standing Investment and Finance Committee to review Healthpeak's potential investments, financing requirements and related capital structure, plans and strategies.

As a corporate governance best practice, the Governance Committee annually considers the composition of our standing Board committees to ensure an appropriate balance of workloads and a diversity of perspectives. The committee descriptions below reflect the current membership of the standing committees of our Board and the number of meetings and attendance for each in 2022. Ms. Kennard served on the Audit and Compensation Committees until her departure in July 2022 and attended 100% of Board and Committee meetings during this time. Mr. Brinker does not and will not serve on any Board committees. Mr. Connor was appointed to the Board in March 2023 and has not yet been appointed to any Board committees.



Audit Committee

CURRENT MEMBERS

R. Kent Griffin, Jr.*, Chair
Christine N. Garvey*
David B. Henry*
*NYSE/SEC Financial Expert

100% INDEPENDENT

KEY MEMBER SKILLS

- High level of financial experience
- Senior leadership experience
- Risk oversight/management experience

Total 2022 Meetings: 4

2022 Meeting Attendance: 100%

2022 HIGHLIGHTS
- Reviewed portfolio and operational risk management plans, including cybersecurity risk mitigation practices
- Oversaw use of non-GAAP financial measures and other accounting policies

RESPONSIBILITIES INCLUDE:
- Oversee independent auditor
- Oversee annual assessment of internal controls and the internal audit function
- Review independence and quality control procedures of independent auditor
- Oversee financial statement and internal control integrity and processes, including implementation of new accounting standards
- Plan annual audit with management, independent auditor and internal audit team
- Communicate with independent auditor regarding conduct of the audit and other matters, including review of critical audit matters and issues encountered during the annual audit
- Pre-approve audit and non-audit services to be provided by the independent auditor
- Oversee legal and regulatory compliance and enterprise risk management activities
- Oversee cybersecurity risk assessment and mitigation strategy
- Review strategy for use of swaps or derivative instruments for hedging risks
- Review quarterly and annual financial statements and related disclosures
- Review related person transactions



Investment and Finance Committee

CURRENT MEMBERS

David B. Henry, Chair
Christine N. Garvey
R. Kent Griffin, Jr.

100% INDEPENDENT

KEY MEMBER SKILLS

- REIT/real estate experience
- Public company executive/Board experience
- Investment expertise

Total 2022 Meetings: 2

2022 Meeting Attendance: 100%

2022 HIGHLIGHTS
- Reviewed and advised on significant transactions

RESPONSIBILITIES INCLUDE:
- Review and recommend to our Board any material changes to our capital structure, including credit facilities, equity, debt and other financings, and related principal banking relationships
- Review our investment policies and related financing requirements, plans and strategies



Compensation and Human Capital Committee

CURRENT MEMBERS

Sara G. Lewis, Chair
Christine N. Garvey
Katherine M. Sandstrom

100% INDEPENDENT

KEY MEMBER SKILLS

- Senior leadership experience
- Human capital management experience

Total 2022 Meetings: 3

2022 Meeting Attendance: 100%

2022 HIGHLIGHTS

- Provided oversight of and guidance on human capital matters
- Made 2022 compensation determinations based on approved 2022 compensation plans
- Established 2023 executive compensation plans and approved compensation of management team members

RESPONSIBILITIES INCLUDE:

- Determine executive compensation, including approving performance goals, objectives and target opportunities
- Evaluate executive officer performance annually in connection with compensation decisions
- Review director compensation and recommend changes to our Board
- Periodically review all annual cash incentive, equity incentive, 401(k), severance and change-in-control plans
- Assess risks related to compensation arrangements
- Consider results of stockholder advisory vote on executive compensation
- Review and discuss with management the compensation discussion and analysis, and recommend to our Board whether it be included in the annual proxy statement
- Review and approve independent compensation consultant engagement
- Oversee human capital matters
- Grant equity awards or delegate such authority to a subcommittee (the Board and Compensation Committee have delegated authority to Mr. Brinker to grant certain equity awards to non-executive employees within certain limits)

For information on the role of Ferguson Partners Consulting L.P. ("Ferguson Partners Consulting"), the Compensation Committee's independent compensation consultant, relating to executive compensation decisions, as well as the role of our President and CEO for our other executive officers, see "Compensation Discussion and Analysis."



Nominating and Corporate Governance Committee

CURRENT MEMBERS

Katherine M. Sandstrom, Chair
Brian G. Cartwright
David B. Henry
Sara G. Lewis

100% INDEPENDENT

KEY MEMBER SKILLS

- Legal/regulatory experience
- Public company executive/Board experience
- Risk oversight/management experience

Total 2022 Meetings: 4

2022 Meeting Attendance: 100%

2022 HIGHLIGHTS

- Provided oversight and guidance on corporate governance matters
- Oversaw ESG initiatives and received regular management updates on ESG strategy and performance
- Oversaw the search for new director candidates, leading to the appointment of a new director in 2023

RESPONSIBILITIES INCLUDE:

- Develop and oversee Corporate Governance Guidelines applicable to our Board
- Oversee corporate governance, sustainability and ESG matters
- Review Codes of Conduct and the enforcement procedures in place at least annually
- Identify qualified candidates as potential Board members
- Recommend candidates for election at annual stockholder meeting and to fill Board vacancies
- Oversee annual Board and committee evaluation process
- Oversee Board and committee composition and recommend committee rotations when appropriate
- Review performance of each director at least annually and assess continued suitability as a director when he or she has a change in job responsibilities

Director Compensation—2022

Annual Compensation

In consultation with Ferguson Partners Consulting, the Compensation Committee's independent compensation consultant, the Compensation Committee periodically reviews our Independent Director compensation program for continued alignment with comparable companies and sound governance practices. In connection with this review, Ferguson Partners Consulting performs a benchmarking analysis of our director compensation program against our proxy peer companies identified on page 58. As a result of this analysis and upon Ferguson Partners Consulting's recommendation, our Board determined to update annual director compensation to better align director compensation with compensation paid to the directors of our peer companies. In making this determination, our Board reviewed peer director compensation, relative Board size, number of meetings and roles and responsibilities of committees, noting that director compensation had not been updated since 2020. Our Board approved the following changes in 2022:

- Annual equity retainer increased from $160,000 to $180,000
- Independent Chairman annual fee increased from $110,000 to $140,000
- Vice Chair annual fee was set at $70,000
- Audit Committee member annual fee increased from $15,000 to $17,500

- Compensation Committee member annual fee increased from $7,500 to $10,000
- Governance Committee Chair annual fee increased from $15,000 to $20,000, and member annual fee increased from $5,000 to $9,000
- Investment Committee Chair annual fee increased from $20,000 to $25,000, and member annual fee increased from $5,000 to $7,500

Compensation paid to our Independent Directors for services in 2022 is further described below. Mr. Brinker, our President and CEO and a director, received no separate compensation for his services as a director in 2022.

ANNUAL INDEPENDENT DIRECTOR COMPENSATION



$85,000

$180,000

- Annual Equity Retainer
- Annual Cash Retainer

ADDITIONAL ANNUAL CASH COMPENSATION

Independent Chairman: $140,000
Independent Vice Chair: $70,000

Audit Committee
- Chair – $35,000
- Member – $17,500

Governance Committee
- Chair – $20,000
- Member – $9,000

Compensation Committee
- Chair – $30,000
- Member – $10,000

Investment Committee
- Chair – $25,000
- Member – $7,500

Independent Director Cash Compensation

We pay an annual cash retainer of $85,000 to each director, as well as an additional annual cash retainer of $140,000 to our independent Chairman and $70,000 to our independent Vice Chair, and committee fees as set forth in the table above. The Board determined to appoint a Vice Chair to assist our Board and Chairman of the Board in planning for future Board leadership roles and succession, as well as refreshment. In 2022, Mr. Henry was also paid a fee of $50,000 for his additional work in supporting the Chairman of the Board prior to Ms. Sandstrom formally being appointed as Vice Chair in the newly created role.

We also pay Independent Directors an additional $1,500 per meeting fee for each Board or individual committee meeting they attend beyond 10 meetings of our Board or that committee, as applicable, in a given calendar year (for example, for each Audit Committee meeting after 10 Audit Committee meetings in one calendar year). In 2022, there were no such additional meetings.

All cash retainers are paid quarterly in arrears and prorated based on the number of days that a member serves in the applicable capacity. We also reimburse Independent Directors for director education and reasonable travel expenses in connection with their Board duties.

Independent Director Equity Compensation

We grant an annual equity retainer in restricted stock units ("RSUs") with a grant date fair value of $180,000, rounded up to the nearest whole share, to each Independent Director who is elected at the annual meeting of stockholders or is initially appointed as an Independent Director other than at the annual meeting. The award for a new Independent Director who is initially appointed other than at an annual meeting may be pro-rated. In 2022, each independent director was granted an annual equity award in the form of RSUs with a grant date fair market value of $180,034 on April 28, 2022. The RSUs cliff-vest in full on the earliest of the first anniversary of the grant date, the Company's next annual meeting of stockholders, or the termination of the independent director's service due to death, disability or a retirement from the Board at age 65 with at least five years of service or age 60 with at least 15 years of service. The awards are subject to forfeiture if the independent director's service terminates for any other reason. The Compensation Committee believes that the 1-year cliff vesting promotes retention during the annual term in which our directors serve.

2022 Independent Director Compensation

The following table summarizes the compensation of the Independent Directors for the fiscal year ended December 31, 2022.

NAME (a)	FEES EARNED OR PAID IN CASH ($) (b)	STOCK AWARDS ($)[1] (c)	TOTAL ($) (h)
Brian G. Cartwright	226,155	180,034	406,189
Christine N. Garvey	109,112	180,034	289,146
R. Kent Griffin, Jr.	132,057	180,034	312,091
David B. Henry	173,707	180,034	353,741
Lydia H. Kennard	89,019	180,034	269,053
Sara G. Lewis	127,693	180,034	307,727
Katherine M. Sandstrom	149,173	180,034	329,207

[1] RSUs issued pursuant to the 2014 Performance Incentive Plan (the "2014 Plan"). The value in the stock award column represents the aggregate grant date fair value of RSUs awarded to the director in the fiscal year, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718—Compensation. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, see Note 15—Compensation Plans to the Consolidated Financial Statements included in our Annual Report. As of December 31, 2022, each of our Independent Directors who were serving on the Board at that time held 5,258 unvested RSUs. Ms. Kennard forfeited her unvested RSUs upon her departure from the Board. Mr. Connor was appointed as an Independent Director in March 2023 and did not receive compensation for services as a director in 2022.

Director Compensation Policies and Plans

Director Stock Ownership Guidelines

Independent Directors are required to accumulate and hold shares of Healthpeak stock (including RSUs) equal in value to at least five times the amount of the annual cash retainer for Independent Directors. The guidelines are effective on the first May 15 that occurs more than five years after an Independent Director first becomes a member of our Board. Once subject to the guidelines, an Independent Director's level of stock ownership will be reviewed annually on May 15 for as long as the director remains in office. The Governance Committee is responsible for reviewing, overseeing and monitoring compliance with the director stock ownership guidelines. All of our Independent Directors for whom the guidelines were effective as of May 15, 2022, satisfied our director stock ownership guidelines as of that date.

Director Deferred Compensation Plan

We maintain a deferred compensation plan (the "Director Deferral Plan"), which permits our Independent Directors to elect to defer their annual retainers. Amounts deferred under the Director Deferral Plan generally are payable in cash as a lump sum, in monthly installments, or a combination of both, as elected by the director, upon the termination of the director's service on our Board, the director's death or such earlier date as elected by the director. A director participating in the Director Deferral Plan may elect to have his or her deferred compensation credited to (i) an interest rate account wherein the deferrals accrue interest at a rate equal to the current prime rate minus 1%, or (ii) a stock credit account wherein the deferrals are treated as if invested in our common stock with the account increasing for dividends paid, and increasing or decreasing in value with changes in our stock price.

Director Stock-For-Fees Program

Under the Non-Employee Director Stock-for-Fees Program, each of our Independent Directors may elect to receive all or a portion of their annual retainer and meeting fees in the form of shares of our common stock in lieu of payment in cash. The election will apply to the elected amount of such fees that would otherwise be paid in cash, commencing with the fiscal quarter after the election is made. Shares will be issued as soon as practicable after we pay an ordinary cash dividend to our stockholders following the date that cash director fees for the preceding quarter would otherwise be payable to the director. The number of shares issued will be determined by dividing the amount of the fees by the average closing price of our common stock for the 10 trading days immediately preceding the relevant dividend payment date.

Our Executive Officers



Scott M. Brinker, 46, President and Chief Executive Officer

Mr. Brinker has been our President and Chief Executive Officer since October 2022. He previously served as President and Chief Investment Officer from January 2020 until October 2022 and Executive Vice President and Chief Investment Officer from March 2018 until December 2019. Before joining Healthpeak, Mr. Brinker was at Welltower Inc. (NYSE: WELL), a healthcare REIT, from 2001 to 2017, most recently as its Executive Vice President and Chief Investment Officer.

DIRECTOR SINCE 2022



Peter A. Scott, 43, Chief Financial Officer

Mr. Scott has been our Chief Financial Officer since February 2017. He previously also served as Executive Vice President from February 2017 to July 2021. Prior to joining Healthpeak in February 2017, Mr. Scott served as a Managing Director, Real Estate Banking Group of Barclays, a financial services firm listed on the London Stock Exchange, from 2014 to 2017. His experience also includes various positions of increasing responsibility at the financial services firms Credit Suisse from 2011 to 2014, Barclays from 2008 to 2011 and Lehman Brothers from 2002 to 2008.



Thomas M. Klaritch, 65, Chief Operating Officer

Mr. Klaritch has been our Chief Operating Officer since September 2017. He previously also served as Executive Vice President, Chief Operating Officer and Chief Development Officer from February 2019 to July 2021, as Executive Vice President and Chief Operating Officer from August 2017 to February 2019, as Executive Vice President – Medical Office Properties from April 2008 to August 2017, and as Senior Vice President – Medical Office Properties from October 2003 to April 2008. Prior to joining Healthpeak, Mr. Klaritch was a founding member and Chief Financial Officer of MedCap Properties LLC, a company that owned, operated and developed healthcare real estate (Healthpeak acquired MedCap Properties LLC in October 2003). He has 40 years of operational and financial management experience in the medical office and hospital sectors. Mr. Klaritch is a Fellow in the Healthcare Financial Management Association. He is also a certified public accountant (inactive).



Scott R. Bohn, 44, Chief Development Officer and Co-Head of Life Science

Mr. Bohn has been our Chief Development Officer and Co-Head of Life Science since October 2022. He previously served as Executive Vice President – Co-Head of Life Science from January 2022 until October 2022, as Senior Vice President – Co-Head of Life Science from February 2021 until January 2022, as Senior Vice President – Life Science from January 2019 until February 2021, as Vice President – Life Science Estates from January 2014 until December 2018, and as Director – Life Science Estates from September 2012 until December 2013. Prior to joining Healthpeak, Mr. Bohn held various development, acquisition and leasing positions at Terreno Realty Corporation (NYSE: TRNO) in 2012, D'Aprile Properties from 2009 to 2011, AMB Property Corporation (now Prologis – NYSE: PLD) from 2006 to 2009, RREEF/Deutsche Bank from 2003 to 2006, and LaSalle Bank, from 2002 to 2003.



Adam G. Mabry, 38, Chief Investment Officer

Mr. Mabry has been our Chief Investment Officer since October 2022. He previously served as Senior Vice President – Investments from February 2018 to October 2022 and as Vice President – Corporate Transactions from June 2017 to January 2018. Prior to joining Healthpeak, Mr. Mabry was a Vice President at The Wolff Company, a fully-integrated real estate private equity firm, where he focused on executing structured transactions across the multifamily, senior and affordable housing sectors. Prior to that, he was a Vice President at Barclays in the real estate investment banking group. Mr. Mabry is a Chartered Financial Analyst® charterholder.



Jeffrey H. Miller, 63, General Counsel

Mr. Miller has been our General Counsel since November 2022. He previously served as Executive Vice President – Development from April 2021 to October 2022, as Executive Vice President – Senior Housing from January 2020 to March 2021 and as Senior Vice President – Senior Housing Asset Management from November 2018 to December 2019. Prior to joining Healthpeak, Mr. Miller served as Chief Operating Officer at Welltower, Inc. (NYSE: WELL), a healthcare REIT, from July 2014 to January 2017, and General Counsel from July 2004 to July 2014. He was a partner at the law firm Shumaker, Loop & Kendrick, LLP from 1996 to 2004, where he represented a broad range of clients in corporate and real estate matters.



Shawn G. Johnston, 43, Executive Vice President and Chief Accounting Officer

Mr. Johnston has been our Executive Vice President and Chief Accounting Officer since February 2019. He previously served as Senior Vice President and Chief Accounting Officer from August 2017 until January 2019. Prior to joining Healthpeak in August 2017, Mr. Johnston served as Vice President – Chief Accounting Officer of UDR, Inc. (NYSE: UDR), a multifamily real estate investment trust, from March 2016 to August 2017, and Vice President – Controller from September 2013 until March 2016. He also served as Interim Principal Financial Officer of UDR from June 2016 through December 2016. From August 2010 to August 2013, Mr. Johnston served as Chief Accounting Officer at American Residential Communities LLC, a residential real estate company. Prior to that, he served in the Ernst & Young LLP Audit Department, specializing in real estate, from October 2002 to August 2010.



Ankit B. Patadia, 45, Executive Vice President and Treasurer – Corporate Finance

Mr. Patadia has been our Executive Vice President and Treasurer – Corporate Finance since February 2023. He joined Healthpeak in 2010 and has served in a variety of roles, including Senior Vice President and Treasurer – Corporate Finance from February 2019 to January 2023, Vice President and Treasurer from 2018 to 2019, Assistant Treasurer and Vice President – Financial Planning and Analysis from 2017 to 2018 and Assistant Treasurer and Vice President – Capital Markets/Treasury from 2016 to 2017. Prior to joining Healthpeak, Mr. Patadia served as Senior Consultant at Deloitte Consulting from 2004 to 2008.



Lisa A. Alonso, 46, Executive Vice President and Chief Human Resources Officer

Ms. Alonso has been our Executive Vice President and Chief Human Resources Officer since January 2020. She joined Healthpeak in 2014 and served in a variety of roles, including Senior Vice President – Human Resources from February 2018 to December 2019, Vice President – Human Resources from January 2016 to January 2018, Director – Human Resources from April 2015 to December 2015, and Manager – Human Resources from November 2014 to April 2015. Prior to joining Healthpeak, Ms. Alonso served as Director of Human Resources/HR Business Partner at The Irvine Company's Resort at Pelican Hill from April 2013 to July 2014. Prior to that, she served as Vice President of Human Resources and Director of Recruiting and Training at California First National Bancorp (Nasdaq: CFNB) from February 2003 to March 2013.

Approval of 2022 Executive Compensation on an Advisory Basis



THE TOWERS AT SIERRA POINT
SAN FRANCISCO, CA
LIFE SCIENCE

 **FOR** | Our Board recommends a vote **FOR** approval of 2022 executive compensation on an advisory basis

Advisory Resolution

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, stockholders are entitled to cast a nonbinding, advisory vote to approve the compensation of our NEOs (often referred to as "say-on-pay"). Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

RESOLVED, that the stockholders APPROVE, on an advisory basis, the compensation paid to the NEOs, as disclosed in the proxy statement, which includes the "Compensation Discussion and Analysis," the accompanying tables, and the related narrative disclosure, pursuant to the SEC's executive compensation disclosure rules.

Our Board recommends that you vote **FOR** this resolution because it believes that our executive compensation program supports our compensation objectives and philosophies, including:

- Aligning compensation with stockholder interests and promoting long-term stockholder value creation

- Providing a straightforward and transparent compensation program, with rigorous, objective and at-risk performance, including future relative TSR as a significant component

- Attracting, motivating and retaining key employees with outstanding talent and ability

- Discouraging excessive risk-taking by balancing short- and long-term compensation with a mix of cash and equity incentives

- Paying for performance, with a meaningful portion of compensation tied to the Company's strategic and financial goals, with limited fixed or discretionary components

- Robust oversight by an independent Board committee

Voting Standard

This proposal to approve the compensation paid to our NEOs requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting. This proposal is advisory only and will not be binding on, overrule any decision by, or create or imply additional fiduciary duties for, Healthpeak, our Board or the Compensation Committee. The Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for NEOs. Our current policy is to provide our stockholders with an opportunity to approve the compensation of our NEOs each year at the annual meeting of stockholders. It is expected that, subject to considering the stockholder vote on Proposal No. 3, the next advisory vote on executive compensation will be held at the 2024 annual meeting of stockholders.

PROPOSAL 03

Approval, on an Advisory Basis, of the Frequency of Future Advisory Votes on Executive Compensation


10001

THE POST
WALTHAM, MA
LIFE SCIENCE

✔ 1 YEAR **Our Board recommends a vote to hold future advisory votes on executive compensation every ONE YEAR**

Stockholders are afforded the opportunity to cast an advisory vote on how often an advisory vote on executive compensation should be included in our proxy materials for future annual stockholder meetings (or a special stockholder meeting for which we must include executive compensation information in the proxy statement for that meeting). Under this Proposal No. 3, stockholders may vote to have the advisory vote on executive compensation every year, every two years or every three years. As required under SEC rules, we are required to submit this frequency vote to stockholders every six years.

Since 2011, our Board has provided stockholders with an opportunity to vote on executive compensation at every annual meeting. Our Board continues to believe that advisory votes on executive compensation should be conducted every year so that stockholders may annually express their views on our executive compensation program, which feedback the Compensation Committee considers in structuring the annual compensation program. If you do not have a preference regarding the frequency of future advisory votes on executive compensation, you should abstain from voting on the proposal.

Voting Standard

This proposal on the frequency of future advisory votes on executive compensation requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting. If no frequency option receives the affirmative vote of a majority of the votes cast at the Annual Meeting, the Board will consider the option receiving the highest number of votes as the preferred option of our stockholders. This proposal is advisory only and will not be binding on, overrule any decision by, or create or imply additional fiduciary duties for, Healthpeak, our Board or the Compensation Committee. The Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future decisions regarding the frequency of future advisory votes on executive compensation. Notwithstanding the Board's recommendation and the outcome of the stockholder vote, the Board may decide to conduct future advisory votes on executive compensation on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to our executive compensation program.

Letter from Our Compensation and Human Capital Committee

Dear Stockholders,

As the members of the Compensation and Human Capital Committee, we are responsible for overseeing the design and implementation of a competitive executive compensation program that furthers the interests of stockholders and demonstrates strong pay-for-performance alignment. This responsibility includes listening to and considering your views on executive compensation. We also help oversee management's efforts to develop and implement a robust human capital management program.

The Compensation Discussion and Analysis, or CD&A, that follows describes what we pay, why we pay it and how we made our executive compensation decisions in 2022. Our compensation philosophy is intended to align the interests of our executives and stockholders through a transparent and rigorous compensation program.

We incentivize our executives by offering a combination of performance-based and fixed compensation, with a significant portion at risk in the form of performance-based equity awards. The value of these awards depends upon the value of our common stock, which we believe further aligns executives' interests with those of our stockholders. We believe this compensation philosophy also motivates our talented management team, promotes the execution of our business strategy in a manner that focuses on long-term stockholder value creation, encourages prudent risk management and enhances retention of our executive team in a competitive marketplace for talent.

The key objectives of our compensation program include:

- Aligning executive compensation with the interests of our stockholders
- Linking a significant portion of executive compensation to the achievement of key financial and strategic goals
- Providing a transparent compensation program with objective performance hurdles with a substantial possibility of not being achieved
- Evaluating hurdles across multiple metrics and performance periods, including 3-year relative total stockholder return, or TSR, performance
- Limiting discretionary compensation components while maintaining flexibility to compensate for individual performance

In 2022, we did not increase base salaries other than in connection with certain executive promotions. In addition, all objective metrics under our 2022 short-term incentive plan (STIP) were achieved at above-target levels, aligning executive bonus payouts with the Company's financial and operational performance.

We remain firm in our belief that our compensation program provides compelling incentives for our executives, which in turn benefits our stockholders by driving our business strategy and goals. We believe our stockholders' interests are best served over time by a balanced compensation program that takes a long-term, holistic view of our business strategy and emphasizes the drivers of long-term value creation.

Compensation and Human Capital Committee Report

We reviewed and discussed the CD&A with management, as well as the Compensation and Human Capital Committee's independent compensation consultant and legal advisors. Based upon this review and discussion, we recommended to the Board that the CD&A be included in this proxy statement.

Compensation and Human Capital Committee of the Board of Directors







Sara G. Lewis (Chair)
Independent Director

Christine N. Garvey
Independent Director

Katherine M. Sandstrom
Independent Director

The foregoing report of the Compensation Committee is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in such filing.

Compensation Discussion and Analysis

Named Executive Officers

Our CD&A describes Healthpeak's 2022 executive compensation program for the named executive officers, or NEOs, listed below.

    

Scott M. Brinker	**Peter A. Scott**	**Thomas M. Klaritch**	**Scott R. Bohn**	**Adam G. Mabry**
President and Chief Executive Officer	Chief Financial Officer	Chief Operating Officer	Chief Development Officer and Co-Head of Life Science	Chief Investment Officer

In addition, Thomas M. Herzog, our former Chief Executive Officer, and Troy E. McHenry, our Former Chief Legal Officer and General Counsel, are NEOs for 2022.

2022 Compensation Program Overview

Consistent with our goals of aligning executive and stockholder interests and appropriately incentivizing our executives, the Compensation and Human Capital Committee, or the Compensation Committee, adopted a compensation program that incorporates a mix of at-risk incentives and fixed pay designed to accomplish the key objectives of our executive compensation program. The key objectives of our executive compensation program are outlined in the Letter from Our Compensation and Human Capital Committee above. In 2022, our compensation program consisted of the following key elements, as further detailed under "2022 NEO Compensation" below.

Key Compensation Elements

BASE SALARY	+	**ANNUAL CASH INCENTIVE OPPORTUNITIES**	+	**LONG-TERM EQUITY INCENTIVE OPPORTUNITIES**
• Competitive base salary to attract and retain talent based on experience, job scope, market data and individual performance • Annually reviewed against similarly situated executives at peer companies to maintain competitive levels		• Based on the achievement of objective, at-risk Company performance metrics to align compensation with strategic goals • Includes objective financial performance metrics of Normalized FFO per share and Net Debt to Adjusted EBITDAre, which are common REIT performance measures • Includes quantitative and qualitative ESG metrics, underscoring our leadership's commitments to environmental, social and governance performance • A portion of the annual cash incentive, or bonus, is based on individual performance to reward individual initiative, achievements and contributions and ensure that executives are driving execution of our business strategy		• Performance-based restricted stock units ("PSUs") and service-based RSUs with a performance hurdle • PSUs earned by achieving 3-year Company TSR performance hurdles relative to constituents in third-party indices and select healthcare REIT peers, aligning executive compensation with stockholders' long-term interests and value creation • Service-based RSUs encourage retention by vesting ratably over three years, subject to a performance hurdle requiring achievement of a minimum Normalized FFO per share threshold in the grant year

Pay-for-Performance Philosophy

Our executive compensation program rewards successful annual performance and encourages long-term value creation for our stockholders. NEO short- and long-term incentive compensation is subject to rigorous, objective, at-risk performance hurdles across multiple metrics and performance periods, which the Compensation Committee intends to incentivize management to drive Company performance and encourage prudent risk management consistent with the Company's financial and strategic goals. The below graphics illustrate the mix of 2022 fixed pay (base salary) and at-risk pay incentives (cash incentive compensation and grant date fair value of equity awards granted during the year), presented at the target level of performance, for our CEO and our other NEOs (excluding Messrs. Herzog and McHenry, who terminated employment during the year).



PRESIDENT AND CEO

85% At-Risk, Performance-Based Pay

15%
24%
61%

AVERAGE FOR ALL OTHER NEOs

80% At-Risk, Performance-Based Pay

20%
24%
56%

■ Base Salary
■ Annual Cash Incentive (Target-Level)
■ Long-Term Equity Award (Target-Level)
■ At Risk

Compensation Practices at a Glance

STOCKHOLDER-FRIENDLY PRACTICES WE FOLLOW

✔ Align short-term pay and performance by linking 60% of STIP compensation to objective, quantitative performance hurdles

✔ Align long-term pay and performance by linking 60% of LTIP compensation to 3-year relative TSR with 1-year post-vesting holding period

✔ Promote retention with 40% of LTIP compensation subject to 3-year vesting with 1-year post-vesting holding period

✔ Cap payout and vesting levels for incentive awards

✔ Provide market-based standardized severance and change-in-control benefits for executives

✔ Maintain robust stock ownership guidelines and clawback policy

✔ Conduct annual compensation risk assessment

✔ Compensation Committee comprised solely of independent directors

✔ Use of an independent compensation consultant

✔ Conduct annual compensation analysis against peer company practices

PRACTICES WE AVOID

✖ Individual employment agreements

✖ Guaranteed cash incentives, equity compensation or salary increases for existing NEOs

✖ New stock option awards to NEOs

✖ Tax gross-up payments on change-in-control or severance payments or executive perquisites

✖ Allowing pledging or hedging of our securities by directors, officers or other employees

✖ "Single-trigger" change in control severance payments

✖ Excessive perquisites or other benefits

✖ Repricing or buyouts of stock options

✖ Equity plan evergreen provisions

✖ Equity awards with less than 1-year total vesting terms

Say-on-Pay Results

The Compensation Committee considers our say-on-pay vote results in approving our executive compensation program. The Committee determined to maintain the core structure of our overall executive compensation program for 2022, taking into account:

• Strong support demonstrated by our stockholders in our 2022 say-on-pay vote

• Recommendations of our independent compensation consultant

• Positive stockholder feedback through outreach efforts



92% FOR

In 2022, over 92% of stockholder votes were cast FOR our 2021 executive compensation program, and average support over the last 5 years was 91%

2022 NEO Compensation

The Compensation Committee oversees the design and administration of our executive compensation program and evaluates these programs against Company performance, competitive practices, legal and regulatory developments and corporate governance trends. The Committee considers analysis and recommendations from Ferguson Partners Consulting when making compensation decisions. Additionally, our President and Chief Executive Officer provides feedback to the Committee with respect to our other executive officers based on individual performance.

Scott M. Brinker, President and Chief Executive Officer



2022 TARGET COMPENSATION: $4.88 MILLION
($ millions)


$0.75
$2.975
$1.15
Long-Term Equity Award (Target Level)
Annual Cash Incentive (Target Level)
Base Salary

No changes were made to Mr. Brinker's 2022 base salary or the target-level STIP opportunity compared to 2021. His 2022 target-level LTIP opportunity was increased to better align his equity compensation with the equity compensation of similarly-situated executives at peer companies. No changes were made to Mr. Brinker's 2022 compensation following his promotion to President and Chief Executive Officer, and his target-level compensation was increased in 2023.

Peter A. Scott, Chief Financial Officer



2022 TARGET COMPENSATION: $3.55 MILLION
($ millions)


$0.65
$1.9
$1.0
Long-Term Equity Award (Target Level)
Annual Cash Incentive (Target Level)
Base Salary

No changes were made to Mr. Scott's 2022 base salary or target-level STIP opportunity compared to 2021. His 2022 target-level LTIP opportunity was increased to better align his compensation with the compensation of similarly situated executives at peer companies.

Thomas M. Klaritch, Chief Operating Officer



2022 TARGET COMPENSATION: $3 MILLION
($ millions)



- Long-Term Equity Award (Target Level)
- Annual Cash Incentive (Target Level)
- Base Salary

$0.6

$1.5

$0.9

No changes were made to Mr. Klaritch's 2022 compensation compared to 2021.

Scott R. Bohn, Chief Development Officer and Co-Head of Life Science



2022 TARGET COMPENSATION: $1.33 MILLION
($ millions)



$0.46 (Blended)

- Long-Term Equity Award (Target Level)
- Annual Cash Incentive (Target Level)
- Base Salary

$0.425

$0.443 (Blended)

Mr. Bohn's 2022 base salary, target-level annual cash incentive and target-level long-term equity award opportunity were increased in connection with his promotions in January 2022 to Executive Vice President – Co-Head of Life Science and in October 2022 to Chief Development Officer and Co-Head of Life Science, as further described below.

Adam G. Mabry, Chief Investment Officer





2022 TARGET COMPENSATION: $1.28 MILLION
($ millions)

$0.47 (Blended)

$0.33

$0.48 (Blended)

- Long-Term Equity Award (Target Level)
- Annual Cash Incentive (Target Level)
- Base Salary

Mr. Mabry's 2022 base salary, target-level annual cash incentive and target-level equity award opportunity were increased in connection with his promotion to Chief Investment Officer in October 2022, as further described below.

The 2022 compensation for Mr. Herzog, our former Chief Executive Officer, was $1,150,000 base salary, $2,300,000 target-level STIP opportunity, and $7,000,000 target-level LTIP opportunity, reflecting no changes from 2021. The 2022 compensation for Mr. McHenry, our former Chief Legal Officer and General Counsel, was $600,000 base salary, $650,000 target-level STIP opportunity, and $1,250,000 target-level LTIP opportunity, reflecting an increase of $200,000 to his 2021 LTIP opportunity to better align his compensation with similarly situated executives at peer companies. In connection with his departure from the Company in November 2022, Mr. McHenry forfeited his 2022 annual cash incentive and outstanding unvested LTIP awards, including his 2022 LTIP award.

Base Salary

Following reviews by the Compensation Committee in January 2022 and again in October 2022 of compensation data for peers with substantially similar roles and responsibilities prepared by Ferguson Partners Consulting (as described below under "Compensation Policies and Practices—Peer Company Comparison"), the Committee determined not to increase base salaries for Messrs. Brinker, Scott, Klaritch, Herzog or McHenry in 2022.

Based on the review of compensation data for peers with substantially similar roles and responsibilities, the base salaries for Messrs. Bohn and Mabry were increased in connection with their promotions to better align their compensation with similarly situated executives at peer companies. Mr. Mabry's 2022 salary was increased from $441,000 to $460,000 prior to his promotion to Chief Investment Officer, and from $460,000 to $500,000 (on a prorated basis) in connection with his promotion in October 2022. Mr. Bohn's 2022 salary was increased from $363,500 to $450,000 in connection with his promotion to Executive Vice President in January 2022 and then to $500,000 (on a prorated basis) in October 2022 in connection with his promotion to Chief Development Officer and Co-Head of Life Science.

Annual Cash Incentive Compensation

2022 Short-Term Incentive Plan Structure

Our NEOs are eligible to receive annual cash bonuses under the 2022 STIP based on the achievement of performance criteria established by the Compensation Committee for the performance period and taking into account individual performance.

In selecting metrics and weighting, the Compensation Committee also reviewed the Company's strategic focus on portfolio quality, a strong balance sheet, and organic growth complemented by acquisitions and developments, as well as the importance of ESG to our Company's business and long-term strategy. Considering these goals, together with feedback from our stockholders during ongoing engagement and input from Ferguson Partners Consulting, the Committee approved the following 2022 STIP annual metrics and weighting, which remained unchanged from 2021.

30% **Normalized FFO** **Per Share**	• Funds from operations (FFO) is a commonly used REIT financial metric defined by Nareit; Normalized FFO per share is adjusted to exclude the impact from certain non-recurring or non-comparable items. • Allows stockholders to compare operating performance among REITs over time on a consistent basis. • May significantly impact the trading price of a REIT's common stock and, therefore, may significantly impact TSR.
15% **Net Debt to** **Adjusted** **EBITDAre**	• Net Debt to Adjusted EBITDAre is a supplemental measure of our achievement of established debt targets and is adjusted to exclude the impact from certain non-recurring or non-comparable items. • Promotes a strong balance sheet and balances the Normalized FFO per share metric to discourage overleveraging. • Reflects the ability to generate sufficient earnings to meet debt obligations as the portfolio grows. • A strong balance sheet is also important for REITs to enable acquisition and investment opportunities.
15% **ESG Performance**	• Environmental, social and governance performance is critical to our Company's long-term strategy and success. • Measures the Company's performance on various quantitative and qualitative ESG initiatives as described in detail in the ESG performance scorecard on page 50.
40% **Individual** **Performance**	• Assessment of individual contributions to the Company's financial and operational performance, as well as accomplishments relative to annual objectives. • Strongly influenced by objective criteria, such as the quality of the Company's portfolio and investments, including investment performance relative to underwriting or budget and other quantitative and qualitative performance metrics and trends as determined by the Compensation Committee. • Incentivizes and rewards individual initiative, achievements and contributions to ensure that executives are driving execution of our business strategy in their respective roles.

The pre-established target-level performance hurdle for Normalized FFO per share was set at the mid-point of our initial public guidance for 2022 and excluded the positive impact of any funding we received during 2022 under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The pre-established target-level performance hurdle for Net Debt to Adjusted EBITDAre was set in relation to our internally budgeted expectation, which is not publicly disclosed.

2022 STIP Award Opportunities

The Compensation Committee approved NEO 2022 STIP award opportunities in January 2022, following a review of compensation data for peers with substantially similar roles and responsibilities prepared by Ferguson Partners Consulting (as described below under "Compensation Policies and Practices—Peer Company Comparison"). The award opportunities reflect the Committee's assessment of each NEO's job position and responsibilities, experience, compensation peer group data and individual performance. Based on this assessment, the Committee determined not to increase 2022 STIP award opportunities for Messrs. Brinker, Scott, Klaritch, Herzog and McHenry from the levels in effect for 2021.

Mr. Bohn became a participant in the 2022 STIP and received an increase to his target-level bonus award opportunity in connection with his January 2022 promotion to Executive Vice President, from $363,500 to $450,000 (prorated from January 1, 2022 to the date of his promotion to Chief Development Officer and Co-Head of Life Science on October 6, 2022). In connection with Mr. Bohn's October 2022 promotion, his 2022 STIP target-level award opportunity increased from $450,000 to $500,000 (prorated from his promotion date through December 31, 2022). Mr. Mabry did not participate in the 2022 STIP prior to his promotion in October 2022, and he received an increase to his pre-promotion 2022 bonus opportunity, from $441,000 in 2021 to $475,000 (prorated from January 1, 2022 to the date of his promotion to Chief Investment Officer on October 6, 2022). In connection with his promotion to Chief Investment Officer, he became eligible to participate in the 2022 STIP for the remainder of 2022, and his 2022 STIP opportunity was increased to $500,000 (prorated from his promotion date through December 31, 2022).

With respect to each of the performance metrics under the 2022 STIP, reaching the threshold, target or high achievement level results in a payout of 50%, 100% or 150%, respectively, of the target-level award opportunity. Payout amounts between threshold, target and high levels are interpolated on a linear basis. No bonus is paid for metrics with outcomes below the threshold achievement level. The following table reflects the 2022 STIP NEO award opportunities.

NAME[1]	2022 STIP AWARD OPPORTUNITY ($) THRESHOLD (50%)	TARGET (100%)	HIGH (150%)
Scott M. Brinker	575,000	1,150,000	1,725,000
Peter A. Scott	500,000	1,000,000	1,500,000
Thomas M. Klaritch	450,000	900,000	1,350,000
Scott R. Bohn[2]	221,442	442,885	664,326
Adam G. Mabry[3]	59,615	119,231	178,846
Thomas M. Herzog	1,150,000	2,300,000	3,450,000

(1) In connection with his departure from the Company in November 2022, Mr. McHenry forfeited his 2022 STIP award opportunity of $650,000 (at the target level).

(2) Reflects Mr. Bohn's blended target-level bonus opportunity, including his prorated pre-promotion opportunity of $323,654 (based on a $425,000 2022 STIP target-level award opportunity) and prorated post-promotion opportunity of $119,231 (based on a $500,000 2022 STIP target-level award opportunity).

(3) Mr. Mabry became eligible to participate in the 2022 STIP in connection with his October 6, 2022 promotion with a target-level award opportunity of $119,231 (prorated from the date of his promotion based on a $500,000 2022 STIP target-level award opportunity). His prorated pre-promotion bonus opportunity of $361,731 was part of the non-executive annual employee bonus program, which is paid out based on our President and CEO's determination of individual performance, and was not part of the 2022 STIP.

2022 STIP Performance and Results

01 Financial Metrics (45% of Overall Award)

SOLID OPERATIONAL PERFORMANCE AND BALANCE SHEET MANAGEMENT

The Compensation Committee sets executive compensation performance hurdles near the beginning of the performance period consistent with the Company's strategic goals and in line with our publicly disclosed initial guidance for the performance year, as applicable, consistent with our past practice.

RELATIVE WEIGHTING	2022 STIP PERFORMANCE METRIC	THRESHOLD (50%)	TARGET (100%)	HIGH (150%)	Result	OUTCOME (PAYOUT %)
30%	Normalized FFO Per Share	$1.666	$1.696	$1.726	Result[1] $1.725	$1.725 (148.3%)
15%	Net Debt to Adjusted EBITDAre	6.0x	5.50x	5.0x	Result[1] 5.34x	5.34x (116%)
Weighted Blended Overall Financial Performance Payout Percentage Relative to Target Level:						**137.7%**

(1) Excludes the positive impact of CARES Act funding. For the definitions and reconciliations of Normalized FFO per share and Net Debt to Adjusted EBITDAre to the most directly comparable GAAP measures, see Appendix A.

02 ESG Performance Metric (15% of Overall Award)

STRONG COMMITMENT TO SUSTAINABILITY, PEOPLE-FIRST CULTURE AND LEADING GOVERNANCE PRACTICES

Similar to 2021, the Compensation Committee established an ESG performance metric scorecard with both quantitative and qualitative ESG factors to link our NEOs' incentive compensation to our ESG performance, underscoring the importance of ESG to our business and strategy. The Committee selected primarily measurable ESG performance criteria that it determined to be rigorous yet achievable, focusing on criteria that could be impacted by each NEO's performance during the period and were meaningful to the Company's key ESG initiatives, including: transparent environmental disclosure and leading performance; diversity, equity and inclusion; employee satisfaction; and sound corporate governance.

ESG PERFORMANCE METRIC SCORECARD

	QUANTITATIVE AND QUALITATIVE COMPONENTS	POSSIBLE	EARNED	2022 RESULTS
Environmental	• Submit to at least 3 major reporting frameworks	2	2	✔ Completed GRESB, CDP and S&P Global Corporate Sustainability Assessment submissions ✔ Achieved industry-leading environmental performance results
	• Publish annual ESG Report	1	1	✔ Published 11th annual ESG Report according to GRI, TCFD and SASB frameworks ✔ Expanded key disclosures around physical climate risk, transition risk and ESG in new developments
	• Receive prominent third-party recognition	2	2	✔ ENERGY STAR Partner of the Year ✔ CDP Leadership Band, GRESB 4-Green Star Rating, DJSI N. America Index
	• Qualitative review of environmental initiatives	2	2	✔ Published inaugural green bond allocation report, reporting allocation of $938 million net proceeds to LEED Gold certified properties ✔ Received 2.5 bps reduction under revolving credit facility's sustainability-linked pricing grid for annual GHG emissions reduction ✔ Obtained 65 new ENERGY STAR building certifications
Social	• Maintain overall employee engagement score at/above Kingsley Index average (1 point) or 5% or higher above index average (2 points)	2	2	✔ Achieved employee engagement score of at least 5% or higher above Kingsley Index average
	• Advance gender and racial diversity initiatives	2	2	✔ Launched several initiatives to enhance racial diversity and awareness through recruiting, training and outreach, including 61% gender or racially diverse workforce and 66% gender or racially diverse intern program ✔ Conducted company-wide inclusion and belonging training
	• Receive prominent third party recognition for social and/or DEI initiatives	1	1	✔ Bloomberg Gender-Equality Index ✔ Great Place to Work Certification ✔ *Fortune* Best Places to Work in Real Estate
	• Qualitative review of human capital initiatives	2	2	✔ Navigated team safety and provided work from home support ✔ Enhanced employee engagement initiatives
Governance	• Maintain average ISS Monthly Governance QualityScore of "4" (top 40%) (1 point) or "3" (top 30%) or better (2 points)	2	2	✔ Average Score: 1.17 (top decile, improving from second decile in 2021)
	• Obtain 95% or higher completion of annual employee Code of Conduct training	2	2	✔ Over 95% completion
	• Qualitative review of governance initiatives	2	2	✔ Finalist for Best Proxy Statement and Best ESG Reporting by *Corporate Secretary* and *IR* Magazine ✔ *Newsweek* America's Most Responsible Companies list ✔ *Fortune* Modern Board 25 list
	Total Points	**20**	**20**	

RELATIVE WEIGHTING	2022 STIP PERFORMANCE METRIC	THRESHOLD	TARGET	HIGH	OUTCOME (PAYOUT %)
15%	ESG Performance Metric	8 Points	12 Points	Result **20 Points** | 16 Points	**High (150%)**

03 Individual Performance (40% of Overall Award)

INDIVIDUAL PERFORMANCE REFLECTS LEADERSHIP AND ACHIEVEMENT

The remaining 40% of the pre-established 2022 STIP award was based on an assessment of individual performance. The Compensation Committee has discretion to award between 0% and 150% of each NEO's target-level individual performance award opportunity. The Committee took into account each NEO's individual accomplishments and leadership, as reflected in the following 2022 performance scorecards, in determining each NEO's individual performance award payout under the 2022 STIP.

The Compensation Committee determined to award Messrs. Brinker, Scott, Klaritch, Bohn and Mabry the maximum (high) level (150%) for the individual performance portion of the 2022 STIP award. In making award determinations, the Committee took into consideration each NEO's individual contributions, as described in detail in each NEO's individual performance scorecard below. The Committee also noted the NEOs' overall contributions to factors that were especially important to the Company in 2022, including driving operational performance and execution, managing balance sheet and liquidity, and continued strategic positioning in key markets.

Scott M. Brinker, President and Chief Executive Officer   Individual Performance Scorecard

- Guided us through leadership change, including extensive investor communications and employee engagement to ensure a seamless transition
- Executed on key deliverables for operational goals and developments, redevelopments and transactions

- Led strong operational performance, including in leasing, occupancy and net operating income
- Oversaw entry into new joint venture for seven Life Science buildings on Pointe Grand campus in South San Francisco

Individual Performance Payout:

150% of Target

Peter A. Scott, Chief Financial Officer   Individual Performance Scorecard

- Improved floating rate exposure from 21% to 15% during 2022 through strategic capital markets transactions
- To strengthen liquidity, upsized commercial paper program from $1.5 billion to $2.0 billion

- Strategically originated $500 million in term loan facilities
- Maintained strong focus on investor engagement, including hosting South San Francisco property tour and reception

Individual Performance Payout:

150% of Target

Thomas M. Klaritch, Chief Operating Officer   Individual Performance Scorecard

- Led efforts to maintain strong leasing, rent collections and occupancy in our Medical Office segment, with rent collections exceeding 99%
- Oversaw cross-functional process improvement enhancements to facilitate hybrid work environment

- Led our internationally recognized ESG efforts as Chair of our ESG Committee, including emissions and energy efficiency projects in furtherance of our long-term science-based GHG emissions reduction targets
- Delivered 65 new ENERGY STAR certifications for Medical Office segment

Individual Performance Payout:

150% of Target

Scott R. Bohn, Chief Development Officer and Co-Head of Life Science

Individual Performance Scorecard

- Led efforts to maintain strong leasing and occupancy in our Life Science segment
- Oversaw completion of major Life Science development in Cambridge, MA

- Managed new development construction for several Life Science and Medical Office projects in key markets, including implementing sustainability features
- Led entitlement, zoning and permitting efforts across multiple Life Science and Medical Office developments

Individual Performance Payout:

150% of Target

Adam Mabry, Chief Investment Officer

Individual Performance Scorecard

- Led efforts enter into joint venture for seven Life Science buildings on Pointe Grand campus in South San Francisco
- Closed several sale transactions of non-core Medical Office properties

- Oversaw strategic acquisitions in core Life Science and Medical Office markets

Individual Performance Payout:

150% of Target

In accordance with the terms of the Executive Severance Plan, the Compensation Committee determined to pay Mr. Herzog the prorated individual portion of his 2022 STIP award at the target level. Mr. McHenry forfeited his 2022 STIP award opportunity in connection with his departure from the Company in November 2022.

04 Overall 2022 STIP Results

The following table summarizes the actual annual incentive awards paid to each NEO under the 2022 STIP in February 2023 based on the foregoing results and determinations.

NAME[1]	2022 STIP OPPORTUNITY (AT TARGET)	(45%) ACTUAL FINANCIAL PERFORMANCE[2]	(15%) ACTUAL ESG PERFORMANCE[2]	(40%) ACTUAL INDIVIDUAL PERFORMANCE[3]	OVERALL WEIGHTED PAYOUT (%)[2]	TOTAL AWARD ($)
Scott M. Brinker	$ 1,150,000	137.7%	150%	150%	144.4%	$ 1,660,485
Peter A. Scott	$ 1,000,000	137.7%	150%	150%	144.4%	$ 1,443,900
Thomas M. Klaritch	$ 900,000	137.7%	150%	150%	144.4%	$ 1,299,510
Scott R. Bohn	$ 442,885	137.7%	150%	150%	144.4%	$ 639,481
Adam G. Mabry[3]	$ 119,231	137.7%	150%	150%	144.4%	$ 172,157
Thomas M. Herzog[4]	$ 2,300,000	137.7%	150%	100%	124.4%	$ 2,186,878

[1] Mr. McHenry forfeited his 2022 STIP award opportunity in connection with his departure from the Company in November 2022.

[2] As a percentage of the target level.

[3] As described above, Mr. Mabry became eligible to participate in the 2022 STIP in connection with his October 2022 promotion, and the target-level 2022 STIP opportunity reflected in the foregoing table reflects his prorated opportunity from October 6, 2022 through December 31, 2022. Mr. Mabry separately earned a prorated pre-promotion bonus award of $361,731 from January 1, 2022 through October 6, 2022, for a total annual cash bonus payout of $533,888.

[4] Pursuant to the contractual obligations under the terms of our Executive Severance Plan and Mr. Herzog's release agreement, as described under "Executive Compensation Tables—Potential Payments upon a Termination or Change in Control—Severance Arrangements," Mr. Herzog received a prorated 2022 STIP award payout at the target level for the portion of the year in which he worked at the Company.

Long-Term Equity Incentive Compensation

All 2022 equity awards were granted in the form of at-risk RSUs and PSUs. We have not awarded stock options since 2014.

2022 Long-Term Incentive Plan

Our NEOs received long-term equity incentive awards under the 2022 LTIP, which are subject to the achievement of performance metrics and vesting criteria established by the Compensation Committee near the beginning of the performance period.

3-Year Relative TSR Performance-Based Award (PSUs) (60%)

- 60% of the award is subject to our relative TSR performance (calculated assuming dividend reinvestment) for the 3-year forward-looking performance period beginning on January 1, 2022 and ending December 31, 2024 ("TSR-Based LTIP"), measured against a selected index of healthcare peer REITs and third-party peer indices (S&P 500 REIT Index and FTSE Nareit Equity Office Index, with certain adjustments described below). TSR-Based LTIP awards are subject to a 1-year post-vesting holding period.

- The Compensation Committee selected a relative TSR performance metric as the basis for our performance-based LTIP awards because it allows stockholders to evaluate our performance compared to our peers and mitigates the impact of broad market trends that are not reflective of our actual performance. The Committee also determined to add the FTSE Nareit Equity Office Index, with certain exclusions as described below, to better align to our portfolio mix and measure our performance against companies in the office REIT business that we consider to be competitors.

- Payout amounts between threshold or target, and target and high levels are interpolated. No value is paid for metrics with outcomes below the threshold achievement levels.

3-year Relative TSR PSU Award

HEALTHCARE REIT PEERS[1]

RESULT	ABSOLUTE MEAN TSR PERFORMANCE HURDLES	PAYOUT (% OF GRANT AT TARGET)
Threshold	25% Below Peer Group Mean	0%
Target	At Peer Group Mean	100%
High	25% or Higher Above Peer Group Mean	200%

S&P 500 REIT INDEX[2]

RESULT	RELATIVE TSR PERFORMANCE HURDLES	PAYOUT (% OF GRANT AT TARGET)
Threshold	25th Percentile	0%
Target	50th Percentile	100%
High	80th Percentile or Greater	200%

FTSE NAREIT EQUITY OFFICE INDEX[3]

RESULT	RELATIVE TSR PERFORMANCE HURDLES	PAYOUT (% OF GRANT AT TARGET)
Threshold	25th Percentile	0%
Target	50th Percentile	100%
High	80th Percentile or Greater	200%

[1] Consists of three separate peer groups weighted as follows: (a) Alexandria Real Estate Equities, Inc. – 25% (life science); (b) Healthcare Realty Trust Incorporated and Physicians Realty Trust – 25% (medical office); and (c) Ventas, Inc. and Welltower Inc. – 16.67% (diversified healthcare). The peer group mean is calculated as (x) the sum of the average of the 3-year TSRs of the companies that constitute each peer group, divided by (y) the number of peers.

[2] Accounts for 16.67% of TSR performance-based award. Excludes American Tower Corp., Crown Castle Internal Corp., SBA Communications and Weyerhaeuser Company due to size or other incomparability.

[3] Accounts for 16.66% of TSR performance-based award. Excludes Alexandria Real Estate Equities, Inc. because it is included in the healthcare REIT peer set; excludes Easterly Government Properties Inc.; Paramount Group, Inc.; Empire State Realty Trust, Inc. Class A; Office Properties Income Trust; City Office REIT, Inc.; Franklin Street Properties Corp.; CIM Commercial Trust Corporation; and New York City REIT, Inc. Class A due to smaller market capitalizations.

3-Year Retentive Award (RSUs) (40%)

The remaining 40% of the 2022 LTIP award vests in three equal annual installments beginning on the first anniversary of the grant date. This portion of the 2022 LTIP was subject to a threshold Normalized FFO per share hurdle of $1.25 for the 2022 performance year ("Retentive LTIP"). For Retentive LTIP awards granted to Messrs. Bohn and Mabry in October 2022 in connection with their promotions, the Normalized FFO per share performance hurdle was $1.60 for 2022. The Compensation Committee believes that the Retentive LTIP awards, which vest over time independent of TSR, promote the retention of our talented management team, while still incentivizing a focus on long-term results because the ultimate value of the RSUs is tied to our stock price.

2022 LTIP Award Opportunities

Annual LTIP Awards

As described under "2022 NEO Compensation," the Compensation Committee, in consultation with Ferguson Partners Consulting, approved target-level 2022 LTIP opportunities for the NEOs in early 2022, as well as in connection with the promotions of Mr. Bohn and Mr. Mabry in October 2022. The award opportunities were based on the Committee's assessment of peer compensation data, each NEO's relative duties and responsibilities, and the NEO's impact on Healthpeak's results. Based on this assessment, the Committee determined to increase the 2022 target-level LTIP award opportunities for Messrs. Brinker, Scott, Bohn and McHenry. Mr. Mabry did not participate in the 2022 LTIP. His 2022 pre-promotion time-based equity award opportunity increased from $262,558 to $330,064 in connection with increased duties as Senior Vice President of Investments in early 2022.

The table below reflects the 2022 LTIP award target-level values approved by the Compensation Committee.

NAME[1]	TSR-BASED LTIP Healthcare REIT Peers ($)	TSR-BASED LTIP FTSE Nareit Equity Office Index ($)	TSR-BASED LTIP S&P 500 REIT Index ($)	RETENTIVE LTIP ($)	TOTAL LTIP OPPORTUNITY ($)[2]
Scott M. Brinker	1,190,060	297,560	297,380	1,190,000	**2,975,000**
Peter A. Scott	760,038	190,038	189,924	760,000	**1,900,000**
Thomas M. Klaritch	600,030	150,030	149,940	600,000	**1,500,000**
Scott R. Bohn	170,009	42,509	42,482	170,000	**425,000**
Thomas M. Herzog	2,800,140	700,140	699,720	2,800,000	**7,000,000**

[1] In connection with his departure from the Company in November 2022, Mr. McHenry forfeited his $1,250,000 total LTIP award opportunity. The table above does not reflect retentive LTIP awards granted to Messrs. Bohn and Mabry in connection with their promotions, as described below.

[2] These amounts were divided by the closing price per share on the grant date of the award to determine the number of shares subject to the award (or the target-level number of shares in the case of the TSR-Based LTIP awards). The amounts reflected in the Grants of Plan-Based Awards During 2022 table differ from the amounts above with respect to retentive LTIP awards due to rounding to the nearest whole share, and with respect to the TSR-Based LTIP awards, due to calculating the grant date fair value based on a Monte Carlo valuation model in accordance with FASB ASC Topic 718.

Promotion and Make-Whole Retentive LTIP Awards

In connection with the promotions of Messrs. Bohn and Mabry, the Compensation Committee granted each executive one-time Retentive LTIP awards. One-time Retentive LTIP awards were determined to be preferable to relative TSR performance-based awards to promote each executive's long-term retention, with a substantial portion of the Retentive LTIP awards to vest over six years. Mr. Bohn was granted Retentive LTIP awards with an aggregate grant value of $1,000,000. The first Retentive LTIP award granted in April 2022 has a grant value of $750,000 and vests annually over six years commencing on the second anniversary of the grant date, subject to achievement of a 2022 Normalized FFO per share performance hurdle of $1.25. The second Retentive LTIP award granted in October 2022 is a make-whole equity compensation award to align his overall 2022 target-level equity compensation level with the intended level for Chief Development Officer and has a grant value of $250,000, vesting annually over three years, subject to achievement of a 2022 Normalized FFO per share performance hurdle of $1.60. Mr. Mabry was granted Retentive LTIP awards with an aggregate grant value of $1,000,000. The first Retentive LTIP award has a grant value of $750,000 and vests annually over six years commencing on the second anniversary of the grant date. The second Retentive LTIP award is a make-whole equity compensation award to align his overall 2022 target-level equity compensation level with the intended level for Chief Investment Officer and has a grant value of $250,000, vesting annually over three years. Both of Mr. Mabry's Retentive LTIP awards are subject to achievement of a 2022 Normalized FFO per share performance hurdle of $1.60.

Performance Results

The Company exceeded the Normalized FFO hurdle of at least $1.25 per share for the Retentive LTIP awards granted in February 2022, as well as the $1.60 hurdle with respect to the Retentive LTIP awards granted to Messrs. Bohn and Mabry in October 2022, thereby satisfying the performance hurdle requirement for all Retentive LTIP awards. The Compensation Committee will make a determination regarding achievement of the TSR-Based LTIP performance criteria following the end of the performance period on December 31, 2024.

2020-2022 3-Year TSR-Based LTIP Results

In 2020, we awarded the NEOs 3-year TSR-Based LTIP awards that had a performance period ending on December 31, 2022. The following table summarizes the actual PSU payouts awarded to the NEOs under those awards.

RELATIVE WEIGHTING	2020 LTIP PSU PERFORMANCE METRIC	THRESHOLD (50%)	TARGET (100%)	HIGH (200%)	OUTCOME / PAYOUT (%)
40%	Relative TSR Performance FTSE Nareit Health Care Index		Result 62nd		Target-High (138.7%)
		25th	50th	80th 100th	
20%	Relative TSR Performance S&P 500 REIT Index	25th Result			Threshold (50%)
		25th	50th	80th	
				Weighted Blended Overall Payout:	Above Target (109%)

Status of LTIP Award Programs

TSR-BASED LTIP AWARD STATUS THROUGH DECEMBER 31, 2022

LTIP PERFORMANCE PERIOD	2018	2019	2020	2021	2022	STATUS
2019 3-Year LTIP		100% Completed				▲ Above Target Payout (155% Weighted Blended Overall Payout)
2020 3-Year LTIP			100% Completed			▲ Above Target Payout (109% Weighted Blended Overall Payout)
2021 3-Year LTIP				66% Completed		— Tracking Below Target (Overall)[1]
2022 3-Year LTIP					33% Completed	— Tracking Above Target (Overall)[1]

[1] The performance period for these awards remains open and the payout percentage for these awards has not been determined. The payout percentage is reflected in the table to indicate that, if the performance period applicable to the award had ended as of December 31, 2022, the Company's relative TSR ranking considered for purposes of the awards would have resulted in an above-target level payout with respect to certain peer indices and below-target level with respect to certain peer indices. We make no prediction as to the future performance of our stock. The total amount realized with respect to the outstanding 2021 and 2022 TSR-Based LTIP awards will be determined following the 3-year performance periods ending December 31, 2023, and 2024, respectively.

2023 Compensation Decisions

After reviewing the business strategy for 2023, as well as various promotions, the Compensation Committee approved the following changes with respect to our executive compensation structure for 2023:

Compensation Opportunities

- Mr. Brinker's target-level LTIP award opportunity was increased to $5,900,000 to better align his compensation with that of similarly situated executives of our peer companies following his promotion to President and Chief Executive Officer.

- The target-level LTIP award opportunities for Messrs. Scott and Klaritch were increased to $2,350,000 and $1,750,000, respectively, to better align their equity compensation with that of similarly situated executives of our peer companies.

- Mr. Bohn's base salary was increased to $525,000 and target-level LTIP award opportunity to $1,000,000 in connection with his promotion to Chief Development Officer and Co-Head of Life Science to better align his compensation with that of similarly situated executives of our peer companies.

- Mr. Mabry's base salary was increased to $500,000 and target-level LTIP award opportunity to $900,000 in connection with his promotion to Chief Investment Officer to better align his compensation with that of similarly situated executives of our peer companies.

2023 STIP

- The performance metrics are consistent with the 2022 STIP.

- The weightings of the metrics were adjusted to increase Normalized FFO per share from 30% to 35% and Net Debt to Adjusted EBITDAre from 15% to 20% and reduce the individual performance metric from 40% to 30% of the overall 2023 STIP.

2023 LTIP

- The 2023 LTIP performance-based award structure was simplified from five separate peer sets to three peer sets, and the peer REIT companies against which we measure relative TSR were updated to better reflect companies that we consider to be competitors.

- The relative TSR measurement methodology was updated to use absolute mean TSR performance for each peer company index, measuring relative TSR at, above or below the TSR mean (or median) of each peer set.

- Following our Umbrella Partnership Real Estate Investment Trust, or UPREIT, structure reorganization, 2023 LTIP participants had the option to elect to receive 2023 LTIP awards denominated in shares of common stock or profits interest units.

Compensation Policies and Practices

Compensation Risk Assessment	We believe that any risks arising from our compensation program are not reasonably likely to have a material adverse effect on us for the reasons outlined below. Base salaries are fixed in amount and thus do not encourage inappropriate or excessive risk taking. Our incentive compensation balances quantitative and qualitative performance assessments. While the STIP, our annual cash incentive plan, focuses on annual goals, we cap awards under the plan. The Compensation Committee believes that the STIP appropriately balances risk and the desire to focus executives on specific annual goals important to our success. A substantial portion of our executive officers' compensation is in the form of equity awards to further align executive and stockholder interests. The Compensation Committee believes that the LTIP awards do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to our performance and stock price, and because the awards are subject to long-term vesting schedules based on forward-looking performance goals. Additionally, our stock ownership guidelines, in addition to the 1-year post-vesting holding requirement for LTIP awards, help ensure that executives have significant value tied to our performance. Furthermore, as discussed below, our executive officers are subject to a clawback policy, which permits us to recover incentive compensation received by such officers in the event the amount of the payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to material noncompliance with a financial reporting requirement under securities laws.
Policy Regarding Executive Employment Agreements	Our Executive Severance Plan and Executive Change in Control Severance Plan (the "CIC Plan") (as both are further described under "Potential Payments upon a Termination or Change in Control Severance Arrangements" below) provide severance protections without the use of individual employment agreements with our executive officers. Our severance plans, which operate in lieu of individual contractual arrangements, provide standardized severance benefits for our executives. Our general policy against executive employment agreements also eliminates guaranteed base salaries and incentive levels, which allows the Company to focus on pay for performance and other factors that the Compensation Committee deems relevant in setting executive compensation, without contractual restrictions.
Compensation Consultant	The Compensation Committee is authorized to retain independent counsel, compensation and benefits consultants, and other outside experts or advisors. Since November 2008, the Committee has retained Ferguson Partners Consulting as its outside independent compensation consultant. For 2022, Ferguson Partners Consulting advised the Committee with respect to trends in executive compensation, determination of pay programs, assessment of competitive pay levels and mix (e.g., proportion of fixed pay to incentive pay and proportion of annual cash pay to long-term incentive pay) and setting compensation levels. Ferguson Partners Consulting also reviewed comparable equity REITs for 2022 and assisted the Committee with obtaining and evaluating current executive compensation data for these companies. The Committee made its 2022 compensation decisions, including those with respect to the NEOs, after consulting with Ferguson Partners Consulting. Ferguson Partners Consulting reports directly to the Compensation Committee and works with management as directed by the Committee. During 2022, Ferguson Partners Consulting did not perform work for Healthpeak other than pursuant to its engagement by the Committee and assisting with a director candidate search. The Committee has assessed the independence of Ferguson Partners Consulting and concluded that their engagement of Ferguson Partners Consulting does not raise any conflict of interest with Healthpeak or any of its directors or executive officers.
Management Succession Planning	Our Board is responsible for attracting, retaining and incentivizing a high-performing management team. With the assistance of the Compensation Committee, Board reviews management development and our succession plan to help ensure that top management positions, including the CEO position, can be filled without undue interruption. High-potential leaders, including emerging diverse leaders, are given exposure and visibility to Board members through formal presentations at Board and committee meetings, as well as through informal events.

Compensation Peer Group

In developing our 2022 executive compensation program, the Compensation Committee considered market and peer data provided by Ferguson Partners Consulting. Based on Ferguson Partners Consulting's recommendations, the Committee updated the group of peer companies for 2022 as set forth below. The Committee also reviewed general survey compensation data from companies in the S&P 500 REIT Index when determining executive compensation. As compared to 2021, Essex Property Trust, Inc. and The Macerich Company were removed as peers and Omega Healthcare Investors, Inc. and UDR, Inc. were added to better align with peers based on market capitalization, revenue and business focus. The companies in our 2022 executive compensation peer group were as follows:

- Alexandria Real Estate Equities, Inc.
- AvalonBay Communities, Inc.
- Boston Properties, Inc.
- Equity Residential
- Host Hotels & Resorts, Inc.
- Kimco Realty Corporation
- Medical Properties Trust, Inc.

- Omega Healthcare Investors, Inc.
- Realty Income Corporation
- Regency Centers Corporation
- UDR, Inc.
- Ventas, Inc.
- Vornado Realty Trust
- Welltower Inc.

Peer Company Comparison

The 2022 compensation peer companies consist of S&P 500 equity REITs that the Compensation Committee believed are comparable to Healthpeak. In reviewing executive compensation paid by peer companies, the Committee took into account, among other things, Healthpeak's enterprise value and market capitalization compared to the median and mean of peer companies, as shown below:

AS OF DECEMBER 31, 2022*
(in billions)



*   Source: KeyBanc for Enterprise Value; S&P Global for Market Capitalization.

Compensation Assessment

In early 2022, the Compensation Committee reviewed compensation data for executives at peer companies with positions comparable to those held by each NEO. This data consisted of base salary, annual cash incentive award opportunities and equity award information, as well as total direct compensation paid by the peer companies. Although the Committee reviewed and discussed the compensation data provided by Ferguson Partners Consulting to help inform its decision-making process, the Committee does not set or "benchmark" compensation levels at any specific point or percentile against the peer group data. As described above, the peer group data is only one point of information taken into account by the Committee in making compensation decisions.

Except as otherwise discussed in our CD&A, with respect to the objective performance criteria that form the basis of our executive compensation program, the Compensation Committee's executive compensation decisions for 2022 were subjective and the result of the Committee's business judgment, which is informed by the experiences of the members of the Committee, input and peer group data provided by Ferguson Partners Consulting, and the Committee's overall assessment of executive compensation trends.

Stock Ownership Guidelines	The Compensation Committee believes that ownership of Healthpeak securities promotes our executives' focus on our long-term business objectives. Our stock ownership guidelines accordingly provide that executives at the level of executive vice president or higher own minimum levels of common stock and unvested stock awards. All executives are required to achieve their mandatory holdings within five years of becoming subject to the guidelines.	

EXECUTIVE	STOCK OWNERSHIP AS MULTIPLE OF BASE SALARY
CEO	10x
Other NEOs	6x
Executive Officers (Non-NEOs)	3x

All of our NEOs who are subject to the stock ownership guidelines currently satisfy the ownership requirements.

Clawback Policy	Our Board has adopted a clawback policy that allows us, in circumstances the Board determines to be appropriate with consideration to all given facts, to require reimbursement or cancellation of any portion of a cash or equity incentive award or other payment received by an executive officer (or former executive officer) in limited circumstances where the amount of the payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to material noncompliance with a financial reporting requirement under securities laws. The clawback policy is intended to apply to the payment or award of cash or shares received by the executive officer prior to or during the 12-month period following the first public issuance or filing of the financial results that were subsequently restated.
Anti-Hedging Policy	Our Board recognizes that hedging against losses in Healthpeak securities may disturb the alignment between the interests of our officers and directors and those of our other stockholders. For this reason, directors, officers and other employees (and if applicable, their family members) are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Healthpeak securities.
Anti-Pledging Policy	Our Board recognizes that a forced margin sale or foreclosure sale of Healthpeak securities may negatively impact our stock price or violate our insider trading policy. Accordingly, our Board adopted a policy that prohibits directors, officers and other employees (and if applicable, their family members) from holding Healthpeak securities in a margin account or pledging Healthpeak securities as collateral for a loan.
No Tax Gross Up Payments	None of our NEOs are entitled to tax gross-up payments on severance benefits or in the event they are subject to excise taxes imposed under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code") as a result of a change in control of the company.
Tax Deductibility of Executive Compensation	Section 162(m) of the Code generally limits the deductibility of compensation paid to our current and former executive officers that exceeds $1 million during the tax year. The Tax Cuts and Jobs Act of 2017 (the "Jobs Act") made substantial changes to Section 162(m) of the Code. Pursuant to the Jobs Act, certain awards granted before November 2, 2017, that were based upon attaining pre-established performance measures that were set by the Compensation Committee under a plan approved by our stockholders, as well as amounts payable to former executives pursuant to a written binding contract that was in effect on November 2, 2017, may qualify for an exception to the $1 million deductibility limit.

As one of the factors in its consideration of compensation matters, the Compensation Committee notes this deductibility limitation. However, the Committee generally has the flexibility to take any compensation-related actions that it determines are in the Company's and its stockholders' best interest, including designing and awarding compensation for our executive officers that is not fully deductible for tax purposes. In addition, we qualify as a REIT under the Code and are not subject to federal income taxes, meaning that the payment of compensation that is not deductible under Section 162(m) does not have a material adverse consequence to us as long as we qualify as a REIT under the Code. Furthermore, there can be no assurance that any compensation will in fact be deductible. |

Executive Compensation Tables
Summary Compensation Table—2022

The Summary Compensation Table below quantifies the value of the different forms of compensation earned by or awarded to our NEOs for 2022, 2021 and 2020, in the manner and format required under applicable SEC rules.

NAME AND PRINCIPAL POSITION(S)	YEAR	SALARY ($)	BONUS ($)	STOCK AWARDS ($)[1]	OPTION AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[2]	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION ($)[3]	TOTAL ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Scott M. Brinker President and Chief Executive Officer	2022	750,000	—	3,134,399	—	1,660,485	—	12,200	5,557,084
	2021	750,000	—	2,663,454	—	1,725,000	—	11,600	5,150,054
	2020	750,000	296,119	2,637,958	—	796,381	—	11,400	4,491,858
Peter A. Scott Chief Financial Officer	2022	650,000	—	2,001,834	—	1,443,900	—	12,200	4,107,934
	2021	650,000	—	1,623,499	—	1,500,000	—	11,600	3,785,099
	2020	650,000	257,495	1,835,049	—	692,505	—	11,400	3,446,449
Thomas M. Klaritch Chief Operating Officer	2022	600,000	—	1,580,387	—	1,299,510	—	12,200	3,492,097
	2021	600,000	—	1,522,041	—	1,350,000	—	11,600	3,483,641
	2020	600,000	231,745	1,720,409	—	623,255	—	11,400	3,186,809
Scott R. Bohn Chief Development Officer and Co-Head of Life Science	2022	461,875	—	1,447,966	—	639,481	—	12,200	2,561,522
Adam G. Mabry Chief Investment Officer	2022	469,500	361,731[4]	1,330,150	—	172,157	—	12,200	2,345,738
Thomas M. Herzog Former Chief Executive Officer	2022	881,667	—	7,374,832	—	2,186,878	—	13,865,228	24,308,605
	2021	1,150,000	—	7,102,283	—	3,450,000	—	11,600	11,713,883
	2020	1,150,000	592,239	8,028,215	—	1,592,761	—	11,400	11,374,615
Troy E. McHenry Former Chief Legal Officer and General Counsel	2022	502,273	—	1,317,046	—	—	—	2,012,200	3,831,519
	2021	600,000	—	1,065,383	—	975,000	—	11,600	2,651,983
	2020	600,000	167,372	1,204,362	—	450,128	—	11,400	2,433,262

[1] The amounts reported in column (e) for each fiscal year reflect the fair value on the grant date of the RSU and PSU equity awards granted to NEOs during the fiscal year. Mr. McHenry forfeited all his outstanding equity awards in connection with his departure from the Company on November 1, 2022. For the grant date fair value of each equity award granted to an NEO in 2022, see the Grants of Plan-Based Awards During 2022 table. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of our consolidated financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in column (e), see the discussion of stock awards contained in Note 15—Compensation Plans to Healthpeak's Consolidated Financial Statements, included in our Annual Report. As to PSUs awarded to NEOs, the grant date fair value of the awards included in column (e) for the year of grant was determined using a Monte Carlo simulation, which probability weights multiple potential outcomes as of the grant date of the award. The assumptions made in applying the Monte Carlo simulation to determine the grant date fair value of the PSUs awarded in 2022, 2021 and 2020 included: the closing price of a share of Healthpeak common stock on the grant date of $32.17, $30.94 and $37.31, respectively; expected share price volatility assumption of 38.9%, 39.1% and 20.0%, respectively; and a risk-free annual interest rate assumption of 1.8%, 0.2% and 1.4%, respectively. While the intended target-level values of the 2022 PSU awards generally are similar to the intended target-level values for the 2021 PSU awards, the Monte Carlo valuation for 2022 PSU is higher

than the Monte Carlo valuation for the 2021 PSU awards due, in part, to the higher common stock closing price on the 2022 grant date as compared to 2021 grant date. Under the terms of the PSU awards, between 0% and 200% of the target-level number of shares subject to the awards may vest based on performance for the applicable performance period. The following table presents the grant date fair values of PSUs (i) determined under the principles used to calculate the grant date fair value of equity awards for purposes of our consolidated financial statements using the Monte Carlo simulation, and (ii) assuming that the highest level of performance conditions would be achieved using our closing stock price on the grant date, without regard to the Monte Carlo simulation):

NAME	2022 ($)		2021 ($)		2020 ($)	
	GRANT DATE FAIR VALUE (BASED ON MONTE CARLO SIMULATION)	GRANT DATE FAIR VALUE (BASED ON MAXIMUM PERFORMANCE)	GRANT DATE FAIR VALUE (BASED ON MONTE CARLO SIMULATION)	GRANT DATE FAIR VALUE (BASED ON MAXIMUM PERFORMANCE)	GRANT DATE FAIR VALUE (BASED ON MONTE CARLO SIMULATION)	GRANT DATE FAIR VALUE (BASED ON MAXIMUM PERFORMANCE)
Scott M. Brinker	1,944,335	3,570,162	1,613,382	3,150,063	1,717,894	2,760,119
Peter A. Scott	1,241,818	2,280,210	983,412	1,920,075	1,414,862	1,920,047
Thomas M. Klaritch	980,384	1,800,169	921,960	1,800,089	1,120,353	1,800,058
Scott R. Bohn	277,832	510,152	—	—	—	—
Adam G. Mabry	—	—	—	—	—	—
Thomas M. Herzog	4,574,787	8,400,166	4,302,275	8,400,024	5,228,174	8,400,048
Troy E. McHenry	817,028	1,500,216	645,372	1,260,062	784,289	1,260,108

(2) As described under "—2022 NEO Compensation—Annual Cash Incentive Compensation" in our CD&A, each of our current NEOs received an annual cash incentive award for 2022 under the 2022 STIP, which, in each case, is reported in column (g). Reflects prorated target-level annual cash incentive for Mr. Herzog paid pursuant to his release agreement. Mr. McHenry forfeited his 2022 STIP in connection with his departure from the Company on November 1, 2022.

(3) The 2022 amounts reported in column (i) reflect a 401(k) Plan matching contribution of $12,200 made on behalf of each NEO in accordance with the terms of our 401(k) Plan. With respect to Mr. Herzog, also reflects $13,853,028 in severance payments as described under "Potential Payments upon a Termination or Change in Control—Severance Arrangements." With respect to Mr. McHenry, also reflects $2,000,000 pursuant to the terms of his negotiated release payment as described under "Potential Payments upon a Termination or Change in Control—Severance Arrangements."

(4) Represents Mr. Mabry's pre-promotion prorated bonus payable under our non-executive employee bonus program prior to his participation in the 2022 STIP.

Grants of Plan-Based Awards During 2022

The following table presents information regarding the incentive awards granted to our NEOs during 2022, in the manner and format required under applicable SEC rules.

		ESTIMATED FUTURE PAYMENTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYMENTS UNDER EQUITY INCENTIVE PLAN AWARDS			ALL OTHER AWARDS		
								STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[1]
NAME	GRANT DATE	THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
Scott M. Brinker — Annual Incentive	—	575,000	1,150,000	1,725,000	—	—	—	—	—	—
LTIP RSU	2/10/2022	—	—	—	—	—	—	36,993	—	1,190,065
LTIP PSU	2/10/2022	—	—	—	27,745	55,489	110,978	—	—	1,944,335
Peter A. Scott — Annual Incentive	—	500,000	1,000,000	1,500,000	—	—	—	—	—	—
LTIP RSU	2/10/2022	—	—	—	—	—	—	23,625	—	760,016
LTIP PSU	2/10/2022	—	—	—	17,720	35,440	70,880	—	—	1,241,818
Thomas M. Klaritch — Annual Incentive	—	450,000	900,000	1,350,000	—	—	—	—	—	—
LTIP RSU	2/10/2022	—	—	—	—	—	—	18,651	—	600,003
LTIP PSU	2/10/2022	—	—	—	13,990	27,979	55,958	—	—	980,384
Scott R. Bohn — Annual Incentive	—	221,443	442,885	664,328	—	—	—	—		
LTIP RSU	2/10/2022							5,286		170,051
LTIP PSU	2/10/2022				3,965	7,929	15,858			277,832
Retentive	4/28/2022							21,905		750,027
Retentive	10/26/2022							10,872		250,056
Adam G. Mabry — Annual Incentive	—	421,347	480,962	540,578						
LTIP RSU	2/10/2022							10,260		330,064
Retentive	10/26/2022							32,610		750,030
Retentive	10/26/2022							10,872		250,056
Thomas M. Herzog — Annual Incentive	—	1,150,000	2,300,000	3,450,000	—	—	—	—	—	—
LTIP RSU	2/10/2022	—	—	—	—	—	—	87,039	—	2,800,045
LTIP PSU	2/10/2022	—	—	—	65,280	130,559	261,118	—	—	4,574,787
Troy E. McHenry[2] — Annual Incentive	—	325,000	650,000	975,000	—	—	—	—	—	—
LTIP RSU	2/10/2022	—	—	—	—	—	—	15,543	—	500,018
LTIP PSU	2/10/2022	—	—	—	11,659	23,317	46,634	—	—	817,028

[1] The amounts reported in column (k) of the table above have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of our consolidated financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in column (k), see the discussion of stock awards contained in Note 15—Compensation Plans to Healthpeak's Consolidated Financial Statements, included in our Annual Report, and footnote (1) to the Summary Compensation Table above.

[2] Mr. McHenry forfeited all his outstanding equity awards in connection with his departure from the Company on November 1, 2022.

Description of Plan-Based Awards

2014 Plan

All 2022 awards reported in the above table were granted under, and are subject to, the 2014 Plan, which was approved by our stockholders on May 1, 2014, as amended from time to time. The Compensation Committee administers the 2014 Plan and has the authority to interpret its provisions and make all required determinations thereunder.

Non-Equity Incentive Plan Awards

Our NEOs' 2022 non-equity (cash) incentive awards reported in the above table are described under "2022 NEO Compensation—Annual Cash Incentive Compensation" in our CD&A.

Equity Incentive Awards

The Grants of Plan-Based Awards During 2022 table above reflects the PSU and RSU awards granted to our eligible NEOs, as described under "2022 NEO Compensation—Long-Term Equity Incentive Compensation" in our CD&A. Each PSU and RSU represents a contractual right to receive one share of our common stock, subject to the applicable time-based and performance-based vesting requirements.

2022 3-Year TSR-Based LTIP PSUs

The PSUs granted in respect of the 2022 3-Year LTIP cliff vest, if at all, subject to the achievement of performance criteria (based on forward-looking relative TSR) over a performance period from January 1, 2022, through December 31, 2024, subject to a 1-year post-vesting holding requirement to promote retention and further align executives' long-term interests with those of our stockholders. This 1-year holding requirement will lapse upon death or disability. If the employment of an NEO terminates due to death or disability or if Healthpeak terminates an NEO without cause, the NEO's PSUs will remain outstanding during the performance period and the eligible NEO will receive the number of units earned, if any, had the NEO remained employed with the Company until the end of the performance period. For each NEO, if there is a change in control of Healthpeak during the performance period, the performance period for the PSUs will be shortened and performance will be determined based on such shortened period and the number of PSUs deemed to have vested based on such shortened period will accelerate and vest in connection with the change in control.

2022 Retentive LTIP RSUs

RSUs granted in respect of the annual 2022 Retentive LTIP vest in equal installments on the first, second and third anniversaries of the grant date, subject to a performance hurdle related to Normalized FFO per share for the 2022 performance period of $1.25, which was exceeded. The awards are also subject to a 1-year post-vesting holding requirement to promote retention and further align executives' long-term interests with those of our stockholders. This 1-year holding requirement will lapse upon death or disability. If an NEO's employment terminates due to death or disability, if Healthpeak terminates an NEO without cause (whether before or after a change in control of Healthpeak), or if an NEO terminates employment for good reason following a change in control of Healthpeak, the NEO's RSUs will fully vest as of the severance date. If a change in control of Healthpeak occurs and outstanding equity awards are to be terminated in connection with the transaction and not assumed or continued by an acquiring entity, then the outstanding RSUs will fully vest in connection with such change in control. Please also see the description under "2022 NEO Compensation—Long-Term Equity Incentive Compensation" with respect to promotion Retentive LTIP awards granted to Messrs. Bohn and Mabry with a Normalized FFO per share hurdle of $1.60, and which vest over six years and three years.

Other Terms

Vested RSUs and PSUs are payable in an equal number of shares of our common stock. Payment will generally be made as the units vest. The NEO does not have the right to vote or dispose of the units, but does have the right to receive dividend equivalents in the form of cash payments based on the amount of dividends paid by Healthpeak during the term of the award on a number of shares equal to the number of outstanding and unpaid units then subject to the award. Such payments are made concurrently with the related dividends paid to our stockholders. However, dividend equivalents that would otherwise be paid during the applicable performance period with respect to the 2022 3-Year TSR-Based LTIP PSUs will instead accrue and be paid at the end of the performance period based on the number of units actually earned if the related threshold performance requirement for the award is satisfied (and forfeited in whole if the related threshold performance goal is not satisfied).

Outstanding Equity Awards at December 31, 2022

The following table presents, in the manner and format required under applicable SEC rules, information regarding the outstanding equity awards held by each of our NEOs at December 31, 2022. Mr. McHenry forfeited all outstanding equity awards in connection with his departure from the Company on November 1, 2022.

		OPTION AWARDS				STOCK AWARDS			
NAME	AWARD GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[1]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[1]
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Scott M. Brinker	2/10/2022	—	—	—	—	36,993[2]	927,415	—	—
	2/10/2022	—	—	—	—	—	—	110,978[3]	2,782,218
	2/12/2021	—	—	—	—	22,626[4]	567,234	—	—
	2/12/2021	—	—	—	—	—	—	33,937[5]	850,801
	2/12/2021	—	—	—	—	—	—	8,485[6]	212,706
	2/14/2020	—	—	—	—	8,220[7]	206,075	—	—
	2/14/2020	—	—	—	—	—	—	34,202[8]	857,445
	2/14/2020	—	—	—	—	—	—	6,165[9]	154,557
	3/1/2018	—	—	—		91,200[10]	2,286,384	—	—
Peter A. Scott	2/10/2022	—	—	—	—	23,625[2]	592,279	—	—
	2/10/2022	—	—	—	—	—	—	70,880[3]	1,776,962
	2/12/2021	—	—	—	—	13,792[4]	345,765	—	—
	2/12/2021	—	—	—	—	—	—	20,686[5]	518,598
	2/12/2021	—	—	—	—	—	—	5,172[6]	129,650
	2/14/2020	—	—	—	—	5,718[7]	143,350	—	—
	2/14/2020	—	—	—	—	—	—	23,793[8]	596,480
	2/14/2020	—	—	—	—	—	—	4,289[9]	107,513
	5/15/2017	—	—	—	—	16,078[11]	403,075	—	—
Thomas M. Klaritch	2/10/2022	—	—	—	—	18,651[2]	467,581	—	—
	2/10/2022	—	—	—	—	—	—	55,958[3]	1,402,867
	2/12/2021	—	—	—	—	12,930[4]	324,155	—	—
	2/12/2021	—	—	—	—	—	—	19,393[5]	486,183
	2/12/2021	—	—	—	—	—	—	4,849[6]	121,552
	2/14/2020	—	—	—	—	5,361[7]	134,400	—	—
	2/14/2020	—	—	—	—	—	—	22,306[8]	559,205
	2/14/2020	—	—	—	—	—	—	4,021[9]	100,794
	2/3/2014	31,759	—	33.79	2/3/2024	—	—	—	—
	1/28/2013	18,293	—	40.83	1/28/2023	—	—	—	—

		OPTION AWARDS				STOCK AWARDS			
NAME	AWARD GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[1]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[1]
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Scott R. Bohn	10/26/2022	—	—	—	—	10,872[12]	272,561	—	—
	4/28/2022	—	—	—	—	21,905[13]	549,158	—	—
	2/10/2022	—	—	—	—	5,286[2]	132,520	—	—
	2/10/2022	—	—	—	—	—	—	15,858[3]	397,560
	2/12/2021	—	—	—	—	8,796[4]	220,516	—	—
	2/14/2020	—	—	—	—	1,653[7]	41,441	—	—
	2/3/2014	1,814	—	33.79	2/3/2024	—	—	—	—
Adam G. Mabry	10/26/2022	—	—	—	—	32,610[14]	817,533	—	—
	10/26/2022	—	—	—	—	10,872[15]	272,561	—	—
	2/10/2022	—	—	—	—	10,260[2]	257,218	—	—
	2/12/2021	—	—	—	—	5,658[4]	141,846	—	—
	2/14/2021	—	—	—	—	2,234[7]	56,006	—	—
Thomas M. Herzog	2/10/2022	—	—	—	—	87,039[2]	2,182,068	—	—
	2/10/2022	—	—	—	—	—	—	261,118[3]	6,546,228
	2/12/2021	—	—	—	—	60,332[4]	1,512,523	—	—
	2/12/2021	—	—	—	—	—	—	90,498[5]	567,196
	2/12/2021	—	—	—	—	—	—	22,625[6]	567,196
	2/14/2020	—	—	—	—	25,016[7]	627,151	—	—
	2/14/2020	—	—	—	—	—	—	104,090[8]	2,609,541
	2/14/2020	—	—	—	—	—	—	18,762[9]	470,363

[1] The number of shares or units reported in column (f) reflect time-vested RSU awards, while the number of units or shares reported in column (h) reflect PSUs, assuming threshold payout level (50%), target payout level (100%) or high (maximum) payout level (200%), based on how the performance of each such award was tracking as of December 31, 2022. For awards granted in 2020, reflects the actual payout level for such PSUs determined after the end of the 2022 fiscal year. Please see the footnotes below for additional details. The dollar amounts shown in columns (g) and (i) are determined by multiplying the number of shares or units reported in columns (f) or (h), respectively, by $25.07 (the closing price of our common stock on the last trading day of 2022).

[2] The unvested portions of this award are scheduled to vest in three equal installments on February 10, 2023, 2024 and 2025.

[3] Subject to the satisfaction of applicable performance criteria, the unvested portion of this award is scheduled to vest upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2024. The number of shares reported is based on the achievement at the high (maximum) payout level (200%), based on performance tracking at an above-target payout level as of December 31, 2022.

[4] The unvested portions of this award are scheduled to vest in two equal installments on February 12, 2023 and 2024.

[5] Subject to the satisfaction of applicable performance criteria, the unvested portion of this award is scheduled to vest upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2023. The number of shares reported is based on the achievement at the target payout level (100%), based on performance tracking between the threshold and target payout levels as of December 31, 2022.

[6] Subject to the satisfaction of applicable performance criteria, the unvested portion of this award is scheduled to vest upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2023. The number of shares reported is based on the achievement at the threshold payout level (50%), based on performance tracking below the threshold payout level as of December 31, 2022.

[7] The unvested portion of this award vested on February 14, 2023.

[8] The unvested portion of this award vested upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2022. The number of shares reported is based on actual performance for the performance period. For additional information on the actual performance and payout of the award, please see the "Compensation Discussion and Analysis" section.

[9] The unvested portion of this award vested upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2022. The number of shares reported is based on actual performance for the performance period. For additional information on the actual performance and payout of the award, please see the "Compensation Discussion and Analysis" section.

[10] The unvested portions of this award are scheduled to vest in two equal installments on March 1, 2023 and 2024.

[11] The unvested portion of this award is scheduled to vest in one installment on May 15, 2023.

[12] The unvested portions of this award are scheduled to vest in three equal installments on April 28, 2023, 2024 and 2025.

[13] The unvested portions of this award are scheduled to vest in five equal installments on April 28, 2024, 2025, 2026, 2027 and 2028.

[14] The unvested portions of this award are scheduled to vest in five equal installments on October 26, 2024, 2025, 2026, 2027 and 2028.

[15] The unvested portions of this award are scheduled to vest in three equal installments on October 26, 2023, 2024 and 2025.

Option Exercises and Stock Vested During 2022

The following table presents information regarding the exercise of stock options by NEOs during 2022 and the vesting of other stock awards during 2022.

	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[1]
NAME				
(a)	(b)	(c)	(d)	(e)
Scott M. Brinker	—	—	127,908	4,170,780
Peter A. Scott	—	—	82,501	2,723,249
Thomas M. Klaritch	—	—	65,635	2,214,177
Scott R. Bohn	—	—	7,673	247,599
Adam G. Mabry	—	—	6,901	222,237
Thomas M. Herzog	—	—	252,472	8,500,007
Troy E. McHenry	—	—	49,342	1,584,504

[1] The dollar amount shown in column (e) above for stock awards is determined by multiplying the number of shares or units, as applicable, that vested by the per share closing price of Healthpeak common stock on the vesting date (or if the vesting date is not a trading day, the most recent trading day prior to the vesting date). To the extent the named individual did not immediately sell the shares upon vesting, the values reported in the table above would not represent the actual cash value that may be realized by such individual upon the disposition of the vested shares.

Potential Payments Upon a Termination or Change in Control

The following section describes the benefits that may become payable to our NEOs in connection with a termination of their employment with Healthpeak and/or a change in control of Healthpeak. You should read this section in combination with "Description of Plan-Based Awards—Equity Incentive Awards" above, which describes the treatment of outstanding equity-based awards held by our NEOs upon a termination or change in control of Healthpeak.

Severance Plans

Executive Severance Plan

We provide competitive severance benefits to attract and retain key employees with outstanding talent and ability. The Compensation Committee determined that the adoption of the Executive Severance Plan ("Severance Plan") in lieu of entering into individual employment agreements with our executives was consistent with compensation best practices. Severance benefits are appropriate in light of severance protections available to executives at our peer group companies and are an important component of each executive's overall compensation as they help us to attract and retain our key executives who could have other job alternatives that may appear to them to be more attractive absent these protections. See "Compensation Policies and Practices—Policy Regarding Executive Employment Agreements" in our CD&A.

The Severance Plan is intended to provide severance benefits to employees who are selected by the Compensation Committee to participate, including each NEO, upon a termination of employment by us without "cause" or by the NEO for "good reason" (each as defined in the Severance Plan, as such definitions may be amended from time to time) other than in circumstances in which the participant would receive benefits under the CIC Plan (described under "—Executive Change in Control Severance Plan" below), as set forth below. An NEO's right to receive benefits under the Severance Plan is subject to his or her execution of a general release of claims against us, and his or her agreement to post-termination confidentiality, non-solicitation and non-competition restrictive covenants, as applicable. Payments (or benefits payable) to an NEO under the Severance Plan will, to the extent applicable, either be reduced to avoid excise taxes under Sections 280G and 4999 of the Code or be paid in full (with the NEO paying any such excise taxes), whichever option places the NEO in the best after-tax position.

SEVERANCE BENEFIT	AMOUNT
Cash Severance Installment Payments	Three times for CEO (two times for all other NEOs) the sum of: • Base salary, *plus* greater of target-level or prior year's annual cash incentive award for the year of termination
Lump Sum of Estimated Cost of Healthcare Coverage	Cash payment in lieu of COBRA premiums for: • Three years for CEO • Two years for all other NEOs
Annual Cash Incentive Award	Prorated annual incentive award, payable based on actual performance at time award would have been paid if NEO had not terminated employment, with the individual performance portion to be not less than the target level
Service-Based Equity Awards	• Stock options fully vested and remain exercisable for two years • RSU awards continue to vest according to their terms for 24 months, after which any remaining unvested portion will become fully vested
Performance-Based Equity Awards	Continue vesting in accordance with their terms with respect to the performance requirements

Executive Change in Control Severance Plan

All of our current officers are participants in the CIC Plan. Under the CIC Plan, if a change in control of Healthpeak occurs during the term of the CIC Plan and a participant's employment with Healthpeak is terminated by Healthpeak without cause or by the participant for good reason within the two-year period following the change in control, the participant will generally be entitled to receive the following benefits:

SEVERANCE BENEFIT	AMOUNT
Lump Sum Cash Severance Payment	Three times for CEO (two and a half times for all other NEOs) the sum of: • Base salary, *plus* the greater of target-level or prior year's annual cash incentive award for the year of termination
Lump Sum of Estimated Cost of Healthcare Coverage	Cash payment in lieu of COBRA premiums for: • Three years for CEO • Two and a half years for all other NEOs
Annual Cash Incentive Award	Prorated annual incentive award based on the greater of target-level or prior year's payment
Retirement Plan Benefits	• Full vesting of any non-qualified retirement plan benefits • Cash payment equal to unvested benefits under 401(k) Plan
Service-Based Equity Awards	Full vesting; options remain exercisable for two years
Performance-Based Equity Awards	Continue vesting in accordance with their terms with respect to the performance requirements, unless otherwise noted in the award agreement as described below under "Change-in-Control Benefits (Assuming No Employment Termination)"

For these purposes, the terms "cause," "good reason" and "change in control" are each defined in the CIC Plan, as such definitions may be amended from time to time.

A participant's right to receive benefits under the CIC Plan is subject to the execution of a release of claims in favor of Healthpeak upon the termination of the participant's employment. Participants are also subject to an indefinite confidentiality covenant and 12-month post-termination non-solicitation and non-competition restrictive covenants under the CIC Plan, as applicable. Participants in the CIC Plan are not entitled to tax gross-ups under the CIC Plan or any other agreement with the Company.

Estimated Severance and Change-in-Control Benefits

Severance Benefits (No Change in Control)

The following table presents our estimate of the amount of the benefits to which the NEOs would have been entitled had their employment terminated under the indicated circumstances pursuant to the terms of the Severance Plan on December 31, 2022. The chart assumes that the executive would not be entitled to receive the benefits provided under the CIC Plan in connection with such a termination of employment.

NAME	TERMINATION BY HEALTHPEAK WITHOUT CAUSE				TERMINATION DUE TO EXECUTIVE'S DEATH OR DISABILITY			
	CASH SEVERANCE ($)[1]	CONTINUATION OF HEALTH/ LIFE BENEFITS ($)[2]	EQUITY ACCELERATION ($)[3]	TOTAL ($)	CASH SEVERANCE ($)	CONTINUATION OF HEALTH BENEFITS ($)[2]	EQUITY ACCELERATION ($)[3]	TOTAL ($)
Scott M. Brinker	9,085,485	115,519	7,581,745	16,782,749	—	—	7,581,745	7,581,745
Peter A. Scott	5,743,900	49,371	3,795,924	9,589,195	—	—	3,795,924	3,795,924
Thomas M. Klaritch	5,199,510	35,352	2,961,619	8,196,481	—	—	2,961,619	2,961,619
Scott R. Bohn	2,639,481	77,013	1,414,976	4,131,470	—	—	1,414,976	1,414,976
Adam G. Mabry	2,533,888	54,511	1,545,164	4,133,563	—	—	1,545,164	1,545,164

[1] As described above under "—Severance Plans—Executive Severance Plan" and as quantified in this column, the Severance Plan provides for a cash severance payment in the event of a qualifying termination of employment based on a multiple of base salary and annual bonus. For purposes of the Severance Plan, the annual bonus component of the severance payment is based on the greater of such individual's target-level bonus amount in effect on the date of termination or prior year's bonus amount. Additionally, the Severance Plan provides for the payment of a pro-rated annual cash incentive amount for the year of termination, which, assuming a termination on December 31, 2022, would have resulted in the following awards (based on actual performance for the performance period): Mr. Brinker, $1,660,485; Mr. Scott, $1,443,900; Mr. Klaritch, $1,299,510; Mr. Bohn, $639,481; and Mr. Mabry, $533,888.

[2] These amounts represent the amounts that would be paid to the individual for the estimated aggregate cost of the premiums that would be charged to each individual to continue health coverage pursuant to COBRA for such individual and his eligible dependents (to the extent that such dependents were receiving health benefits prior to the individual's termination date) for the period of coverage set forth above.

[3] These columns report the intrinsic value of the unvested portions of the executive's equity awards that would accelerate in the circumstances described above. For RSU awards, this value is calculated by multiplying $25.07 (the closing price of our common stock on the last trading day of 2022) by the number of units subject to the portion of the award that would have accelerated. We have included the value related to accelerated vesting of awards in the table above assuming the performance-based vesting requirements were satisfied at target levels. Note that the equity awards granted in 2020–2022 do not include provisions for accelerated vesting on the executive's retirement.

Release Agreement with Mr. Herzog under Severance Plan

On October 6, 2022, Mr. Herzog and the Company mutually agreed that he would step down from his position as Chief Executive Officer and director in connection with an involuntary termination of his employment without "cause" under our Severance Plan. We did not pay Mr. Herzog any additional amounts beyond what we were obligated to pay pursuant to the terms of our Severance Plan. Mr. Herzog executed a separation and release agreement that provided for the following severance benefits contractually due under the Severance Plan, subject to Mr. Herzog's compliance with restrictive covenants set forth in the release agreement: (1) cash severance of $13.8 million to be paid over three years; (2) prorated 2022 STIP award of $2,186,878; and (3) cash payment of $53,028 in lieu of continuation of healthcare benefits for three years. In accordance with the terms of the Severance Plan, Mr. Herzog also received continued vesting of his outstanding time-based restricted stock units in accordance with their terms for 24 months following separation, after which any remaining unvested portion of such restricted stock units will fully vest, and continued vesting of Mr. Herzog's outstanding performance-based restricted stock units in accordance with their terms with respect to the applicable performance requirements.

Release Agreement with Mr. McHenry

On November 1, 2022, Mr. McHenry and the Company mutually agreed that he would step down from his position as Chief Legal Officer and General Counsel. As a result of this separation, Mr. McHenry was not eligible to receive severance benefits under our Severance Plan. In connection with Mr. McHenry's separation, we agreed to pay Mr. McHenry an amount in cash equal to $2 million in exchange for his execution of a release agreement, subject to his compliance with restrictive covenants set forth in the release agreement. Mr. McHenry agreed to forfeit his unpaid 2022 STIP award and all of his unvested LTIP awards that were outstanding on his separation date.

Change-in-Control Benefits (Assuming No Employment Termination)

As described above under "Description of Plan-Based Awards—2022 3-Year LTIP PSUs," if we undergo a change in control during the performance period applicable to outstanding PSUs granted to the NEOs, the performance period for such PSUs will be shortened and performance will be determined based on the shortened period. The number of PSUs deemed to have vested based on the shortened period will accelerate and vest in connection with the change in control. In this scenario, the PSUs would vest without regard to whether the NEO terminates employment in connection with the change in control. Upon a change in control of Healthpeak, RSUs held by NEOs would continue to be subject to service-based vesting in accordance with the terms of the awards and would only accelerate upon a termination of an NEO's employment as described under "Change-in-Control Severance Benefits in Connection with Employment Termination" below.

Assuming that a change in control of Healthpeak occurred on December 31, 2022, the values of the unvested portions of the PSUs held by each NEO that would have accelerated in connection with such change in control (calculated using a price per share of $25.07, which is the closing price of our common stock on the last trading day of 2022) are as follows: (1) $3,594,637 for Mr. Brinker; (2) $2,311,454 for Mr. Scott; (3) $2,035,483 for Mr. Klaritch; and (4) $198,780 for Mr. Bohn. Mr. Mabry did not hold unvested PSUs as of December 31, 2022.

Change-in-Control Severance Benefits in Connection with Employment Termination

The following table presents our estimate of the benefits to which each of the NEOs would have been entitled had a change in control of the Company occurred on December 31, 2022, and the executive's employment with us had terminated under the circumstances described above on such date (before any excise-tax reduction under our CIC Plan described above or under the executive's applicable equity award agreement).

NAME	CASH SEVERANCE ($)[1]	CONTINUATION OF HEALTH/LIFE BENEFITS ($)[2]	EQUITY ACCELERATION ($)[3]	TOTAL ($)
Scott M. Brinker	9,085,485	115,519	3,987,108	13,188,112
Peter A. Scott	6,818,900	61,713	1,484,470	8,365,083
Thomas M. Klaritch	6,174,510	44,190	926,136	7,144,836
Scott R. Bohn	3,139,481	96,266	1,216,196	4,451,943
Adam G. Mabry	3,033,888	68,139	1,545,164	4,647,192

[1] As described above under "—Severance Plans—Executive Change in Control Severance Plan" and as quantified in this column, the CIC Plan provides for a cash severance payment in the event of a qualifying termination of employment. Additionally, the CIC Plan provides for the payment of a pro-rated annual cash incentive amount for the year of termination, which, assuming a termination on December 31, 2022, would have resulted in the following awards (based on actual performance for the performance period): Mr. Brinker, $1,660,485; Mr. Scott, $1,443,900; Mr. Klaritch, $1,299,510; Mr. Bohn, $639,481; and Mr. Mabry, $533,888.

[2] These amounts represent the amounts that would be paid to the individual for the estimated aggregate cost of the premiums that would be charged to each individual to continue health coverage pursuant to COBRA for such individual and his eligible dependents (to the extent that such dependents were receiving health benefits prior to the individual's termination date) for the period of coverage set forth above.

[3] See footnote (3) to the preceding table under "—Severance Benefits" for the manner of calculating equity acceleration value. All outstanding RSUs held by an NEO as of December 31, 2022, would accelerate upon a termination of the NEO's employment by the Company without cause or by the NEO for good reason upon or following a change in control of Healthpeak. See PSU values (disclosed under "Change-in-Control Benefits (Assuming no Employment Termination)") that would vest on a change in control regardless of whether the NEO terminates employment.

Pay Ratio

The following pay ratio and supporting information compares the annual total compensation of our President and CEO and the annual total compensation of our employees other than our President and CEO, as required by Section 953(b) of the Dodd-Frank Act. The pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2022, our last completed fiscal year:

- The annual total compensation of our median employee was $195,572; and
- The annual total compensation of our President and CEO, as reported in the Summary Compensation Table, was $5,557,084.

Based on the foregoing, the estimated ratio of the annual total compensation of our President and CEO to the annual total compensation of our median employee was approximately 28:1. To determine the pay ratio, we took the steps outlined below.

- We determined that as of December 31, 2022, our employee population (excluding our President and CEO) consisted of 209 individuals, all of whom were located in the United States. This population consists of our full-time and temporary employees. We did not have any seasonal employees. We excluded independent contractors, as well as interns and employees who terminated employment prior to December 31, 2022.
- To identify the median employee, we computed each employee's annual compensation consisting of annual base salary as well as all cash bonuses and the grant date value of equity awards granted during the year, as applicable. For these purposes, we annualized the base salary and cash bonuses of employees who did not work for us for the entire year, other than temporary employees. We did not make any cost of living adjustments.
- Once we identified our median employee, we calculated that employee's annual total compensation for 2022 in accordance with the requirements of the SEC's rules for calculating the "total" compensation of each of our NEOs for 2022 for purposes of the Summary Compensation Table above. With respect to our CEO, we used the amount reported as total compensation in the Summary Compensation Table. Any adjustments, estimates and assumptions used to calculate our CEO's total annual compensation are described in the footnotes to the Summary Compensation Table.

This pay ratio is an estimate calculated in a manner consistent with SEC rules based on the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, apply certain exclusions and make reasonable estimates and assumptions. As such, the pay ratio reported by other companies may not be comparable to our pay ratio, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay-Versus-Performance Table

The following summarizes the relationship between our CEO's, and our other Named Executive Officers', total compensation paid and our financial performance for the fiscal years shown in the table (in this discussion, our CEO is also referred to as our principal executive officer or "PEO", and our Named Executive Officers other than our CEO are referred to as our "Non-PEO NEOs").

YEAR	SUMMARY COMP. TABLE TOTAL FOR CEO (MR. HERZOG)[1][2]	COMP. ACTUALLY PAID TO CEO (MR. HERZOG)[3]	SUMMARY COMP. TABLE TOTAL FOR CEO (MR. BRINKER)[1][2]	COMP. ACTUALLY PAID TO CEO (MR. BRINKER)[3]	AVERAGE SUMMARY COMP. TABLE TOTAL PAID TO NON-PEO NEOs[1][2]	AVERAGE COMP. ACTUALLY PAID TO NON-PEO NEOs[3]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:		NET INCOME (IN MILLIONS)[5]	NORMALIZED FFO PER SHARE[6]
							HEALTHPEAK TOTAL STOCKHOLDER RETURN[4]	PEER TOTAL STOCKHOLDER RETURN[4]		
2022	$ 24,308,605	$19,911,300	$5,557,084	$2,901,565	$3,267,762	$1,959,250	$ 82.79	$100.62	$ 516.4	$1.73
2021	$ 11,713,883	$17,397,357	$ —	$ —	$3,767,688	$5,579,450	$114.23	$134.06	$ 525.9	$1.60
2020	$ 11,374,615	$10,106,805	$ —	$ —	$3,389,595	$2,905,009	$ 92.31	$ 94.88	$ 428.3	$1.60

[1] In accordance with applicable SEC rules, since Mr. Herzog and Mr. Brinker each served as CEO during 2022, they are each included in the table above and the footnotes that follow the table as a CEO. For each of 2020 and 2021, our Non-PEO NEOs were Messrs. Brinker, Scott, Klaritch and McHenry. For 2022, our Non-PEO NEOs were Messrs. Scott, Klaritch, Bohn, Mabry and McHenry.

Executive Compensation Tables

(2) See the Summary Compensation Table above for detail on the Summary Compensation Table total compensation for each CEO for each fiscal year covered in the table. The average compensation for the Non-PEO NEOs for 2022 was calculated from the Summary Compensation Table above. The average compensation for the Non-PEO NEOs for each of 2021 and 2020 was calculated from the Summary Compensation Table as disclosed in our Proxy Statement filed with the SEC in calendar year 2022 or 2021, respectively.

(3) For purposes of this table, the compensation actually paid (also referred to as "CAP") to each of our NEOs (including, for purposes of this table, former executive officers who are included in the Non-PEO NEO group for 2020 and 2021) means each NEO's total compensation as reflected in the Summary Compensation Table for the applicable fiscal year and adjusted for the following:

- Less the amounts reported in the "Stock Awards" columns of the Summary Compensation Table for the applicable fiscal year based on the grant date fair value of such awards;
- Plus the fiscal year-end value of Healthpeak stock awards granted in the covered fiscal year that were outstanding and unvested at the end of the covered fiscal year;
- Plus/(less) the change in value as of the end of the covered fiscal year as compared to the value at the end of the prior fiscal year for Healthpeak stock awards that were granted in prior fiscal years and were outstanding and unvested at the end of the covered fiscal year;
- Plus the vesting date value of Healthpeak stock awards that were granted and vested during the same covered fiscal year;
- Plus/(less) the change in value as of the vesting date as compared to the value at the end of the prior fiscal year for Healthpeak stock awards that were granted in prior fiscal years and vested in the covered fiscal year;
- Less, as to any Healthpeak stock awards that were granted in prior fiscal years that were forfeited during the covered fiscal year, the value of such awards as of the end of the prior fiscal year; and
- Plus the dollar value of any dividends or other earnings paid during the covered fiscal year on outstanding and unvested Healthpeak stock awards to the extent not reflected in the grant date fair values of the awards.

No stock options were granted, and no unvested stock options were outstanding, during the applicable fiscal years. There were no material modifications to any stock awards during the applicable fiscal years.

In making each of these adjustments, the "value" of a stock award is the fair value of the award on the applicable date determined in accordance with FASB ASC Topic 718 using the valuation assumptions we then used to calculate the fair value of our equity awards. For more information on the valuation of our equity awards, please see the notes to our financial statements that appear in our Annual Report on Form 10-K each fiscal year and the footnotes to the Summary Compensation Table that appears in our annual Proxy Statement.

The table above reflects the CAP (determined as noted above) for each CEO and, for our Non-PEO NEOs, the average of the CAPs determined for the Non-PEO NEOs for each of the fiscal years shown in the table.

The following table provides a reconciliation of the Summary Compensation Table Total to Compensation Actually Paid for Mr. Herzog.

Reconciliation of Summary Compensation Table Total to Compensation Actually Paid for CEO (Mr. Herzog)	Fiscal Year 2022 ($)	Fiscal Year 2021 ($)	Fiscal Year 2020 ($)
Summary Compensation Table Total	**24,308,605**	**11,713,883**	**11,374,615**
Grant Date Fair Value of Stock Awards Granted in Fiscal Year	(7,374,832)	(7,102,283)	(8,028,215)
Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year	5,979,535	8,283,835	6,554,530
Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years	(3,306,057)	3,328,563	(1,534,844)
Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	685,203	751,962	1,068,838
Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(611,707)	224,226	450,019
Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—
Dividends Paid on Outstanding and Unvested Stock Awards	230,553	197,171	221,862
Compensation Actually Paid	**19,911,300**	**17,397,357**	**10,106,805**

The following table provides a reconciliation of the Summary Compensation Table Total to Compensation Actually Paid for Mr. Brinker.

Reconciliation of Summary Compensation Table Total to Compensation Actually Paid for CEO (Mr. Brinker)	Fiscal Year 2022 ($)	Fiscal Year 2021 ($)	Fiscal Year 2020 ($)
Summary Compensation Table Total	**5,557,084**	**—**	**—**
Grant Date Fair Value of Stock Awards Granted in Fiscal Year	(3,134,399)	—	—
Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year	2,541,379	—	—
Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years	(2,232,034)	—	—
Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	402,297	—	—
Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(445,419)	—	—
Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—
Dividends Paid on Outstanding and Unvested Stock Awards	212,657	—	—
Compensation Actually Paid	**2,901,565**	**—**	**—**

The following table provides a reconciliation of the average of the Summary Compensation Table Total for the Non-PEO NEOs for a fiscal year to the average of the Compensation Actually Paid for the Non-PEO NEOs for that fiscal year.

Reconciliation of Average Summary Compensation Table Total to Average Compensation Actually Paid for Non-PEO NEOs	Fiscal Year 2022 ($)	Fiscal Year 2021 ($)	Fiscal Year 2020 ($)
Summary Compensation Table Total	**3,267,762**	**3,767,688**	**3,389,595**
Grant Date Fair Value of Stock Awards Granted in Fiscal Year	(1,535,477)	(1,718,594)	(1,849,445)
Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year	1,087,331	2,004,500	1,509,955
Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years	(368,699)	1,104,314	(640,251)
Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	103,198	249,639	354,058
Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(132,238)	59,047	(17,412)
Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	(516,184)	—	—
Dividends Paid on Outstanding and Unvested Stock Awards	53,557	112,856	158,509
Compensation Actually Paid	**1,959,250**	**5,579,450**	**2,905,009**

(4) Healthpeak TSR represents cumulative total stockholder return on a fixed investment of $100 in our common stock for the period beginning on the last trading day of 2019 through the end of the applicable fiscal year, and is calculated assuming the reinvestment of dividends before consideration of income taxes. Peer total stockholder return represents cumulative total stockholder return on a fixed investment of $100 in the Equity REIT Index of Nareit for the period beginning on the last trading day of 2019 through the end of the applicable fiscal year, and is calculated assuming the reinvestment of dividends before consideration of income taxes. The following chart illustrates our TSR for each of the last three fiscal years against our TSR and the TSR for the Equity REIT Index of Nareit (each calculated as described above) over that period of time.



The following chart illustrates the CAP for each CEO and the average CAP for our Non-PEO NEOs for each of the last three fiscal years against our TSR and the TSR for the Equity REIT Index of Nareit (each calculated as described above) over that period of time.



(5) This column shows Healthpeak's net income for each fiscal year covered by the table. The following chart illustrates the CAP for each CEO and the average CAP for our Non-PEO NEOs for each of the last three fiscal years against our net income for each of those years.



(6) This column shows Healthpeak's Normalized FFO per share for each fiscal year covered by the table. We consider Normalized FFO per share to be a key metric in our executive compensation program, used in our 2022 STIP and in certain of our LTIP awards. See the Compensation Discussion and Analysis section of this proxy statement for more information regarding the use of this performance measure in our executive compensation program. The following chart illustrates the CAP for each CEO and the average CAP for our Non-PEO NEOs for each of the last three fiscal years against our Normalized FFO per share for each of those years.



Following is an unranked list of our financial performance measures we consider most important in linking the compensation actually paid to our NEOs for 2022 with our performance.

- Normalized FFO per share (used in our 2022 STIP and Retentive LTIP awards)
- Net Debt to Adjusted EBITDAre (used in our 2022 STIP)
- Relative TSR (used in our 3-Year Performance-Based LTIP awards)

In addition to the financial performance measures listed above, we view our stock price, upon which the value of all of our LTIP awards is dependent, as a key performance-based component of our executive compensation program in order to further align the interests of our senior management team with the interests of our stockholders.

PROPOSAL 04

Approval of the Healthpeak Properties, Inc. 2023 Performance Incentive Plan



EMERGENCY
EMERGENCY
AMBULANCE

LONE STAR
DRAPER, UT
MEDICAL OFFICE



FOR	**Our Board recommends a vote FOR approval of the 2023 Performance Incentive Plan**

General

At the Annual Meeting, stockholders will be asked to approve the Healthpeak Properties, Inc. 2023 Performance Incentive Plan (the "2023 Plan"), which was adopted, subject to stockholder approval, by the Board on February 2, 2023. We believe that incentive-driven and performance-based compensation focuses employees on our objective of creating long-term stockholder value, and that compensation plans like the 2023 Plan are an important attraction, retention and motivation tool for its participants.

Accordingly, performance-based incentive compensation constitutes one of the key objectives of our compensation practice. STIP and LTIP compensation are each determined based on objective Company performance metrics and individualized objectives, the latter of which include both specified quantitative Company performance metrics and qualitative individual performance goals, as described above. Our LTIP is divided between a time-vested retentive component and a forward-looking, 3-year performance-based component that directly measures Healthpeak's performance against relative total stockholder return (TSR).

We currently maintain the Healthpeak Properties, Inc. 2014 Performance Incentive Plan, or the 2014 Plan. As of March 1, 2023, a total of 2,804,712 shares of our common stock were then subject to outstanding awards granted under the 2014 Plan and an additional 26,481,407 shares of our common stock were then available for new award grants under the 2014 Plan. Our authority to grant new awards under the 2014 Plan will expire on January 30, 2024. In light of the pending expiration of the 2014 Plan, which is the only plan under which we may currently grant awards, our Board approved the 2023 Plan so that we can continue to grant equity-based awards as part of our executive and non-executive compensation programs.

If stockholders approve the 2023 Plan, no new awards will be granted under the 2014 Plan.

Voting Standard

This proposal to approve the 2023 Plan requires the affirmative vote of a majority of votes cast on the proposal at the Annual Meeting.

Historical Annual Share Usage and Potential Dilution

While the use of equity is an important part of our compensation, we are mindful of our responsibility to our stockholders in exercising judgment in the granting of equity awards. The following information is intended to help stockholders assess the potential dilutive impact of our equity awards and the proposed 2023 Plan.

Our overhang (the sum of shares subject to outstanding options and full-value awards plus shares available for grant, as a percentage of the sum of common shares outstanding plus shares subject to outstanding options and full-value awards plus shares available for grant) was 0.4% as of December 31, 2022, which includes 306,356 outstanding stock options granted under our historical 2006 Performance Incentive Plan (the "2006 Plan"), which has expired. If the 2023 Plan is approved by our stockholders, the maximum overhang would be 0.5% (based on 230,328 outstanding options and 2,804,712 outstanding full-value awards (including vested restricted stock units and dividend equivalents that are not yet payable) as of March 1, 2023).

	AS OF DECEMBER 31, 2022	AS OF MARCH 1, 2023
A. Shares subject to outstanding restricted stock unit and LTIP Unit awards, excluding performance-based vesting awards (under 2014 Plan)	947,813	1,060,889
B. Shares subject to outstanding performance-based vesting restricted stock unit and LTIP Unit awards (under 2014 Plan)	781,323	1,743,823
C. Shares subject to outstanding options (under 2006 Plan)	306,356	230,328
D. Total Number of Shares Subject to Outstanding Awards (A+B+C)	2,035,492	3,035,040
E. Basic Weighted Average Common Shares Outstanding	537,991,924	546,841,930
F. Annual Share Usage (D / E)	0.4%	0.6%
G. Shares Available for New Awards (under 2014 Plan)	24,665,251	26,481,407
H. Burn Rate	0.2%	0.2%

For this purpose, "burn rate" in the table above is calculated by dividing (1) the total number of shares of our common stock subject to all awards granted under the 2014 Plan for the applicable period of time (all of 2022 as to the December 31, 2022 presentation, and January 1, 2023 to March 1, 2023 as to the March 1, 2023 presentation), taking performance-based vesting awards into account at the target level of performance (or maximum level, for LTIP Unit awards) and counting all shares subject to awards on a 1:1 basis before taking into account the 2014 Plan's share counting rules for full-value awards, by (2) the total number of shares of our common stock outstanding as of the applicable date.

We estimate that, upon approval of the 2023 Plan, the maximum level of equity dilution caused by our equity compensation program will be less than 10% on a basic dilution basis. We expect that, if approved by our stockholders, the shares of our common stock available for issuance for awards under the 2023 Plan, including the 5 million new shares, will be sufficient for currently-anticipated awards for the next 10 years. However, expectations regarding future share usage could be impacted by a number of factors, including, for example, hiring and promotion activity, the rate at which shares are returned to the share reserve upon expiration, termination, forfeiture, or cash-settlement of awards, the future performance of our stock price, the stock price at which awards are granted, changes in competitors' compensation practices, merger and acquisition activity and other factors.

Summary Description of the 2023 Plan

The principal terms of the 2023 Plan are summarized below. The following summary is qualified in its entirety by the full text of the 2023 Plan, which is included as Appendix B.

Purpose

The purpose of the 2023 Plan is to promote the success of Healthpeak and the interests of our stockholders by providing an additional means for us to attract, motivate, retain and reward directors, officers, employees and other eligible persons. Equity-based awards are also intended to further align the interests of award recipients and our stockholders.

Administration

Our Board or one or more committees appointed by our Board will administer the 2023 Plan. Our Board has delegated general administrative authority for the 2023 Plan to the Compensation Committee. A committee may delegate some or all of its authority with respect to the 2023 Plan to another committee of directors, and certain limited authority to grant awards to employees may be delegated to one or more officers of Healthpeak. (The appropriate acting body, be it the Board, a committee within its delegated authority, or an officer within his or her delegated authority, is referred to in this proposal as the "Administrator").

The Administrator has broad authority under the 2023 Plan with respect to award grants including, without limitation, the authority:

- to select participants and determine the type(s) of award(s) that they are to receive;
- to determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;
- to cancel, modify, or waive Healthpeak's rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consents;
- to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards (subject to compliance with Section 409A of the Code);
- subject to the other provisions of the 2023 Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award;
- to allow the purchase price of an award or shares of Healthpeak common stock to be paid in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of Healthpeak common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law; and
- to prescribe, amend and rescind rules and regulations relating to the 2023 Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws.

No Repricing or Loans

In no case (except due to an adjustment to reflect a stock split or similar event or any repricing that may be approved by stockholders) will any adjustment be made to a stock option or stock appreciation right award under the 2023 Plan (by amendment, cancellation and re-grant, exchange or other means) that would constitute a repricing of the per share exercise or base price of the award. Furthermore, loans to employees (to finance the purchase or exercise of awards or otherwise) are not permitted under the 2023 Plan.

Eligibility

Persons eligible to receive awards under the 2023 Plan include officers or employees of Healthpeak or any of its subsidiaries, directors of Healthpeak and certain consultants and advisors to Healthpeak or any of its subsidiaries. As of March 1, 2023, approximately 198 officers and employees of Healthpeak and its subsidiaries (including all of Healthpeak's named executive officers) are considered eligible under the 2023 Plan, in addition to each of our current seven Independent Directors. As of March 1, 2023, we did not have any consultants or advisors that are currently eligible under the 2023 Plan.

Authorized Shares; Limits on Awards

The maximum number of shares of Healthpeak common stock that may be issued or transferred pursuant to awards under the 2023 Plan is the sum of the following:

- 5,000,000 shares, plus
- the number of shares available for additional award grant purposes under the 2014 Plan as of the date of stockholder approval of the 2023 Plan and determined immediately prior to the termination of the authority to grant new awards under that plan as of that date, plus
- the number of any shares subject to stock options granted under the 2014 Plan and outstanding as of the date of stockholder approval of the 2023 Plan that expire, or for any reason are cancelled or terminated, after the date of such stockholder approval without being exercised, plus
- one and one-half (1.5) times the number of any shares subject to restricted stock unit awards or profits interest unit awards (whether service-based or performance-based) granted under the 2014 Plan that are outstanding and unvested as of the date of stockholder approval of the 2023 Plan that are forfeited, terminated, cancelled, or otherwise reacquired by Healthpeak after the date of such stockholder approval without having become vested (with the 1.5 multiplier to take into account the "full-value award" share-counting rule discussed below).

As of March 1, 2023, 26,481,407 shares were available for additional award grant purposes under the 2014 Plan, no shares were subject to stock options then outstanding under the 2014 Plan, approximately 1,060,889 shares were subject to time-based restricted stock unit and LTIP Unit awards then outstanding under the 2014 Plan, and 1,743,823 shares were reserved with respect to performance-based restricted stock units and LTIP Units then outstanding under the 2014 Plan. As noted above, no additional awards will be granted under the 2014 Plan if stockholders approve the 2023 Plan.

Shares issued in respect of any "full-value award" granted under the 2023 Plan will be counted against the share limit as 1.5 shares for every one share actually issued in connection with the award. For example, if we grant an award of 100 RSUs under the 2023 Plan, 150 shares would be counted against the share limit with respect to that award. A "full-value award" generally means any award granted under the 2023 Plan other than a stock option or stock appreciation right.

The following other limits are also contained in the 2023 Plan:

- The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the plan is 14,000,000 shares.

- The maximum value of any awards granted to an eligible person who is a non-employee director in any one calendar year is $750,000. For this purpose, the value of awards is determined on the grant date in accordance with FASB ASC Topic 718.

To the extent that an award is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the shares available for issuance under the 2023 Plan. In the event that shares are delivered in respect of a dividend equivalent right, only the actual number of shares delivered with respect to the award shall be counted against the share limits of the 2023 Plan. To the extent that shares are delivered pursuant to the exercise of a stock appreciation right or stock option, the number of underlying shares as to which the related exercise shall be counted against the applicable share limits, as opposed to only counting the shares actually issued. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be charged against the applicable share limits with respect to such exercise.) Shares that are subject to or underlie awards that expire or for any reason are cancelled or terminated, are forfeited, fail to vest or for any other reason are not paid or delivered under the 2023 Plan will again be available for subsequent awards under the 2023 Plan. In addition, the 2023 Plan generally provides that shares issued in connection with awards that are granted by or become obligations of Healthpeak through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2023 Plan. Healthpeak may not increase the applicable share limits of the 2023 Plan by repurchasing shares of common stock on the market (by using cash received through the exercise of stock options or otherwise). If stockholders approve the 2023 Plan, shares that are exchanged by a participant or withheld by Healthpeak to pay the exercise price of an award granted under the 2023 Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award, will not be available for subsequent awards under the 2023 Plan.

Types of Awards

The 2023 Plan authorizes stock options, stock appreciation rights, restricted stock, stock bonuses and other forms of awards granted or denominated in Healthpeak common stock or units of Healthpeak common stock, as well as cash bonuses. The 2023 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash.

A stock option is the right to purchase shares of Healthpeak common stock at a future date at a specified price per share (the "exercise price"). The per share exercise price of an option generally may not be less than the fair market value of a share of Healthpeak common stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may be either an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under "Federal Income Tax Consequences of Awards Under the 2023 Plan" below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the Code and the 2023 Plan. Incentive stock options may only be granted to employees of Healthpeak or a subsidiary.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of a share of Healthpeak common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and generally cannot be less than the fair market value of a share of Healthpeak common stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.

The other types of awards that may be granted under the 2023 Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units, deferred shares, and similar rights to purchase or acquire shares. The types of cash awards that may be granted under the 2023 Plan include the opportunity to receive a payment for the achievement of one or more goals established by the Administrator as well as discretionary cash awards. Dividend equivalent rights may also be granted under the 2023 Plan, either as a separate award or in connection with another award under the plan; provided, however, that dividend equivalent rights may not be granted as to a stock option or stock appreciation right granted under the plan. In addition, any dividends and/or dividend equivalents as to the portion of an award under the 2023 Plan that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied.

Any awards under the 2023 Plan may be fully vested at grant or may be subject to time- and/or performance-based vesting requirements.

In addition, the 2023 Plan authorizes the issuance of LTIP Units. An "LTIP Unit" is an "LTIP Unit" of Healthpeak OP, LLC (the "Operating Partnership") that is intended to constitute a "profits interest" within the meaning of the Code. The Operating Partnership is the operating partner in our Umbrella Partnership Real Estate Investment Trust, or UPREIT, structure. The Administrator is authorized to grant LTIP Units under the 2023 Plan in such amount and subject to such terms and conditions as it may determine. In applying the share limit and share counting rules under the 2023 Plan, each LTIP Unit subject to an award under the 2023 Plan is treated as one share of Healthpeak common stock (or, with respect to full-value awards of LTIP Units, as 1.5 shares of Healthpeak common stock when applying the premium counting rule, discussed above, applicable to full-value awards).

Deferrals

The Administrator may provide for the deferred payment of awards and may determine the other terms applicable to deferrals. The Administrator may provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

Acceleration of Awards; Possible Early Termination of Awards

Generally, and subject to limited exceptions set forth in the 2023 Plan, if any person acquires 25% or more of the outstanding common stock or combined voting power of Healthpeak, if certain changes in a majority of our Board occur over a period of no longer than two years, if stockholders prior to a transaction do not continue to own more than 66 2/3% of the voting securities of Healthpeak (or a successor or a parent) following a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving Healthpeak or any of its subsidiaries, a sale or other disposition of all or substantially all of Healthpeak's assets or the acquisition of assets or stock of another entity by Healthpeak or any of its subsidiaries, or if Healthpeak is dissolved or liquidated, then awards then-outstanding under the 2023 Plan may become fully vested or paid, as applicable, and may terminate or be terminated in such circumstances, subject to compliance with the requirements of Section 409A of the Code. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2023 Plan. For example, the Administrator could provide for the acceleration of vesting or payment of an award in connection with a change in control event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event. Notwithstanding the foregoing, if a change in control event constitutes a payment event with respect to any award that provides for the deferral of compensation that is subject to Section 409A of the Code, to the extent required to avoid the imposition of additional taxes under Section 409A of the Code, the transaction or event described above with respect to such award will only constitute a change in control event for purposes of the payment timing of such award if such transaction also constitutes a "change in control event," as defined in Treasury Regulation 1.409A-3(i)(5). The Administrator shall have full and final authority to determine conclusively whether a change in control event of the Company has occurred pursuant to the above definition, the date of the occurrence of such change in control event and any incidental matters relating thereto.

Transfer Restrictions

Subject to certain exceptions contained in Section 5.7 of the 2023 Plan, awards under the 2023 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient's beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws and, with limited exceptions set forth in the 2023 Plan, are not made for value.

Adjustments

As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2023 Plan and any outstanding awards, as well as the exercise or purchase prices of awards and performance hurdles under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No Limit on Other Authority

Except as expressly provided with respect to the termination of the authority to grant new awards under the 2014 Plan if stockholders approve the 2023 Plan, the 2023 Plan does not limit the authority of the Board or any committee to grant awards or authorize any other compensation, with or without reference to Healthpeak common stock, under any other plan or authority.

Termination of or Changes to the 2023 Plan

The Board may amend or terminate the 2023 Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or any applicable listing agency or required under Sections 422 or 424 of the Code to preserve the intended tax consequences of the plan. For example, stockholder approval will be required for any amendment that proposes to increase the maximum number of shares that may be delivered with respect to awards granted under the 2023 Plan. (Adjustments as a result of stock splits or similar events will not, however, be considered an amendment requiring stockholder approval.) Unless terminated earlier by the Board, the authority to grant new awards under the 2023 Plan will terminate on February 2, 2033. Outstanding awards, as well as the Administrator's authority with respect thereto, generally will continue following the expiration or termination of the plan. Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

Federal Income Tax Consequences of Awards under the 2023 Plan

The U.S. federal income tax consequences of awards under the 2023 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2023 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences.

With respect to nonqualified stock options, the Company is generally entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, the Company is generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the 2023 Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, stock appreciation rights, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, the Company will generally have a corresponding deduction at the time the participant recognizes income. LTIP Units are generally not subject to income tax so long as they constitute a "profits interest" within the meaning of the Code, including, to the extent applicable, Revenue Procedure 93–27, 1993–2 C.B. 343 and Revenue Procedure 2001–41, 2001–2 C.B. 191, and the Company generally will not have a tax deduction with respect to any such LTIP Unit awards.

If an award is accelerated under the 2023 Plan in connection with a "change in control" (as this term is used under the Code), the Company may not be permitted to deduct the portion of the compensation attributable to the acceleration ("parachute payments") if it exceeds certain threshold limits under the Code (and certain related excise taxes may be triggered). Furthermore, Section 162(m) of the Code generally limits the deductibility of compensation paid to our current and former executive officers that exceeds $1 million during the tax year.

New Plan Benefits

All future grants under the 2023 Plan are within the discretion of the Administrator, and the benefits of such grants are, therefore, not determinable. Healthpeak has not approved any awards that are conditioned upon stockholder approval of the 2023 Plan. Healthpeak is not currently considering any other specific award grants under the 2023 Plan, other than the annual grants of RSUs to our Independent Directors described in the following paragraph. If the 2023 Plan had been in existence in 2022, we expect that our award grants for 2022 would not have been different from those actually made in 2022 under the 2014 Plan. For information regarding the awards granted in 2022 to our NEOs, see the material under the headings "Compensation Discussion and Analysis" and "Executive Compensation Tables" in this proxy statement.

As described in the "Director Compensation" section above, our current compensation program for Independent Directors includes an annual award of RSUs with a grant date fair value of $180,000, rounded up to the nearest whole share, for each Independent Director who is elected at the annual meeting of stockholders or is initially appointed as an Independent Director other than at the annual meeting. If stockholders approve the 2023 Plan, these awards will be granted under the 2023 Plan and no new awards will be granted under the 2014 Plan. Assuming, for illustrative purposes only, that the value of a share of Healthpeak common stock used for the conversion of the $180,000 grant date value into RSUs is $23.64, the number of shares that would be allocated to our seven Independent Directors as a group pursuant to the annual grant formula is approximately 7,615 shares per year or approximately 76,150 shares over the ten years in the scheduled term of the 2024 Plan (2023 through 2032) based on that assumed stock price. The actual number of shares used, however, will vary with the number of Independent Directors in office each year, the number of new Independent Directors who join the board other than on an annual meeting date, fluctuations in our stock price, and whether changes are made to the type, size or frequency of awards for our Independent Directors.

The closing market price for a share of Healthpeak's common stock on March 1, 2023 was $23.64.

Equity Compensation Plan Information

The following table sets forth, for each of the Company's equity compensation plans, the number of shares of common stock subject to outstanding awards, the weighted average exercise price of outstanding options and the number of shares remaining available for future award grants as of December 31, 2022.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ($)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,015,731[1]	35.54[2]	24,665,251[3]
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	**2,015,731**	**35.54**	**24,665,251**

[1] Of these shares, 306,356 were subject to outstanding stock options and 1,709,375 were subject to outstanding RSUs (including outstanding PSUs, which are presented at their target level of performance).

[2] This weighted average exercise price does not reflect 1,709,375 shares that could be issued upon the vesting of outstanding RSUs (including outstanding PSUs, which are presented at their target level of performance).

[3] Of the aggregate number of shares that remained available for issuance as of December 31, 2022, all were available under the 2014 Plan. Subject to certain express limits of the 2014 Plan, shares available for award purposes under the 2014 Plan generally may be used for any type of award authorized under that plan including options, stock appreciation rights and other forms of awards granted or denominated in shares of our common stock including, without limitation, stock bonuses, restricted stock, RSUs and PSUs, as well as shares denominated in profits interest units. As described above, if the stockholders approve the 2023 Plan, then no further awards will be made under the 2014 Plan and all future awards will be made under the 2023 Plan.

Security Ownership of Principal Stockholders, Directors and Management

The following table sets forth certain information as of March 1, 2023 (unless otherwise indicated) regarding the beneficial ownership, as that term is defined in Rule 13d-3 under the Exchange Act, of shares of our common stock by: (i) each person known to beneficially own more than 5% of our outstanding common stock; (ii) each director and nominee for election as director; (iii) each of the NEOs; and (iv) all current directors and executive officers as a group. This table is based on Company records and information supplied to us by our executive officers, directors and principal stockholders or included in a Schedule 13G, or an amendment thereto, filed with the SEC. The following table does not include LTIP Units, which, regardless of their vesting schedules, are subject to a 14-month holding period following their grant date or cancellation and replacement date, as applicable.

| | SHARES BENEFICIALLY OWNED[1] | | |
NAME OF BENEFICIAL OWNER	NUMBER OF SHARES	NUMBER OF OPTIONS/ RSUs[2]	PERCENT OF CLASS[3]
Greater than 5% Stockholders			
The Vanguard Group, Inc. and affiliates[4] 100 Vanguard Boulevard Malvern, PA 1 9355	87,991,432	—	16.37%
BlackRock, Inc.[5] 55 East 52nd Street New York, NY 10055	59,435,809	—	11.10%
State Street Corporation[6] State Street Financial Center One Lincoln Street Boston, MA 02111	39,270,414	—	7.31%
Directors			
Scott M. Brinker[7]	154,250	—	*
Brian G. Cartwright	40,063	5,258	*
Christine N. Garvey	22,627[8]	5,258	*
R. Kent Griffin, Jr.	46,768	5,258	*
David B. Henry	71,459	5,258	*
Sara G. Lewis	16,061	5,258	*
Katherine M. Sandstrom	21,954	5,258	*
Named Executive Officers			
Peter A. Scott	164,339	—	*
Thomas M. Klaritch	342,483	31,759	*
Scott R. Bohn	16,860	1,814	*
Adam G. Mabry	3,729	—	*
Thomas M. Herzog[9]	472,035[8]	—	*
Troy E. McHenry[10]	109,693	7,727	*
All current directors and executive officers as a group (16 persons)	991,017	65,121	*

*   Less than 1%

[1]   Except as otherwise noted and subject to applicable community property laws, each individual has sole voting and investment power with respect to the shares listed. Mr. Connor was appointed as an Independent Director after March 1, 2023, and therefore is not reflected in the list of directors. He is included in the row for current directors or executive officers as a group.

[2]   For the Independent Directors, consists of shares represented by unvested RSU awards that will vest within 60 days of March 1, 2023, and, for Ms. Garvey and Messrs. Cartwright and Henry, who are retirement eligible, includes additional shares represented by unvested RSU awards that will automatically vest upon a qualified retirement (as defined in the applicable award agreement). For executive officers, consists of shares issuable upon exercise of outstanding stock options that are currently vested.

[3] Unless otherwise indicated, based on 546,992,640 shares outstanding as of March 1, 2023. In addition, for purposes of computing the percentage of shares held by an individual, the number of shares outstanding includes (i) shares issuable within 60 days following March 1, 2023, upon exercise of outstanding stock options and (ii) shares represented by unvested RSUs that will vest within 60 days of March 1, 2023, or upon the individual's qualified retirement, but, in each case, such shares are not included in the number of shares outstanding for purposes of computing the percentage of shares held by any other person.

[4] Share and beneficial ownership information for The Vanguard Group, Inc. ("Vanguard") is given as of December 31, 2022, and was obtained from a Schedule 13G/A filed on February 9, 2023, with the SEC. According to the Schedule 13G/A, Vanguard has shared voting power over 1,232,093 shares, sole dispositive power over 85,289,250 shares and shared dispositive power over 2,702,182 shares of our common stock. The Schedule 13G/A states that Vanguard's clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, our common stock but that no one person's interest in our common stock is more than 5% of the total outstanding common shares.

[5] Share and beneficial ownership information for BlackRock, Inc. ("BlackRock") is given as of December 31, 2022, and was obtained from a Schedule 13G/A filed on January 26, 2023, with the SEC. According to the Schedule 13G/A, BlackRock has sole voting power over 54,509,522 shares and sole dispositive power over 59,435,809 shares of our common stock. The Schedule 13G/A states that various persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of our common stock, but that no one person's interest in our common stock is more than 5% of the total outstanding common shares.

[6] Share and beneficial ownership information for State Street Corporation ("State Street") is given as of December 31, 2022, and was obtained from a Schedule 13G/A filed on February 3, 2023, with the SEC. According to the Schedule 13G/A, State Street has shared voting power over 30,032,576 shares and shared dispositive power over 39,226,717 shares of our common stock.

[7] Mr. Brinker is also an NEO.

[8] Consists of shares held in a family trust.

[9] Mr. Herzog separated from the Company on October 6, 2022. Beneficial ownership information is based on information contained in the last Form 4 filed by Mr. Herzog with the SEC prior to March 1, 2023.

[10] Mr. McHenry separated from the Company on November 1, 2022. Beneficial ownership information is based on information contained in the last Form 4 filed by Mr. McHenry with the SEC prior to March 1, 2023.

Ratification of Appointment of Independent Registered Public Accounting Firm



35 CAMBRIDGEPARK DRIVE
CAMBRIDGE, MA
LIFE SCIENCE

 **FOR** | Our Board recommends a vote **FOR** ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2023

Auditor Evaluation and Appointment

Our Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm that audits the Company's financial statements and internal control over financial reporting. The Audit Committee has appointed Deloitte & Touche LLP, or Deloitte, to continue to serve as Healthpeak's independent registered public accounting firm for the year ending December 31, 2023. Deloitte has served as Healthpeak's independent registered public accounting firm since March 3, 2010. A representative of Deloitte is expected to attend the Annual Meeting and will have an opportunity to make a statement and be available to respond to appropriate questions.

The Audit Committee annually reviews Deloitte's performance and independence in deciding whether to engage a different independent registered public accounting firm. In the course of these reviews, the Audit Committee considers, among other things:

- Deloitte's independence from the Company and management, including any factors that may impact Deloitte's objectivity
- Deloitte's qualifications and capability in handling all aspects of the Company's operations
- The desired balance of Deloitte's experience and fresh perspective occasioned by mandatory audit partner rotation
- The experience, qualifications and performance of our existing audit engagement team
- Any issues raised by the Public Company Accounting Oversight Board's ("PCAOB") most recent quality control review of Deloitte
- The quality and candor of Deloitte's communications with the Audit Committee and management
- Deloitte's quality control procedures
- The quality and effectiveness of Deloitte's historical and recent audit plans and performance on our audit
- The advisability and potential impact of appointing a different independent public accounting firm

Voting Standard and Board Recommendation

We are asking our stockholders to vote **FOR** ratification of the appointment of Deloitte as our independent registered public accounting firm for 2023. Ratification requires the affirmative vote of a majority of the votes cast on this proposal at the Annual Meeting. Although ratification is not required by our organizational documents or otherwise, our Board is submitting the appointment of Deloitte to our stockholders as a matter of good corporate governance.

If the appointment is not ratified, the Audit Committee will consider whether it is appropriate to appoint another independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company.

Following its review, the Audit Committee believes that Deloitte's continued engagement as our independent registered public accounting firm is in the best interests of the Company for the following reasons:

EXPERIENCE AND EFFECTIVENESS

Enhanced audit quality. Through years of experience, Deloitte has gained significant institutional knowledge of our business and operations, accounting policies and practices, and internal control over financial reporting.

Effective audit plans and efficient fee structures. Deloitte's knowledge of our business and control framework enables it to design effective audit plans that cover key risk areas while capturing cost efficiencies in audit scope and internal control testing.

Maintaining continuity avoids disruption. Bringing on a new auditor, without reasonable cause, would require extensive education and a significant period of time for the new auditor to reach a comparable level of knowledge and familiarity with our business and control framework.

STRONG INDEPENDENCE CONTROLS

Thorough Audit Committee oversight. The Audit Committee believes that any concerns with Deloitte's tenure are mitigated by the Audit Committee's oversight, which includes ongoing engagement with Deloitte and a comprehensive annual review process.

Robust pre-approval policies and limits on non-audit services. The Audit Committee must pre-approve all audit and non-audit services performed by Deloitte, including the types of services to be provided and the estimated fees relating to those services.

Deloitte's strong internal independence procedures and regulatory framework. Deloitte conducts periodic internal quality reviews of its audit work and rotates lead partners every five years. Deloitte is also subject to PCAOB inspections, peer reviews, and PCAOB and SEC oversight.

Audit and Non-Audit Fees

The following table shows information about the respective fees billed by Deloitte during or related to the fiscal years ended December 31, 2022 and 2021 (in thousands):

	2022	2021
Audit Fees[1]	$2,704	$2,881
Audit-Related Fees[2]	445	206
Tax Fees:		
Tax Compliance[3]	694	684
Tax Planning and Tax Advice[4]	735	649
All Other Fees	—	—
Total	**$4,578**	**$4,420**

[1] Audit fees include fees and out-of-pocket expenses billed for the audit of our annual consolidated financial statements and internal control over financial reporting, the review of interim consolidated financial statements included in our Quarterly Reports on Form 10-Q, and other SEC registration statement and consent services.

[2] Audit-related fees primarily relate to, among other things, fees for the separate audits of certain of our consolidated subsidiaries and certain accounting consultations.

[3] Tax compliance fees primarily involve the preparation or review of tax returns.

[4] Tax planning and tax advice fees encompass a diverse range of services, including tax advice related to acquisitions and investments, consultation regarding the impact of proposed actions/activities on REIT qualification, and consultation regarding the foreign, federal, state, and local tax matters related to various transactions.

Policy on Pre-Approval of Audit and Permitted Non-Audit Services

Pursuant to its charter and good corporate governance practices, the Audit Committee must pre-approve all audit and permitted non-audit services performed by Deloitte and all related fees. The Audit Committee has delegated its preapproval authority to its Chair, provided that the Chair presents any pre-approvals related to audit and permitted non-audit services to the Audit Committee at its next scheduled meeting. The Audit Committee considered whether the provision of proposed non-audit services by Deloitte to the Company was compatible with maintaining the audit firm's independence and concluded that Deloitte's independence was not compromised by the provision of such services and pre-approved all services provided by Deloitte in 2022 and 2021.

Audit Committee Report

The Audit Committee currently consists of three members: Messrs. Griffin (Chair) and Henry and Ms. Garvey. The Board has determined that all Audit Committee members are independent under applicable NYSE and SEC rules and that Messrs. Griffin and Henry and Ms. Garvey are financial experts. The Audit Committee has certain duties and powers as described in its written charter adopted by the Board. A copy of the charter can be found on the Company's website at healthpeak.com/esg/governance.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, preparing the financial statements and the public reporting process. Deloitte, the Company's independent registered public accounting firm for 2022, is responsible for expressing opinions on the conformity of the Company's audited consolidated financial statements with generally accepted accounting principles and on the Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and Deloitte the audited consolidated financial statements for the fiscal year ended December 31, 2022, Deloitte's evaluation of the Company's internal control over financial reporting, significant accounting policies and practices, and management judgments and estimates. The Audit Committee has discussed with Deloitte the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee also received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence. In addition, the Audit Committee has discussed with Deloitte any relationships that may impact its objectivity and independence and satisfied itself as to Deloitte's independence.

Based on the Audit Committee's review of the audited consolidated financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board that the audited consolidated financial statements for the fiscal year ended December 31, 2022, be included in the Annual Report, as filed with the SEC.

Audit Committee of the Board of Directors



R. Kent Griffin, Jr. (Chair)
Independent Director



Christine N. Garvey
Independent Director



David B. Henry
Independent Director

The foregoing report of the Audit Committee is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in such filing.

Additional Information about the Annual Meeting
Voting at the Annual Meeting

General Information

Stockholders of record of our common stock as of the close of business on March 1, 2023, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the record date, there were 546,992,640 shares of our common stock outstanding and eligible to vote at the Annual Meeting. There is no other class of voting securities outstanding. Each share of common stock entitles its holder to one vote at the Annual Meeting. To have a quorum at the Annual Meeting, the holders of a majority of the shares of our common stock outstanding and entitled to vote at the Annual Meeting must be present or represented by proxy.

Voting Standard, Board Recommendations and Effect of Abstentions and Broker Non-Votes

AGENDA ITEM	DESCRIPTION	PAGE NUMBER	BOARD RECOMMENDATION	VOTE REQUIREMENT FOR APPROVAL	EFFECT OF ABSTENTIONS	EFFECT OF BROKER NON-VOTES
01	Proposal to elect the eight director nominees	13	FOR	Majority of votes cast	No effect	No effect
02	Proposal to approve, on an advisory basis, the compensation of our named executive officers	40	FOR	Majority of votes cast	No effect	No effect
03	Proposal to approve, on an advisory basis, the frequency of future advisory votes on executive compensation	41	1 YEAR	Majority of votes cast	No effect	No effect
04	Proposal to approve the Healthpeak Properties, Inc. 2023 Performance Incentive Plan	76	FOR	Majority of votes cast	No effect	No effect
05	Proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023	86	FOR	Majority of votes cast	No effect	None expected

Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum but will not be counted as votes cast for purposes of determining the outcome of any proposal. Broker non-votes on Proposal No. 1 (election of directors), Proposal No. 2 (approval of 2022 executive compensation on an advisory basis), Proposal No. 3 (approval of the frequency of future votes on executive compensation on an advisory basis), and Proposal No. 4 (approval of 2023 Performance Incentive Plan) will be counted as present and entitled to vote for the purpose of determining the presence of a quorum at the Annual Meeting, but will not be counted as votes cast for purposes of determining the outcome of any of these proposals.

Voting via the Internet, Telephone or Mail

You may submit your proxy or voting instructions via the Internet, by telephone or by mail, depending on the manner in which you receive your proxy materials. If you received a Notice of Internet Availability by mail, you can submit a proxy or voting instructions via the Internet by following the instructions provided in the Notice of Internet Availability. If you received a printed set of the proxy materials by mail, you may submit a proxy or voting instructions via the Internet, by telephone (if available) or by mail by following the instructions on the proxy card or voting instruction form.

If you are a stockholder of record voting by telephone or the Internet, your proxy must be received by 9:59 p.m. Mountain Time (11:59 p.m. Eastern Time) on April 26, 2023, in order for your shares to be voted at the Annual Meeting. However, if you are a stockholder of record submitting a proxy card by mail, you may instead mark, sign and date the proxy card you received and return it in the accompanying prepaid and addressed envelope so that it is received by us before the Annual Meeting. If you hold your shares in street name, please provide your voting instructions to the bank, broker or other nominee who holds your shares by the deadline specified by such bank, broker or nominee.

Voting in Person

All stockholders of record may vote in person at the Annual Meeting by written ballot. However, if you are the beneficial owner of shares held in street name through a bank, broker or other nominee, you may not vote your shares at the Annual Meeting unless you obtain a "legal proxy" from the bank, broker or nominee that holds your shares giving you the right to vote the shares at the Annual Meeting. **Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instructions in advance to authorize the voting of your shares at the Annual Meeting so that your vote will be counted if you are later unable to attend. If you later attend the Annual Meeting and vote in person, your previously submitted proxy or voting instructions will not be used.**

How Your Shares Will be Voted

Your shares will be voted as you specify in your proxy or voting instructions. Although our Board does not know of any business to be considered at the Annual Meeting other than the five proposals described in this proxy statement, if any other business properly comes before the Annual Meeting, a stockholder's properly submitted proxy gives authority to the proxy holder to vote on those matters in his or her discretion. If you are a stockholder of record and properly submit a proxy but do not specify your voting choice on one or more of the items listed in the notice of meeting, your shares will be voted as recommended by our Board on those items.

If you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker will not be authorized to vote your shares on any of the matters at the Annual Meeting, other than Proposal No. 5 (the ratification of the appointment of Deloitte as our independent registered public accounting firm for 2023). If your broker exercises its discretion to vote on Proposal No. 5 at the Annual Meeting, your shares will constitute "broker non-votes" on each of the other items at the Annual Meeting.

Revoking or Changing Your Vote

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by delivering a written notice of revocation to our Corporate Secretary at our principal executive offices, by submitting a later-dated proxy via the Internet, by telephone or by mail by the applicable deadline provided under "Voting Via the Internet, Telephone or Mail," or by voting in person at the Annual Meeting. If your shares are held in street name through a bank, broker or other nominee, you may revoke any previous voting instructions by submitting new voting instructions to your bank, broker or nominee by the deadline specified by your bank, broker or nominee or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not by itself constitute a revocation of any proxy or voting instructions.

Additional Annual Meeting Information

Delivery of Proxy Materials

We may satisfy SEC rules regarding delivery of proxy materials, including our proxy statements and Annual Reports, by delivering only one set of proxy materials to multiple stockholders that share the same address, unless we have received contrary instructions in writing. This "householding" process can result in meaningful cost savings for us and is consistent with our commitment to sustainability by reducing the environmental impact of printing and mailing paper copies. Upon oral or written request, we will deliver promptly a separate copy of proxy materials to a stockholder at a shared address to which a single copy of the proxy materials was delivered. If your shares are registered in your own name, you may request a separate copy of the proxy materials for this Annual Meeting or for future meetings of Healthpeak stockholders by notifying Broadridge toll-free at 1–866–540–7095 or writing to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. If you are a street name holder, please contact the broker, bank or other nominee that holds your shares to request a separate copy of proxy materials.

In the future, stockholders of record can avoid receiving duplicate mailings by following the instructions on the Internet at www.proxyvote.com. If you hold your shares in street name and you would like to receive only one copy of the proxy materials in the future, you should contact your bank, broker or other nominee.

Financial Statements

Our Annual Report containing our audited consolidated financial statements accompanies this proxy statement. Upon the written request of any person solicited hereby, we will provide a copy of our Annual Report to such person, without charge. Requests should be directed to our Corporate Secretary at Healthpeak Properties, Inc., 4600 South Syracuse Street, Suite 500, Denver, Colorado 80237.

Inspector of Elections

Votes cast by proxy or at the Annual Meeting will be counted by a representative of Broadridge Financial Solutions, Inc., the appointed inspector of elections for the Annual Meeting. In connection with the duties as inspector of elections, Broadridge's representative will also determine whether a quorum is present, evaluate the validity of proxies and ballots, and certify the voting results.

Proxy Solicitation

We will bear all costs of the solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors and officers of Healthpeak, without receiving any additional compensation, may solicit proxies personally or by telephone, email or other electronic means. We will request brokerage houses, banks and other custodians or nominees holding stock in their names for others to forward proxy materials to their customers or principals who are the beneficial owners of shares of our common stock and will reimburse them for their expenses in doing so. We have retained the services of Georgeson LLC to assist in the solicitation of proxies for a fee of $10,000 plus reasonable out-of-pocket expenses. We may engage Georgeson for additional solicitation work and incur fees greater than $10,000, depending on a variety of factors, including preliminary voting results.

Voting Results

We intend to announce preliminary voting results at the Annual Meeting and disclose final voting results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting.

Other Matters

2024 Stockholder Proposals, Director Nominations and Director Candidate Recommendations

We expect to hold our 2024 annual meeting of stockholders on or about April 25, 2024.

Proposals to be Included in 2024 Proxy Materials

Any stockholder that desires to have a proposal considered for presentation at the 2024 annual meeting of stockholders, and included in Healthpeak's proxy materials used in connection with our 2024 annual meeting, must submit the proposal in writing to our Corporate Secretary so that it is received no later than November 18, 2023. The proposal must also comply with the requirements of Rule 14a-8 under the Exchange Act to be so included. If the date of next year's annual meeting is changed by more than 30 days from the date of this year's Annual Meeting, then the deadline will be a reasonable time before we begin to make our proxy materials available to stockholders.

Proxy Access Nominations

Any stockholder (or group of no more than 25 stockholders) meeting the Company's continuous ownership requirements set forth in our Bylaws that wishes to nominate candidates for election to our Board for inclusion in our proxy materials for our 2024 annual meeting of stockholders must provide written notice to our Corporate Secretary no earlier than October 19, 2023, nor later than November 18, 2023. Other specifics regarding the foregoing proxy access right, including the required content of the notice and certain other eligibility and procedural requirements, can be found in Section 8 of Article II of our Bylaws.

Nominations or Proposals Not to be Included in 2024 Proxy Materials

If a stockholder seeks to nominate a candidate for election or to propose business for consideration at our 2024 annual meeting but not have it included in our proxy materials for the 2024 annual meeting, we must receive notice of the proposal or director nomination no earlier than January 28, 2024, and no later than February 27, 2024. If we change the date of our 2024 annual meeting to a date that is before March 28, 2024, or after June 26, 2024, however, notice of any proposal or director nomination must instead be delivered not earlier than the 90th day and not later than the close of business on the later of the 60th day prior to our 2024 annual meeting, or the 10th day following the day on which we publicly announce the date of our 2024 annual meeting. If the notice is not received between these dates or does not satisfy the additional notice requirements set forth in Article II, Section 7(a) of our Bylaws, the notice will be considered untimely and will not be acted upon at our 2024 annual meeting. Proposals, nominations and notices should be directed to the attention of the Corporate Secretary, Healthpeak Properties, Inc., 4600 South Syracuse Street, Suite 500, Denver, Colorado 80237.

In addition, a stockholder who intends to solicit proxies in support of director nominees other than the Company's nominees at the 2024 annual meeting must deliver written notice to the Company setting forth the information required by Rule 14a-19 under the Exchange Act, unless the required information has been provided in a preliminary or definitive proxy statement previously filed by the stockholder. Such written notice must be provided in accordance with Rule 14a-19 no later than February 27, 2024. If we change the date of our 2024 annual meeting to a date that is before March 28, 2024, or after May 27, 2024, the written notice must be received by the later of the 60th day prior to our 2024 annual meeting, or the 10th day following the day on which we publicly announce the date of our 2024 annual meeting. The notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under our Bylaws as described above.

Recommendations of Director Candidates

Stockholders may also recommend director candidates for our Board's consideration. The Governance Committee will consider director candidates properly recommended by stockholders in the same manner as recommendations received from other sources. Stockholder recommendations must be submitted in writing to the Chair of the Governance Committee, c/o Healthpeak Properties, Inc., 4600 South Syracuse Street, Suite 500, Denver, Colorado 80237, together with the proposed candidate's name, address, age, appropriate biographical information, descriptions of the candidate's qualifications and the relationship, if any, to the recommending stockholder, together with any other information about the stockholder and the candidate that would otherwise be required pursuant to our Bylaws if the stockholder was nominating the candidate for election to our Board at an annual meeting of stockholders. Stockholders who would like to recommend a candidate for consideration by our Board in connection with the next annual meeting of stockholders should submit their written recommendation no later than January 1 of the year of the annual meeting.

Vote

We urge you to submit your proxy or voting instructions as soon as possible, whether or not you expect to attend and vote at the Annual Meeting. If you attend and vote at the Annual Meeting, your proxy will not be used.

By Order of the Board of Directors,

Scott A. Graziano
Senior Vice President – Deputy General Counsel and Corporate Secretary
Denver, Colorado
March 17, 2023

Forward-Looking Statements

Statements in this proxy statement that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things, (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, capital recycling plans, financing activities, or other transactions; (ii) development, densification and land bank opportunities; (iii) the outlook for Life Science, Medical Office and CCRCs; (iv) our expectations regarding ESG goals and initiatives; and (v) potential capital sources and uses. You should not place undue reliance on these forward-looking statements. Pending acquisitions, dispositions, and leasing activity, including those that are subject to binding agreements, remain subject to closing conditions and may not close within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this proxy statement, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends, including inflation, interest rates, labor costs, and unemployment; the ability of our existing and future tenants, operators, and borrowers to conduct their respective businesses in a manner that generates sufficient income to make rent and loan payments to us; the financial condition of our tenants, operators, and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement activity risks, including project abandonments, project delays, and lower profits than expected; changes within the life science industry; significant regulation, funding requirements, and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our medical office buildings (MOBs) are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our properties operated through RIDEA structures; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions, and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose or exercise rights on collateral securing our real estate-related loans; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact on us and our tenants, operators, and borrowers from litigation matters, including rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; epidemics, pandemics, or other infectious diseases, including Covid, and health and safety measures intended to reduce their spread; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions, or breaches; increased borrowing costs, including due to rising interest rates; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; our ability to maintain our qualification as a REIT; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; and other risks and uncertainties described from time to time in our SEC filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

Appendix A
Reconciliations and Definitions

Reconciliations

FFO AS ADJUSTED AND NORMALIZED FFO PER SHARE

In thousands, except per share data

	YEAR ENDED DECEMBER 31, 2022
Net income (loss) applicable to common shares	**$ 497,792**
Real estate related depreciation and amortization	710,569
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	27,691
Noncontrolling interests' share of real estate related depreciation and amortization	(19,201)
Loss (gain) on sales of depreciable real estate, net[1]	(10,422)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	134
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	12
Loss (gain) upon change of control, net[2]	(311,438)
Taxes associated with real estate dispositions	29
Nareit FFO applicable to common shares	**$ 895,166**
Distributions on dilutive convertible units and other	9,407
Diluted Nareit FFO applicable to common shares	**$ 904,573**
Weighted average shares outstanding – diluted Nareit FFO	546,462
Impact of adjustments to Nareit FFO:	
Transaction-related items	$ 4,788
Other impairments (recoveries) and other losses (gains), net[3]	3,829
Restructuring and severance-related charges[4]	32,749
Casualty-related charges (recoveries), net[5]	4,401
Total adjustments	**$ 45,767**
FFO as Adjusted applicable to common shares	**$ 940,933**
Distributions on dilutive convertible units and other	9,326
Diluted FFO as Adjusted applicable to common shares	**$ 950,259**
Weighted average shares outstanding – diluted FFO as Adjusted	546,462
Diluted earnings per common share	**$ 0.92**
Depreciation and amortization	1.33
Loss (gain) on sales of depreciable real estate, net[1]	(0.02)
Loss (gain) upon change of control, net[2]	(0.57)
Taxes associated with real estate dispositions	0.00

	YEAR ENDED DECEMBER 31, 2022
Diluted Nareit FFO per common share	$ 1.66
Transaction-related items	0.01
Other impairments (recoveries) and other losses (gains), net[3]	0.00
Restructuring and severance-related charges[4]	0.06
Casualty-related charges (recoveries), net[5]	0.01
Diluted FFO as Adjusted per common share	$ 1.74
Diluted FFO as Adjusted applicable to common shares	$ 950,259
Impact of adjustments to FFO as Adjusted:	
Less: positive impact of CARES Act funding	(7,860)
Normalized FFO	$ 942,399
Normalized FFO Per Share	$ 1.725

[1] This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations on page 9 of the Earnings Release and Supplemental Report and Discontinued Operations Reconciliation on page 37 of the Discussion and Reconciliation of Non-GAAP Financial Measures for the year ended December 31, 2022, both of which documents are available in the Investor Relations section of our website at http://ir.healthpeak.com/.

[2] Includes a gain upon change of control related to the sale of a 30% interest to a sovereign wealth fund and deconsolidation of seven previously consolidated life science assets in South San Francisco, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

[3] Includes $7 million of charges incurred in connection with the downsizing of the Company's corporate headquarters in Denver, Colorado, which are included in general and administrative expenses in the Consolidated Statements of Operations. Also includes the following, which are included in other income (expense), net in the Consolidated Statements of Operations: (i) $14 million of expenses incurred for tenant relocation and other costs associated with the demolition of an MOB and (ii) a $23 million gain on sale of a hospital under a direct financing lease. Also includes reserves for loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

[4] Includes $32 million of severance-related charges associated with the departures of our former Chief Executive Officer and former Chief Legal Officer and General Counsel in the fourth quarter of 2022. These expenses are included in general and administrative expenses in the Consolidated Statements of Operations.

[5] Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

EBITDAre AND ADJUSTED EBITDAre

In thousands

	THREE MONTHS ENDED DECEMBER 31, 2022
Net income (loss)	$ 10,802
Interest expense	49,413
Income tax expense (benefit)[1]	(661)
Depreciation and amortization	179,157
Other depreciation and amortization	1,286
Loss (gain) on sales of real estate[1]	986
Share of unconsolidated joint venture ("JV"):	
Interest expense	241
Income tax expense (benefit)	(19)
Depreciation and amortization	8,642
Loss (gain) on sale of real estate from unconsolidated JVs	45
EBITDAre	**$249,892**
Transaction-related items[2]	3,217
Other impairments (recoveries) and losses (gains)[2]	9,760
Restructuring and severance-related charges	32,749
Casualty-related charges (recoveries)[2]	684
Stock-based compensation amortization expense	1,903
Impact of transactions closed during the period[3]	449
Adjusted EBITDAre	**$298,654**

[1] This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations on page 9 of the Earnings Release and Supplemental Report and the Discontinued Operations Reconciliation on page 37 of the Discussion and Reconciliation of Non-GAAP Financial Measures for the three months ended December 31, 2022, both of which documents are available in the Investor Relations section of our website at http://ir.healthpeak.com/.

[2] This amount includes the corresponding line on the FFO as Adjusted and Normalized FFO per share reconciliation on page 95 of this proxy statement less the related tax impact included in the adjustment for income tax expense (benefit) above.

[3] Adjustment reflects the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period.

NET DEBT

	DECEMBER 31, 2022
Bank line of credit and commercial paper	$ 995,606
Term loan	495,957
Senior unsecured notes	4,659,451
Mortgage debt	346,599
Consolidated Debt	**$6,497,613**
Share of unconsolidated JV mortgage debt	39,790
Enterprise Debt	**$6,537,403**
Cash and cash equivalents	(72,032)
Share of unconsolidated JV cash and cash equivalents	(30,189)
Restricted cash	(54,802)
Share of unconsolidated JV restricted cash	(3,062)
Net Debt	**$6,377,318**

NET DEBT TO ADJUSTED EBITDAre (ANNUALIZED)

Dollars in thousands

	THREE MONTHS ENDED DECEMBER 31, 2022	THREE MONTHS ENDED DECEMBER 31, 2022 FOR COMPENSATION METRICS[1]
Net Debt	$ 6,377,318	$ 6,377,318
Adjusted EBITDAre (annualized)[2]	$ 1,194,616	$ 1,194,429
Net Debt to Adjusted EBITDAre (annualized)	5.34x	5.34x

[1] For compensation metrics, Adjusted EBITDAre for purposes of Net Debt to Adjusted EBITDAre is further adjusted to exclude $187 thousand for the positive impact of funding received under the CARES Act.

[2] Represents Adjusted EBITDAre for the three months ended December 31, 2022 multiplied by a factor of four.

SAME-STORE PORTFOLIO CASH (ADJUSTED) NOI GROWTH

In thousands

	YEAR ENDED DECEMBER 31, 2022			YEAR ENDED DECEMBER 31, 2021		
	LIFE SCIENCE	MEDICAL OFFICE	CCRC	LIFE SCIENCE	MEDICAL OFFICE	CCRC
Net income (loss)	$ 620,105	$ 208,580	$ (43,053)	$ 244,521	$ 356,035	$ (40,405)
Loss (income) from discontinued operations	—	—	—	—	—	—
Income (loss) from continuing operations	$ 620,105	$ 208,580	$ (43,053)	$ 244,521	$ 356,035	$ (40,405)
Interest expense	—	6,900	7,509	232	2,837	7,701
Depreciation and amortization	302,649	279,546	128,374	303,196	255,746	125,344
Transaction costs	387	1,255	725	24	323	1,445
Impairments and loan loss (reserves) recoveries, net	—	—	—	—	21,577	—
Loss (gain) on sales of real estate, net	(3,744)	(10,659)	—	—	(190,590)	—
Other expense (income), net	(311,939)	(12,709)	1,380	(55)	2,725	(2,141)
Government grant income	—	—	6,765	—	—	1,412
Healthpeak's share of unconsolidated joint venture NOI	7,038	1,821	380	3,921	1,708	464
Noncontrolling interests' share of consolidated joint venture NOI	(181)	(25,400)	—	(205)	(25,292)	—
Equity loss (income) from unconsolidated JVs	972	(852)	(539)	(1,118)	(794)	(1,484)
Portfolio NOI	$ 615,287	$ 448,482	$ 101,541	$ 550,516	$ 424,275	$ 92,336
Adjustment to NOI	(62,754)	(15,513)	2,300	(46,589)	(11,118)	3,241
Portfolio Cash (Adjusted) NOI	$ 552,533	$ 432,969	$ 103,841	$ 503,927	$ 413,157	$ 95,577
Portfolio Income	$ 552,533	$ 432,969	$ 103,841	$ 503,927	$ 413,157	$ 95,577
Adjustment to NOI	62,754	15,513	(2,300)	46,589	11,118	(3,241)
Non-SS Portfolio NOI	(154,579)	(79,484)	1,244	(112,497)	(68,835)	1,482
SS Portfolio NOI	$ 460,708	$ 368,998	$ 102,785	$ 483,019	$ 355,440	$ 93,818
Non-cash adjustment to SS Portfolio NOI	(36,837)	(7,967)	2,300	(34,667)	(8,455)	3,475
SS Portfolio Cash (Adjusted) NOI	$ 423,871	$ 361,031	$ 105,085	$ 403,352	$ 346,985	$ 97,293

YEAR-OVER-YEAR TOTAL SS PORTFOLIO CASH (ADJUSTED) NOI GROWTH

	ACTUAL		PRO FORMA[1]	
	FULL YEAR	% OF SS	FULL YEAR	% OF SS
Life science	5.1%	47.6%	5.1%	48.0%
Medical office	4.0%	40.6%	4.0%	40.9%
CCRC	8.0%	11.8%	2.5%	11.1%
Total Portfolio	**5.0%**	**100.0%**	**4.4%**	**100.0%**

[1] Pro forma reflects the results excluding government grants under the CARES Act for our CCRC portfolio.

PORTFOLIO INCOME

Dollars in thousands

	YEAR ENDED DECEMBER 31, 2022					
	LIFE SCIENCE	MEDICAL OFFICE	CCRC	OTHER	CORPORATE NON-SEGMENT	TOTAL PORTFOLIO
Net income (loss)	**$ 620,105**	**$ 208,580**	**$ (43,053)**	**$ 12,524**	**$ (281,732)**	**$ 516,424**
Loss (income) from discontinued operations	—	—	—	—	(2,884)	(2,884)
Income (loss) from continuing operations	**$ 620,105**	**$ 208,580**	**$ (43,053)**	**$ 12,524**	**$ (284,616)**	**$ 513,540**
Interest income	—	—	—	(23,300)	—	(23,300)
Interest expense	—	6,900	7,509	—	158,535	172,944
Depreciation and amortization	302,649	279,546	128,374	—	—	710,569
General and administrative	—	—	—	—	131,033	131,033
Transaction costs	387	1,255	725	—	2,486	4,853
Impairments and loan loss (reserves) recoveries, net	—	—	—	7,004	—	7,004
Loss (gain) on sales of real estate, net	(3,744)	(10,659)	—	5,325	—	(9,078)
Other expense (income), net	(311,939)	(12,709)	1,380	13	(3,013)	(326,268)
Income tax expense (benefit)	—	—	—	—	(4,425)	(4,425)
Government grant income	—	—	6,765	—	—	6,765
Healthpeak's share of unconsolidated joint venture NOI	7,038	1,821	380	16,751	—	25,990
Noncontrolling interests' share of consolidated joint venture NOI	(181)	(25,400)	—	—	—	(25,581)
Equity loss (income) from unconsolidated JVs	972	(852)	(539)	(1,566)	—	(1,985)
Portfolio NOI	**$ 615,287**	**$ 448,482**	**$ 101,541**	**$ 16,751**	**$ —**	**$ 1,182,061**
Adjustment to NOI	(62,754)	(15,513)	2,300	169	—	(75,798)
Portfolio Cash (Adjusted) NOI	**$ 552,533**	**$ 432,969**	**$ 103,841**	**$ 16,920**	**$ —**	**$ 1,106,263**
Interest income	—	—	—	23,300	—	23,300
Portfolio Income	**$ 552,533**	**$ 432,969**	**$ 103,841**	**$ 40,220**	**$ —**	**$ 1,129,593**
% of Total Portfolio	**48.9%**	**38.3%**	**9.2%**	**3.6%**	**—%**	**100.0%**

Definitions

Consolidated Debt. The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

EBITDAre and Adjusted EBITDAre. EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by Nareit and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains), adjusted to reflect the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period. EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis. We consider EBITDAre and Adjusted EBITDAre important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance and serve as additional indicators of our ability to service our debt obligations. Net income (loss) is the most directly comparable GAAP measure to EBITDAre and Adjusted EBITDAre.

Enterprise Debt. Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Funds From Operations ("Nareit FFO") and FFO as Adjusted. FFO encompasses Nareit FFO and FFO as Adjusted, each of which is described in detail below. We believe FFO applicable to common shares, diluted FFO applicable to common shares, and diluted FFO per common share are important supplemental non-GAAP measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term FFO was designed by the REIT industry to address this issue.

Nareit FFO. FFO, as defined by the National Association of Real Estate Investment Trusts ("Nareit"), is net income (loss) applicable to common shares (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate, plus real estate and other real estate-related depreciation and amortization, and adjustments to compute our share of Nareit FFO and FFO as Adjusted (see below) from joint ventures. Adjustments for joint ventures are calculated to reflect our pro rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of Nareit FFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. For consolidated joint ventures in which we do not own 100%, we reflect our share of the equity by adjusting our Nareit FFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. Our pro rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. We do not control the unconsolidated joint ventures, and the pro rata presentations of reconciling items included in Nareit FFO do not represent our legal claim to such items. The joint venture members or partners are entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreements, which provide for such allocations generally according to their invested capital.

The presentation of pro rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses and (ii) other companies in our industry may calculate their pro rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro rata financial information as a supplement.

Nareit FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute Nareit FFO in accordance with the current Nareit definition; however, other REITs may report Nareit FFO differently or have a different interpretation of the current Nareit definition from ours.

FFO as Adjusted. In addition, we present Nareit FFO on an adjusted basis before the impact of non-comparable items including, but not limited to, transaction-related items, other impairments (recoveries) and other losses (gains), restructuring and severance-related charges, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), foreign currency remeasurement losses (gains), deferred tax asset valuation allowances, and changes in tax legislation ("FFO as Adjusted"). These adjustments are net of tax, when applicable. Transaction-related items include transaction expenses and gains/charges incurred as a result of mergers and acquisitions and lease amendment or termination activities. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Other impairments (recoveries) and other losses (gains) include interest income associated with early and partial repayments of loans receivable and other losses or gains associated with non-depreciable assets including goodwill, DFLs, undeveloped land parcels, and loans receivable. Management believes that FFO as Adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. At the same time that Nareit created and defined its FFO measure for the REIT industry, it also recognized that "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." We believe stockholders, potential investors, and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain other adjustments to net income (loss), in addition to adjustments made to arrive at the Nareit defined measure of FFO. FFO as Adjusted is used by management in analyzing our business and the performance of our properties and we believe it is important that stockholders, potential investors, and financial analysts understand this measure used by management. We use FFO as Adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions, (ii) evaluate the performance of our management, (iii) budget and forecast future results to assist in the allocation of resources, (iv) assess our performance as compared with similar real estate companies and the industry in general, and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as Adjusted may not be comparable to those reported by other REITs.

Net Debt. Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre. Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Cash (Adjusted) NOI. NOI and Adjusted NOI are non-GAAP supplemental financial measures used to evaluate the operating performance of real estate. NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses; NOI excludes all other financial statement amounts included in net income (loss). Adjusted NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Adjusted NOI are calculated as NOI and Adjusted NOI from consolidated properties, plus our share of NOI and Adjusted NOI from unconsolidated joint ventures (calculated by applying our actual ownership percentage for the period), less noncontrolling interests' share of NOI and Adjusted NOI from consolidated joint ventures (calculated by applying our actual ownership percentage for the period). Management utilizes its share of NOI and Adjusted NOI in assessing its performance as we have various joint ventures that contribute to its performance. We do not control our unconsolidated joint ventures, and our share of amounts from unconsolidated joint ventures do not represent our legal claim to such items. Our share of NOI and Adjusted NOI should not be considered a substitute for, and should only be considered together with and as a supplement to, our financial information presented in accordance with GAAP.

Adjusted NOI is oftentimes referred to as "Cash NOI." Management believes NOI and Adjusted NOI are important supplemental measures because they provide relevant and useful information by reflecting only income and operating expense items that are incurred at the property level and present them on an unlevered basis. We use NOI and Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance, and to evaluate our Same-Store ("SS") performance, as described below. We believe that net income (loss) is the most directly comparable GAAP measure to NOI and Adjusted NOI. NOI and Adjusted NOI should not be viewed as alternative measures of operating performance to net income (loss) as defined by GAAP since they do not reflect various excluded items. Further, our definitions of NOI and Adjusted NOI may not be comparable to the definitions used by other REITs or real estate companies, as they may use different methodologies for calculating NOI and Adjusted NOI. Operating expenses generally relate to leased medical office and life science properties, as well as CCRC facilities. We generally recover all or a portion of our leased medical office and life science property expenses through tenant recoveries. We present expenses as operating or general and administrative based on the underlying nature of the expense.

Normalized FFO Per Share. Normalized FFO Per Share is a measure used for our compensation metrics and is defined as Diluted FFO as Adjusted per common share, further adjusted to exclude the effect of any special charges or other special circumstances as may be determined by the Compensation Committee. For purposes of this metric, the Compensation Committee has determined to exclude the positive impact of CARES Act funding.

Portfolio Income. Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs. Management believes that Portfolio Income is an important supplemental measure because it provides relevant and useful information regarding our performance; specifically, it is a measure of our property level profitability of the Company inclusive of interest income. Management believes that net income (loss) is the most directly comparable GAAP measure to Portfolio Income. Portfolio Income should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items.

Same-Store ("SS"). Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Same-Store NOI and Adjusted NOI (see NOI definition above for further discussion regarding our use of pro-rata share information and its limitations). Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Appendix B

Healthpeak Properties, Inc. 2023 Performance Incentive Plan

(ADOPTED FEBRUARY 2, 2023)

1. PURPOSE OF PLAN

The purpose of this Healthpeak Properties, Inc. 2023 Performance Incentive Plan (this "Plan") of Healthpeak Properties, Inc., a Maryland corporation (the "Company") is to promote the success of the Company and to increase stockholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons.

2. ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An "Eligible Person" is any person who is either: (a) an officer (whether or not a director) or employee of the Company or one of its Subsidiaries; (b) a director of the Company or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Company or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Company or one of its Subsidiaries) to the Company or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Company's eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the "Securities Act"), the offering and sale of shares issuable under this Plan by the Company or the Company's compliance with any other applicable laws. An Eligible Person who has been granted an award (a "participant") may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, "Subsidiary" means any Company or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company; and "Board" means the Board of Directors of the Company.

3. PLAN ADMINISTRATION

3.1 **The Administrator.** This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The "Administrator" means the Board or one or more committees appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by applicable law, to one or more officers of the Company, its powers under this Plan (a) to designate the officers and employees of the Company and its Subsidiaries who will receive grants of awards under this Plan, and (b) to determine the number of shares or LTIP Units subject to, and the other terms and conditions of, such awards. The Board may delegate different levels of authority to different committees with administrative and grant authority under this Plan.

3.2 **Powers of the Administrator.** Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a) determine eligibility and, from among those persons determined to be eligible, the particular Eligible Persons who will receive an award under this Plan;

(b) grant awards to Eligible Persons, determine the price (if any) at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons, determine the other specific terms and conditions of such awards consistent with the express limits of this Plan, establish the installments (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance-based exercisability or vesting requirements, determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, determine the extent (if any) to which any applicable exercise and vesting requirements have been satisfied, establish the events (if any) on which exercisability or vesting may accelerate (which may include, without limitation, retirement and other specified terminations of employment or services, or other circumstances), and establish the events (if any) of termination, expiration or reversion of such awards;

(c) approve the forms of award agreements (which need not be identical either as to type of award or among participants);

(d) construe and interpret this Plan and any agreements defining the rights and obligations of the Company, its Subsidiaries, and participants under this Plan, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e) cancel, modify, or waive the Company's or its Subsidiaries' rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(f) subject to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") (to the extent applicable), accelerate or extend the vesting or exercisability or extend the term of any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a termination of employment or services, or other circumstances) subject to any required consent under Section 8.6.5;

(g) adjust the number of shares of Common Stock, LTIP Units or other securities subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6 (subject to the no repricing provision below);

(h) determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator's action to approve the award (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action granting an award);

(i) determine whether, and the extent to which, adjustments are required pursuant to Section 7 hereof and authorize the termination, conversion, substitution or succession of awards upon the occurrence of an event of the type described in Section 7;

(j) acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration (subject to the no repricing provision below);

(k) determine the fair market value of the Common Stock or awards under this Plan from time to time and/or the manner in which such value will be determined; and

(l) prescribe, amend and rescind rules and regulations relating to this Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws.

Notwithstanding the foregoing and except for an adjustment pursuant to Section 7.1 or a repricing approved by stockholders, in no case may the Administrator (1) amend an outstanding stock option or SAR to reduce the exercise price or base price of the award, (2) cancel, exchange or surrender an outstanding stock option or SAR in exchange for cash or other awards for the purpose of repricing the award, or (3) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for an option or SAR with an exercise or base price that is less than the exercise or base price of the original award.

3.3 **Binding Determinations.** Any determination or other action taken by, or inaction of, the Company, any Subsidiary, or the Administrator relating or pursuant to this Plan (or any award hereunder) and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

3.4 **Reliance on Experts.** In making any determination or in taking or not taking any action under this Plan, the Board or a committee, as the case may be, may obtain and may rely upon the advice of experts, including employees and professional advisors to the Company. No director, officer or agent of the Company or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.5 **Delegation.** The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or any of its Subsidiaries or to third parties.

4. **SHARES OF COMMON STOCK SUBJECT TO THE PLAN; SHARE LIMITS**

4.1 **Shares Available.** Subject to the provisions of Section 7.1, the capital stock that may be delivered under this Plan shall be shares of the Company's authorized but unissued Common Stock and any shares of its Common Stock held as treasury shares. For purposes of this Plan, "Common Stock" shall mean the common stock of the Company and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2 **Share Limits**. The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the "Share Limit") is equal to (1) 5,000,000 shares of Common Stock, plus (2) the number of shares of Common Stock available for additional award grant purposes under the Healthpeak Properties, Inc. Amended and Restated 2014 Performance Incentive Plan (the "2014 Plan") as of the date of stockholder approval of this Plan (the "Stockholder Approval Date") and determined immediately prior to the termination of the authority to grant new awards under the 2014 Plan as of the Stockholder Approval Date, plus (3) the number of any shares of Common Stock subject to stock options outstanding under the 2014 Plan) as of the Stockholder Approval Date which expire, or for any reason are cancelled or terminated, after the Stockholder Approval Date without being exercised (which, for purposes of clarity, shall become available for award grants under this Plan on a one-for-one basis), plus (4) 1.5 times the number of any shares of Common Stock subject to restricted stock unit awards (whether service-based or performance-based) outstanding and unvested under the 2014 Plan as of the Stockholder Approval Date that are forfeited, terminated, cancelled or otherwise reacquired by the Company after the Stockholder Approval Date without having become vested (for clarity, with the 1.5:1 ratio to reflect the "Full-Value Award" ratio below); provided, that in no event shall the Share Limit exceed 30,836,601 shares (which is the sum of the 5,000,000 shares set forth in clause (1) above, plus the number of shares available under the 2014 Plan for additional award grant purposes as of the Effective Date (as such term is defined in Section 8.6.1), plus the aggregate number of shares subject to awards previously granted and outstanding under the 2014 Plan as of the Effective Date, with any shares subject to restricted stock unit awards outstanding under the 2014 Plan being taken into account based on the share-counting ratio for such awards under clause (4) above).

Shares issued in respect of any Full-Value Award granted under this Plan shall be counted against the foregoing Share Limit as 1.5 shares for every one share actually issued in connection with such award (the "Full Value Award Ratio"). (For example, if a stock bonus of 100 shares of Common Stock is granted under this Plan, 150 shares shall be charged against the Share Limit in connection with that award.) For this purpose, a "Full-Value Award" means any award under this Plan that is not a stock option grant or a stock appreciation right grant.

The following limits also apply with respect to awards granted under this Plan: The maximum number of shares of Common Stock that may be delivered pursuant options qualified as incentive stock options granted under this Plan is 14,000,000 shares. The maximum value of any equity awards granted to an Eligible Person who is a non-employee director in any calendar year is $750,000.

Each LTIP Unit subject to an award under the Plan shall be treated as a share of Common Stock (or, for purposes of applying the Full-Value Award Ratio, 1.5 shares of Common Stock) for purposes of calculating the aggregate number of shares of Common Stock available for issuance under the Plan as set forth in this Section 4.2 and for purposes of calculating the other award limits set forth in this Section 4.2.

Each of the foregoing numerical limits is subject to adjustment as contemplated by Section 4.3, Section 7.1, and Section 8.10.

4.3 **Awards Settled in Cash, Reissue of Awards and Shares.** To the extent that an award is settled in cash or a form other than shares of Common Stock (or LTIP Units that are converted to shares of Common Stock), the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. In the event that shares of Common Stock are delivered in respect of a dividend equivalent right granted under this Plan, the actual number of shares delivered with respect to the award shall be counted against the share limits of this Plan (including, for purposes of clarity, the limits of Section of this Plan). (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Company pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the share limits of this Plan). To the extent that shares of Common Stock are delivered pursuant to the exercise of a stock appreciation right or stock option granted under this Plan, the number of underlying shares as to which the exercise related shall be counted against the applicable share limits under Section 4.2, as opposed to only counting the shares actually issued. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be charged against the applicable share limits under Section 4.2 with respect to such exercise.) Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again be available for subsequent awards under this Plan. Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award under this Plan, as well as any shares exchanged by a participant or withheld by the Company or one of its Subsidiaries to satisfy the tax withholding obligations related to any award, shall not be available for subsequent awards under this Plan. Refer to Section 8.10 for application of the foregoing share limits with respect to assumed awards. The Company may not increase the Plan's share limit by repurchasing Common Stock on the market (by using cash received through the exercise of stock options or otherwise).

4.4 **No Fractional Shares; Minimum Issue.** No fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. No fewer than 100 shares may be purchased on exercise of any award (or, in the case of stock appreciation or purchase rights, no fewer than 100 rights may be exercised at any one time) unless the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5. AWARDS

5.1 **Type and Form of Awards.** The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Company or one of its Subsidiaries. The types of awards that may be granted under this Plan are (subject, in each case, to the no repricing provisions of Section 3.2):

5.1.1 **Stock Options.** A stock option is the grant of a right to purchase a specified number of shares of Common Stock during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an "ISO") or a nonqualified stock option (an option not intended to be an ISO). The award agreement for an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per share exercise price for each option shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the option. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.5.

5.1.2 **Additional Rules Applicable to ISOs.** To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Common Stock subject to ISOs under this Plan and stock subject to ISOs under all other plans of the Company or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Company or one of its subsidiaries (for this purpose, the term "subsidiary" is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of stock of each subsidiary in the chain beginning with the Company and ending with the subsidiary in question). There shall be imposed in any award agreement relating to ISOs such other terms and conditions as from time to time are required in order that the option be an "incentive stock option" as that term is defined in Section 422 of the Code.

No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, unless the exercise price of such option is at least 110% of the fair market value of the stock subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted.

5.1.3 **Stock Appreciation Rights.** A stock appreciation right or "SAR" is a right to receive a payment, in cash and/or Common Stock, equal to the excess of the fair market value of a specified number of shares of Common Stock on the date the SAR is exercised over the "base price" of the award, which base price shall be set forth in the applicable award agreement and shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the SAR. The maximum term of a SAR shall be ten (10) years.

5.1.4 **LTIP Units Awards.** As used herein, the term "LTIP Unit" means an "LTIP Unit" of Healthpeak Operating Partnership LLC (the "Partnership") (as defined in that certain Agreement of Limited Partnership of Healthpeak Operating Partnership LLC (as it may be amended from time to time, the "Partnership Agreement")) that is intended to constitute a "profits interest" within the meaning of the Code. The Administrator is authorized to grant LTIP Units in such amount and subject to such terms and conditions as may be determined by the Administrator; provided, however, that LTIP Units may only be issued to an Eligible Person for the performance of services to or for the benefit of the Partnership (a) in the Eligible Person's capacity as a partner or member of the Partnership, (b) in anticipation of the Eligible Person becoming a partner or member of the Partnership, or (c) as otherwise determined by the Administrator, provided that the LTIP Units are intended to constitute "profits interests" within the meaning of the Code, including, to the extent applicable, Revenue Procedure 93–27, 1993–2 C.B. 343 and Revenue Procedure 2001–43, 2001–2 C.B. 191. The Administrator shall specify the conditions and dates upon which the LTIP Units shall vest and become nonforfeitable. LTIP Units shall be subject to the terms and conditions of the Partnership Agreement and such other restrictions, including restrictions on transferability, as the Administrator may impose. These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such instalments, or otherwise, as the Administrator determines at the time of the grant of the award or thereafter.

5.1.5 **Other Awards; Dividend Equivalent Rights**. The other types of awards that may be granted under this Plan include: (a) stock bonuses, restricted stock, performance stock, stock units, phantom stock, deferred shares, or similar rights to purchase or acquire shares, whether at a fixed or variable price (or no price) or a fixed or variable ratio related to the Common Stock, any of which may (but need not) be fully vested at grant or vest upon the passage of time, the occurrence of one or more events, the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) cash awards. The types of cash awards that may be granted under this Plan include the opportunity to receive a payment for the achievement of one or more goals established by the Administrator, on such terms as the Administrator may provide, as well as discretionary cash awards. Dividend equivalent rights may be granted as a separate award or in connection with another award under this Plan; provided, however, that dividend equivalent rights may not be granted as to a stock option or SAR granted under this Plan. In addition, any dividends and/or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied.

5.2 **Award Agreements.** Each award shall be evidenced by either (1) a written award agreement in a form approved by the Administrator and executed by the Company by an officer duly authorized to act on its behalf, or (2) an electronic notice of award grant in a form approved by the Administrator and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking award grants under this Plan generally (in each case, an "award agreement"), as the Administrator may provide and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require. The Administrator may authorize any officer of the Company (other than the particular award recipient) to execute any or all award agreements on behalf of the Company. The award agreement shall set forth the material terms and conditions of the award as established by the Administrator consistent with the express limitations of this Plan.

5.3 **Deferrals and Settlements.** Payment of awards may be in the form of cash, Common Stock, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.4 ***Consideration for Common Stock or Awards***. Except as provided herein, the purchase price for any award granted under this Plan or the Common Stock to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

- services rendered by the recipient of such award;
- cash, check payable to the order of the Company, or electronic funds transfer;
- notice and third party payment in such manner as may be authorized by the Administrator;
- the delivery of previously owned shares of Common Stock;
- by a reduction in the number of shares otherwise deliverable pursuant to the award; or
- subject to such procedures as the Administrator may adopt, pursuant to a "cashless exercise" with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

  In no event shall any shares newly-issued by the Company be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable state law. The Administrator shall not permit any participant to pay any portion of the exercise or purchase price of any award granted under this Plan by means of a promissory note. Shares of Common Stock used to satisfy the exercise price of an option shall be valued at their fair market value on the date of exercise. The Company will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant's ability to pay the purchase or exercise price of any award or shares by any method other than cash payment to the Company.

5.5 ***Definition of Fair Market Value.*** For purposes of this Plan, "fair market value" shall mean, unless otherwise determined or provided by the Administrator in the circumstances, the closing price (in regular trading) of a share of Common Stock as reported on the composite tape for securities listed on the New York Stock Exchange (the "Exchange") for the date in question or, if no sales of Common Stock were made on the Exchange on that date, the average of the closing prices of a share of Common Stock as reported on said composite tape for the next preceding day and the next succeeding day on which sales of Common Stock were made on the Exchange. The Administrator may, however, provide with respect to one or more awards that the fair market value shall equal the closing price of a share of Common Stock as reported on the composite tape for securities listed on the Exchange for the last trading day prior to the date in question or the average of the high and low trading prices of a share of Common Stock as reported on the composite tape for securities listed on the Exchange for the date in question or the most recent trading day. If the Common Stock is no longer listed or is no longer actively traded on the Exchange as of the applicable date, the fair market value of the Common Stock shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.6 ***Transfer Restrictions.***

  5.6.1 ***Limitations on Exercise and Transfer.*** Unless otherwise expressly provided in (or pursuant to) this Section 5.6 or required by applicable law, (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

  5.6.2 ***Exceptions.*** The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person's family members).

5.6.3 ***Further Exceptions to Limits on Transfer.*** The exercise and transfer restrictions in Section 5.6.1 shall not apply to:

(a) transfers to the Company (for example, in connection with the expiration or termination of the award),

(b) the designation of a beneficiary to receive benefits in the event of the participant's death or, if the participant has died, transfers to or exercise by the participant's beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(c) subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator,

(d) if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative, or

(e) the authorization by the Administrator of "cashless exercise" procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and the express authorization of the Administrator.

5.7 ***International Awards.*** One or more awards may be granted to Eligible Persons who provide services to the Company or one of its Subsidiaries outside of the United States. Any awards granted to such persons may be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator.

5.8 ***Minimum Vesting Conditions.***

5.8.1 Any award granted hereunder shall provide for a scheduled time-based or performance-based vesting, as applicable, of at least one (1) year following the date of grant.

5.8.2 Notwithstanding anything set forth in Section 5.8.1 to the contrary, awards representing a maximum of five percent (5%) of the Share Limit may be granted hereunder without any minimum vesting condition. For purposes of tracking this five percent (5%) limit, an award (or portion thereof) shall be counted toward the limit only if such award (i) provides for a scheduled vesting to occur before one (1) year following the date of grant, and (ii) actually vests before one (1) year following the date of grant.

6. **EFFECT OF TERMINATION OF SERVICE ON AWARDS**

6.1 ***General.*** The Administrator shall establish the effect of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Company or one of its Subsidiaries and provides other services to the Company or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Company or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2 ***Events Not Deemed Terminations of Service.*** Unless the express policy of the Company or one of its Subsidiaries, or the Administrator, otherwise provides, or except as otherwise required by applicable law, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Company or one of its Subsidiaries, or the Administrator; provided that, unless reemployment upon the expiration of such leave is guaranteed by contract or law, or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee of the Company or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Company or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of the term set forth in the award agreement.

6.3 ***Effect of Change of Subsidiary Status.*** For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Company a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of the Company or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status unless the Subsidiary that is sold, spun-off or otherwise divested (or its successor or a direct or indirect parent of such Subsidiary or successor) assumes the Eligible Person's award(s) in connection with such transaction.

7. ADJUSTMENTS; ACCELERATION

7.1 **Adjustments.** Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or extraordinary dividend distribution in respect of the Common Stock; or any exchange of Common Stock or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; then the Administrator shall equitably and proportionately adjust (1) the number and type of shares of Common Stock (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of shares of Common Stock (or other securities or property) subject to any outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards, and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

It is intended that, if possible, any adjustments contemplated by the preceding two paragraphs be made in a manner that satisfies applicable U.S. legal, tax (including, without limitation and as applicable in the circumstances, Section 424 of the Code and Section 409A of the Code) and accounting (so as to not trigger any charge to earnings with respect to such adjustment) requirements.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2 **Corporate Transactions—Assumption and Termination of Awards.** Upon the occurrence of any of the following: any merger, combination, consolidation, or other reorganization; any exchange of Common Stock or other securities of the Company; a sale of all or substantially all the business, stock or assets of the Company; a dissolution of the Company; or any other event in which the Company does not survive (or does not survive as a public company in respect of its Common Stock); then the Administrator may make provision for a cash payment in settlement of, or for the termination, assumption, substitution or exchange of any or all outstanding awards or the cash, securities or property deliverable to the holder of any or all outstanding awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Stock upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence, then, unless the Administrator has made a provision for the substitution, assumption, exchange or other continuation or settlement of the award or the award would otherwise continue in accordance with its terms in the circumstances: (1) unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR shall become fully vested, all shares of restricted stock then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award (with any performance goals applicable to the award in each case being deemed met, unless otherwise provided in the award agreement, at the "target" performance level); and (2) each award (including any award or portion thereof that, by its terms, does not accelerate and vest in the circumstances) shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days' notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

For purposes of this Section 7.2, an award shall be deemed to have been "assumed" if (without limiting other circumstances in which an award is assumed) the award continues after an event referred to above in this Section 7.2, and/or is assumed and continued by the surviving entity following such event (including, without limitation, a Parent, as such term is defined in Section 7.3), and confers the right to purchase or receive, as applicable and subject to vesting and the other terms and conditions of the award, for each share of Common Stock (or LTIP Unit) subject to the award immediately prior to the event, the consideration (whether cash, shares, or other securities or property) received in the event by the stockholders of the Company for each share of Common Stock sold or exchanged in such event (or the consideration received by a majority of the stockholders participating in such event if the stockholders were offered a choice of consideration); provided, however, that if the consideration offered for a share of Common Stock in the event is not solely the ordinary common stock of a successor Company or a Parent, the Administrator may provide for the consideration to be received upon exercise or payment of the award, for each share subject to the award, to be solely ordinary common stock of the successor corporation or a Parent equal in fair market value to the per share consideration received by the stockholders participating in the event.

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award. In the case of an option, SAR or similar right as to which the per share amount payable upon or in respect of such event is less than or equal to the exercise or base price of the award, the Administrator may terminate such award in connection with an event referred to in this Section 7.2 without any payment in respect of such award.

In any of the events referred to in this Section 7.2 or in Section 7.3, the Administrator may take such action contemplated by this Section 7.2 or Section 7.3 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration and/or termination to occur immediately prior to the applicable event and/or reinstate the original terms of the award if an event giving rise to an acceleration and/or termination does not occur.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

7.3 **_Possible Acceleration of Awards._** Without limiting Section 7.2, in the event of a Change in Control Event (as defined below), the Administrator may, in its discretion, provide that any outstanding option or SAR shall become fully vested, that any share of restricted stock then outstanding shall fully vest free of restrictions, and, subject to compliance with the requirements of Section 409A of the Code, that any other award granted under this Plan that is then outstanding shall be payable to the holder of such award. The Administrator may take such action with respect to all awards then outstanding or only with respect to certain specific awards identified by the Administrator in the circumstances. For purposes of this Plan, "Change in Control Event" means the occurrence of any of the following after the Effective Date:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a "Person")) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (1) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (2) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that, for purposes of this clause (a), the following acquisitions shall not constitute a Change in Control Event; (A) any acquisition directly from the Company, (B) any acquisition by the Company or the Partnership, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any affiliate of the Company or a successor, (D) any acquisition by any entity pursuant to a transaction that complies with clauses (c)(1), (2) and (3) below, and (E) any acquisition by a Person who owned at least 35% of either the Outstanding Company Common Stock or the Outstanding Company Voting Securities as of the Effective Date or an affiliate of any such Person;

(b) A change in the Board or its members such that individuals who, as of the later of the Effective Date or the date that is two years prior to such change (the later of such two dates is referred to as the "Measurement Date"), constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Measurement Date whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board (including for these purposes, the new members whose election or nomination was so approved, without counting the member and his predecessor twice) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(c) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its Subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its Subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination, (1) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 66 2/3% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets directly or through one or more subsidiaries (a "Parent")) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (2) no Person (excluding any entity resulting from such Business Combination or a Parent or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination or Parent) beneficially owns, directly or indirectly, more than 35% of, respectively, the then-outstanding shares of common stock of the entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such entity, except to the extent that the ownership in excess of 35% existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors or trustees of the entity resulting from such Business Combination or a Parent were members of the Incumbent Board (determined pursuant to clause (b) above using the date that is the later of the Effective Date or the date that is two years prior to the Business Combination as the Measurement Date) at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(d)   Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company other than in the context of a transaction that does not constitute a Change in Control Event under clause (c) above.

Notwithstanding the foregoing, if a Change in Control Event constitutes a payment event with respect to any award which provides for the deferral of compensation that is subject to Section 409A of the Code, to the extent required to avoid the imposition of additional taxes under Section 409A of the Code, the transaction or event described in clause (a), (b), (c) or (d) with respect to such award shall only constitute a Change in Control Event for purposes of the payment timing of such award if such transaction also constitutes a "change in control event," as defined in Treasury Regulation 1.409A-3(i)(5). The Administrator shall have full and final authority to determine conclusively whether a Change in Control Event of the Company has occurred pursuant to the above definition, the date of the occurrence of such Change in Control Event and any incidental matters relating thereto.

7.4   *Other Acceleration Rules.* The Administrator may override the provisions of Section 7.2 and/or 7.3 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with a Change in Control Event or any other action permitted hereunder shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

8.   OTHER PROVISIONS

8.1   *Compliance with Laws.* This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of shares of Common Stock and/or LTIP Units, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including but not limited to state and federal securities laws and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Company or one of its Subsidiaries, provide such assurances and representations to the Company or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2   *No Rights to Award.* No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3   *No Employment/Service Contract.* Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Company or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee's status as an employee at will, nor shall interfere in any way with the right of the Company or one of its Subsidiaries to change a person's compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4 ***Plan Not Funded.*** Awards payable under this Plan shall be payable in shares or from the general assets of the Company, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Company or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Company or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

8.5 ***Tax Withholding.*** Upon any exercise, vesting, or payment of any award or upon the disposition of shares of Common Stock acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, or upon any other tax withholding event with respect to any award, the Company or one of its Subsidiaries shall have the right at its option to:

(a) require the participant (or the participant's personal representative or beneficiary, as the case may be) to pay or provide for payment of the amount of any taxes which the Company or one of its Subsidiaries may be required to withhold with respect to such award event or payment; or

(b) deduct from any amount otherwise payable in cash to the participant (or the participant's personal representative or beneficiary, as the case may be), whether related to the award or not, the amount of any taxes which the Company or one of its Subsidiaries may be required to withhold with respect to such cash payment.

In any case where a tax is required to be withheld in connection with the delivery of shares of Common Stock under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Company reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the applicable withholding obligation on exercise, vesting or payment. The Company may not accept a promissory note from any Eligible Person in connection with taxes required to be withheld upon the exercise, vesting or payment of any award under this Plan.

8.6 ***Effective Date, Termination and Suspension, Amendments.***

8.6.1 ***Effective Date.*** This Plan is effective as of February 2, 2023, the date of its approval by the Board (the "Effective Date"). This Plan shall be submitted for and subject to stockholder approval no later than twelve months after the Effective Date. Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2 ***Board Authorization.*** The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.6.3 ***Stockholder Approval.*** To the extent then required by applicable law or any applicable listing agency or required under Sections 422 or 424 of the Code to preserve the intended tax consequences of this Plan, or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to stockholder approval.

8.6.4 ***Amendments to Awards.*** Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan and the no repricing provision of Section 3.2, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards.

8.6.5 ***Limitations on Amendments to Plan and Awards***. No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Company under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.7 ***Privileges of Stock Ownership.*** Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

8.8 ***Governing Law; Construction; Severability***.

8.8.1 ***Choice of Law***. This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of Maryland.

8.8.2 ***Severability.*** If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.8.3 ***Construction***. It is the intent of the Company that the awards and transactions permitted by awards be interpreted in a manner that, in the case of participants who are or may be subject to Section 16 of the Exchange Act, qualify, to the maximum extent compatible with the express terms of the award, for exemption from matching liability under Rule 16b-3 promulgated under the Exchange Act. Notwithstanding the foregoing, the Company shall have no liability to any participant for Section 16 consequences of awards or events under awards if an award or event does not so qualify.

8.9 ***Captions.*** Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10 ***Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Company***. Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee stock options, SARs, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Company or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Company or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect only adjustments giving effect to the assumption or substitution consistent with the conversion applicable to the Common Stock in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Company, as a result of the assumption by the Company of, or in substitution for, outstanding awards previously granted by an acquired company (or previously granted by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Company or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

8.11 ***Non-Exclusivity of Plan.*** Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

8.12 ***No Corporate Action Restriction.*** The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect, or restrict in any way the right or power of the Company or any Subsidiary (or any of their respective shareholders, boards of directors or committees thereof (or any subcommittees), as the case may be) to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Company or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Company or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Company or any Subsidiary, (d) any dissolution or liquidation of the Company or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Company or any Subsidiary, (f) any other award, grant, or payment of incentives or other compensation under any other plan or authority (or any other action with respect to any benefit, incentive or compensation), or (g) any other corporate act or proceeding by the Company or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Company or any employees, officers or agents of the Company or any Subsidiary, as a result of any such action. Awards need not be structured so as to be deductible for tax purposes.

8.13 **Other Company Benefit and Compensation Programs.** Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant's compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Company or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements of the Company or its Subsidiaries.

8.14 **Section 409A**. The intent of the parties is that payments and benefits under this Plan comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, this Plan shall be interpreted and be administered to be in compliance therewith. Notwithstanding anything to the contrary, a participant shall not be considered to have terminated employment with the Company for purposes of any payments under this Plan which are subject to Section 409A of the Code until the participant has incurred a "separation from service" from the Company within the meaning of Section 409A of the Code. Any payments described in this Plan that are due within the "short-term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Plan or any plan, arrangement or agreement with the Company, during the six (6) month period immediately following the participant's termination of employment shall instead be paid on the first business day after the date that is six (6) months following the participant's separation from service (or upon the participant's death, if earlier). In addition, for purposes of this Plan, each amount to be paid or benefit to be provided to the participant pursuant to this Plan, which constitute deferred compensation subject to Section 409A of the Code, shall be construed as a separate identified payment for purposes of Section 409A of the Code.

8.15 **Clawback Policy.** The awards granted under this Plan are subject to the terms of the Company's recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable law, any of which could in certain circumstances require repayment or forfeiture of awards or any shares of Common Stock, LTIP Units or other cash or property received with respect to the awards (including any value received from a disposition of the shares or units acquired upon payment of the awards).

* * *

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Helpful Resources
Weblinks

Board of Directors	*healthpeak.com/leadership/board-of-directors/*
Board Committee Composition	*healthpeak.com/leadership/board-of-directors/ committee-composition/*
Board Committee Charters	*healthpeak.com/esg/governance/*
Audit Committee Charter	
Compensation and Human Capital Committee Charter	
Nominating and Corporate Governance Committee Charter	
Executive Team	*healthpeak.com/leadership/executive-team/*
Investor Relations	*ir.healthpeak.com/overview*
Financial Information	*ir.healthpeak.com/*
SEC Filings	*ir.healthpeak.com/sec-filings*
Investor Presentations	*ir.healthpeak.com/investor-presentations*
Press Releases	*ir.healthpeak.com/press-room*
ESG	*healthpeak.com/esg/*
Annual ESG Report	*healthpeak.com/esg/*
Environmental Initiatives	*healthpeak.com/esg/environment/*
Social Initiatives	*healthpeak.com/esg/social/*
Governance Initiatives	*healthpeak.com/esg/governance/*
Historical Reports	*healthpeak.com/esg/historical-reports/*
Sustainable Finance	*healthpeak.com/esg/sustainable-finance/*
Corporate Governance Documents	*healthpeak.com/esg/governance/*
Code of Business Conduct and Ethics	
Vendor Code of Business Conduct and Ethics	
Corporate Governance Guidelines	
Learn More	
Corporate Website	*healthpeak.com*
Email Alerts and FAQs	*ir.healthpeak.com/investor-resources*

Weblinks are provided for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

Contacts

Company Contacts

Corporate Secretary
Healthpeak Properties, Inc.
4600 South Syracuse Street, Suite 500
Denver, Colorado 80237

Board of Directors
Healthpeak Properties, Inc.
4600 South Syracuse Street, Suite 500
Denver, Colorado 80237

Investor Relations
InvestorRelations@healthpeak.com

Proxy Statement/Annual Meeting

**Broadridge Financial Solutions, Inc.
(Tabulator/Inspector of Election)**
Broadridge Financial Solutions
51 Mercedes Way
Edgewood, New York 11717
866–540–7095

**Georgeson LLC
(Proxy Solicitor for the Company)**
888–607–9107

To Vote Your Shares
www.proxyvote.com
800–690–6903





Healthpeak

PROPERTIES

www.healthpeak.com

Corporate HQ , Denver, CO
4600 South Syracuse Street, Suite 500
Denver, CO 80237

Irvine, CA
1920 Main Street, Suite 1200
Irvine, CA 92614

Nashville, TN
3000 Meridian Boulevard, Suite 200
Franklin, TN 37067

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2000 Sierra Point Parkway, Suite 100
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420 Stevens Avenue, Suite 170
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35 Cambridgepark Drive, Suite 150
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